Exhibit 99.1

Execution Version AMENDING AGREEMENT NO. 1 THIS AMENDING AGREEMENT NO. 1 (this “ Amending Agreement ”) is made as of June 27, 2024 between the parties to the Credit Agreement (as hereinafter defined). WHEREAS: A. Reference is made to the second amended and restated credit agreement dated as of December 8 , 2022 (the “ Credit Agreement ”) among, inter alios , Stantec Inc . , as borrower (the “ Borrower ”), the lenders from time to time party thereto, as lenders (the “ Lenders ”), Canadian Imperial Bank of Commerce, as administrative agent (in such capacity, the “ Administrative Agent ”), sole lead arranger and sole bookrunner, Canadian Imperial Bank of Commerce, Bank of America, N . A . , Canada Branch and HSBC Bank Canada (a predecessor of Royal Bank of Canada), as Issuing Banks . B. As a result of an amalgamation between HSBC Bank Canada and Royal Bank of Canada (each a “ Predecessor ”), the amalgamated entity party hereto, known as Royal Bank of Canada, has assumed all of the rights, privileges and obligations of each Predecessor under the Credit Agreement, including without limitation the Loans and Commitments of each Predecessor and the role of Issuing Bank previously held by HSBC Bank Canada . C. The Borrower, the Administrative Agent and the Lenders wish to amend the Credit Agreement on the terms and conditions set out herein . NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained in this Amending Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows : ARTICLE 1 INTERPRETATION 1. One Agreement . This Amending Agreement amends the Credit Agreement . This Amending Agreement and the Credit Agreement shall be read, interpreted, construed and have effect as, and shall constitute, one agreement with the same effect as if the amendments made by this Amending Agreement had been contained in the Credit Agreement as of the date of this Amending Agreement . 2. Defined Terms . In this Amending Agreement, unless something in the subject matter or context is inconsistent : (a) terms defined in the description of the parties or in the recitals have the respective meanings given to them in the description or recitals, as applicable ; and (b) all other capitalized terms have the respective meanings given to them in the Credit Agreement as amended by this Amending Agreement (as so amended, the “ Amended Credit Agreement ”) .

- 2 - 3. Headings . The headings of the Articles and Sections of this Amending Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement . 4. References . All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Credit Agreement . ARTICLE 2 AMENDMENTS 1. Amendments to the Credit Agreement . Subject to the terms and conditions contained in this Amending Agreement, the Credit Agreement is amended to delete the stricken text (indicated textually in the same manner as the following example : stricken text ) and to add the underlined text (indicated textually in the same manner as in the following example : underlined text ) as set forth on the pages of the Credit Agreement and the relevant Exhibits and Schedules thereto, attached to this Amending Agreement as Schedule A . 2. Lenders and Commitments . As a result of the amendments to Schedule 2 . 1 as set out in Schedule A to this Amending Agreement, on the date hereof, the Administrative Agent shall make all usual and customary adjustments to ensure that all “Borrowings” under the Credit Agreement are outstanding in accordance with the rateable Commitments of each Revolving Credit Lender and Term Credit Lender as revised hereby, and each Revolving Credit Lender and Term Credit Lender agrees to take all actions as are necessary to give effect to such adjustments, including, without limitation, advancing amounts to the Administrative Agent for the benefit of the Lenders . Subject to Section 5 . 2 of this Amending Agreement, the Lenders acknowledge and agree that no such adjustments shall be made to any outstanding Banker’s Acceptances (as defined in the Credit Agreement) or SOFR Loans until the end of the applicable Interest Period (as defined in the Credit Agreement) or Contract Period (as defined in the Credit Agreement) thereof, and no risk incurred or Acceptance Fees (as defined in the Credit Agreement) or interest earned in connection therewith shall be reallocated before such time . ARTICLE 3 REPRESENTATIONS AND WARRANTIES 1. Confirmation of Representations . The Borrower represents and warrants that, as at the date of this Amending Agreement and assuming that the amendments made to the Credit Agreement by this Amending Agreement have become effective : (a) this Amending Agreement and the Confirmation appended hereto have each been duly authorized, executed and delivered by each of the signatory Credit Parties ; (b) the Amended Credit Agreement constitutes a legal, valid and binding obligation of the Borrower, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditor’s rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law ; (c) no Default or Event of Default has occurred and is continuing;

- 3 - (d) the representations and warranties contained in Article 3 (other than those that are made with respect to a specific date) are true and correct as if made on the date hereof ; and (e) Stantec Constructors Holding B . V . was dissolved on February 19 , 2024 and, at the time of its dissolution, (i) Stantec Constructors Holding B . V . was a Wholly - Owned direct Subsidiary of Stantec Global Capital Limited and a Wholly - Owned indirect Subsidiary of the Borrower, (ii) all of the property of Stantec Constructors Holding B . V . passed to Stantec Global Capital Limited and (iii) before and after giving effect to the dissolution of Stantec Constructors Holding B . V . , no Default or Event of Default had occurred and was continuing . ARTICLE 4 CONDITIONS 1. Conditions Precedent . The amendments set out in Article 2 shall become effective if and only if there is receipt by the Administrative Agent of: (a) a counterpart of this Amending Agreement executed by each party hereto; (b) a counterpart of the Confirmation appended to this Amending Agreement, executed by each Guarantor ; (c) a favourable written opinion of Bennett Jones LLP, as lead Canadian counsel to the Borrower, covering such customary matters relating to the Borrower, this Amending Agreement, the other Loan Documents, and/or the Transactions as the Lenders shall reasonably request, together with copies of all corporate and other factual certificates delivered to such counsel in connection with such opinion upon which counsel has relied ; (d) a counterpart of the fee letter (the “ Fee Letter ”) executed by the Borrower and the Administrative Agent; (e) payment to the Administrative Agent of the fees set out in the Fee Letter (collectively, the “ Upfront Fees ”) or arrangements for the payment of such Upfront Fees have been made to the satisfaction of the Administrative Agent ; and (f) payment (or the making of arrangements for the payment satisfactory to the payee) of all legal fees of the Administrative Agent invoiced to date by its counsel (the “ Legal Fees ”) . If such conditions precedent are met, then the effective date of the amendments set out in Article 2 will be as of the date of this Amending Agreement. 4 . 2 Payment . The Borrower irrevocably authorizes and directs the Administrative Agent to debit its main Canadian dollar operating account maintained by the Administrative Agent in the name of the Borrower in an aggregate amount equal to the sum of the Upfront Fees and the Legal

- 4 - Fees in order to effect the payment thereof, and the Borrower agrees to fund such account as necessary to ensure that it contains sufficient funds to make such payments . ARTICLE 5 GENERAL 1. Confirmation . Except as specifically stated herein, the Credit Agreement and the other Loan Documents shall continue in full force and effect in accordance with the provisions thereof . In particular but without limitation, the secured liabilities described in the Loan Documents include indebtedness, liabilities and obligations arising under or in relation to the Amended Credit Agreement, and any Liens granted thereunder extend thereto . All Secured Liabilities under the Credit Agreement shall be continuing with only the terms thereof being modified as provided in this Amending Agreement, and this Amending Agreement shall not evidence or result in a novation of such Secured Liabilities . 2. Bankers’ Acceptances . Upon the effectiveness of the amendments set out in this Amending Agreement, all Bankers’ Acceptances (as defined in the Credit Agreement) and B/A Equivalent Loans (as defined in the Credit Agreement) outstanding on such date will continue to be outstanding under the Amended Credit Agreement until the end of their applicable Interest Period, at which time, to the extent they are not repaid at the end of such Interest Period or converted into Borrowings of a different Type pursuant to an election of the Borrower validly made in accordance with Section 2 . 3 of the Amended Credit Agreement, each will be converted on the last day of the applicable Interest Period into a Canadian Prime Loan in accordance with Section 2 . 3 of the Amended Credit Agreement . While such Bankers’ Acceptances and B/A Equivalent Loans are outstanding under the Amended Credit Agreement, the provisions of the Credit Agreement (for certainty, prior to the amendments made thereto pursuant to this Amending Agreement) applicable to Bankers’ Acceptances and B/A Equivalent Loans shall continue to apply to such until the last day of their respective Interest Periods . 3. Reservation of Rights . Except as expressly set forth herein, this Amending Agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of Lenders or Administrative Agent under the Credit Agreement or any other Loan Document . Nothing herein shall be deemed to entitle any Credit Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances . 4. Interpretation . All references to “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter include, mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents . This Amending Agreement shall constitute a “Loan Document” under, and as defined in, the Credit Agreement . 5. Binding Nature . This Amending Agreement shall enure to the benefit of and be binding upon the Borrower, the Administrative Agent and the Lenders and their respective successors and permitted assigns .

- 5 - 6. Severability . Any provision of this Amending Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Amending Agreement, all without affecting the remaining provisions of this Amending Agreement or affecting the validity or enforceability of such provision in any other jurisdiction . 7. Conflicts . If, after the date of this Amending Agreement, any provision of this Amending Agreement is inconsistent with any provision of the Credit Agreement, the relevant provision of this Amending Agreement shall prevail . 8. Governing Law . This Amending Agreement will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein . 9. Counterpart and Facsimile . This Amending Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument . Delivery of an executed counterpart of a signature page of this Amending Agreement by telecopy, emailed pdf . or any other electronic means that reproduces an image of the actual executed signature page shall be effective as delivery of a manually executed counterpart of this Amending Agreement . The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to any document to be signed in connection with this Amending Agreement and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper - based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law . [signatures on the following pages]

S - 1 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC INC. , as Borrower (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 2 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. CANADIAN IMPERIAL BANK OF COMMERCE , as Administrative Agent, Sole Lead Arranger and Sole Bookrunner (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 3 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. CANADIAN IMPERIAL BANK OF COMMERCE , as Lender and Issuing Bank (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 4 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. ROYAL BANK OF CANADA , as Lender and Issuing Bank (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 5 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. NATIONAL BANK OF CANADA , as Lender (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 6 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. THE TORONTO - DOMINION BANK , as Lender (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 7 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. BANK OF AMERICA, N.A., CANADA BRANCH , as Lender and Issuing Bank (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 8 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC , as Lender (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 9 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. ATB FINANCIAL (formerly Alberta Treasury Branches), as Lender (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 10 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. WELLS FARGO BANK, N.A., CANADIAN BRANCH , as Lender (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 11 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. THE BANK OF NOVA SCOTIA , as Lender (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

CONFIRMATION Each undersigned Guarantor acknowledges and irrevocably consents to the terms of the Amending Agreement . Each undersigned Guarantor further represents, warrants, and confirms to the Administrative Agent for the benefit of each Secured Party that : (a) the Credit Party Guarantee and the guarantees and indemnities granted thereunder continue in full force and effect in accordance with their terms notwithstanding the Amending Agreement and the amendments to the Credit Agreement effected thereby ; (b) such guarantees and indemnities extend to the indebtedness, liabilities and obligations of the Borrower under the Amended Credit Agreement and to all other Secured Liabilities (as defined in the Credit Party Guarantee) ; and (c) all references to the “this Agreement” or the “Credit Agreement” and all similar references in any of the other Loan Documents shall hereafter mean and be a reference to the Amended Credit Agreement without any requirement to amend such Loan Documents . [signatures on the next following pages]

S - 1 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC INC. (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 2 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC CONSULTING LTD. (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 3 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC ARCHITECTURE LTD. (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 4 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC CONSULTING SERVICES INC. (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 5 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC GEOMATICS LTD. (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 6 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC CONSULTING INTERNATIONAL LTD. (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 7 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC TECHNOLOGY INTERNATIONAL INC. (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 8 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. MUSTANG ACQUISITION HOLDINGS INC. (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 9 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC ARCHITECTURE INC. (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 10 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC GLOBAL CAPITAL LIMITED (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 11 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC HOLDING (2017) LIMITED (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 12 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC OCEANIA LIMITED (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 13 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed and delivered as a deed as of the date set out on the first page. EXECUTED AND DELIVERED as a DEED on behalf of STANTEC ASIA LIMITED , acting by the following [ Redacted – Confidential Information ]: (" Signed ") [ Redacted – Personal Information ] Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 14 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. Executed in accordance with section 127 of the Corporations Act 2001 by STANTEC AUSTRALIA PTY LTD (" Signed ") [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] [ Redacted – Confidential Information ] [ Redacted – Confidential Information ] [ Redacted – Personal Information ] [ Redacted – Personal Information ] Print Name Print Name

S - 15 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. Signed by WOOD & GRIEVE ENGINEERS PTY LIMITED in accordance with section 127 of the Corporations Act 2001 (Cth) by (" Signed ") [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] [ Redacted – Confidential Information ] [ Redacted – Confidential Information ] [ Redacted – Personal Information ] [ Redacted – Personal Information ] [ Redacted – Confidential Information ] [ Redacted – Confidential Information ]

S - 16 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC EUROPE LIMITED (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 17 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. Stantec New Zealand by: (" Signed ") [ Redacted – Personal Information ] (" Signed ") [ Redacted – Personal Information ] [ Redacted – Confidential Information ] [ Redacted – Confidential Information ] [ Redacted – Personal Information ] [ Redacted – Personal Information ] [ Redacted – Confidential Information ] [ Redacted – Confidential Information ]

S - 18 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC UK LIMITED (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

S - 19 IN WITNESS WHEREOF the undersigned has caused this Amending Agreement to be duly executed as of the date set out on the first page. STANTEC CONSULTING INTERNATIONAL LLC (" Signed ") [ Redacted – Personal Information ] By: Name: [ Redacted – Personal Information ] Title: [ Redacted – Personal Information ]

SCHEDULE A Amended Credit Agreement [Attached.]

Execution Version SECOND AMENDED AND RESTATED CREDIT AGREEMENT dated as of December 8, 2022 among STANTEC INC. as Borrower and THE LENDERS FROM TIME TO TIME PARTIES HERETO as Lenders and CANADIAN IMPERIAL BANK OF COMMERCE as Administrative Agent, Sole Lead Arranger and Sole Bookrunner and CANADIAN IMPERIAL BANK OF COMMERCE, HSBC ROYAL BANK OF CANADA and BANK OF AMERICA, N.A., CANADA BRANCH as Issuing Banks Reflecting Amending Agreement No. 1 dated June 27, 2024

Table of Contents Page ARTICLE 1 DEFINITIONS - 1 - 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 Definitions. - 1 - Classification of Loans and Borrowings. 43 - 46 - Terms Generally. 43 - 46 - Québec Matters. 44 - 46 - Accounting Terms; GAAP. 45 - 47 - Time. 45 - 48 - Third Party Beneficiaries. 45 - 48 - Rates. 46 - 48 - Amendment and Restatement 46 - 48 - ARTICLE 2 THE CREDITS 47 - 49 - 1. Commitments. 47 - 49 - 2. Loans and Borrowings. 48 - 51 - 3. Requests for Borrowings. 49 - 51 - 4. Funding of Borrowings. 50 - 53 - 5. Interest and Acceptance Fees . 51 - 53 - 6. Termination and Reduction of Commitments; Extensions. 53 - 55 - 7. Repayment of Loans. 55 - 57 - 8. Evidence of Debt. 55 - 57 - 9. Prepayments. 56 - 58 - 10. Fees. 57 - 59 - 11. Bankers’ Acceptances Inability to Determine Rates . 58 - 60 - 12. Alternative Rate of Interest Fallbacks . 60 - 62 - 13. Increased Costs; Illegality. - 70 - - 72 - 2.14 Break Funding Payments. - 72 - 2.15 Taxes. - 74 - 2.16 Payments Generally; Pro Rata Treatment; Sharing of Set - offs. - 76 - 2.17 Currency Indemnity. - 77 - 2.18 Mitigation Obligations; Replacement of Lenders. 19. Letters of Credit. 78 - 77 - 20. Swingline Loans. 82 - 81 - 21. Defaulting Lenders. 83 - 82 - 22. Sustainability Adjustment 85 - 84 - ARTICLE 3 REPRESENTATIONS AND WARRANTIES - 87 - 1. Representations and Warranties of the Borrower. - 87 - ARTICLE 4 CONDITIONS - 94 - i

Table of Contents (continued) Page - 94 - 1. Effective Date. 2. Each Credit Event. 96 - 95 - ARTICLE 5 AFFIRMATIVE COVENANTS - 96 - 5.1 Covenants. - 96 - ARTICLE 6 NEGATIVE COVENANTS - 103 - 1. Negative Covenants. - 103 - ARTICLE 7 EVENTS OF DEFAULT 107 - 106 - 1. Events of Default. 107 - 106 - 2. Non - Delivery of Sustainability Certificate. - 111 - ARTICLE 8 THE ADMINISTRATIVE AGENT - 111 - 8.1 8.2 8.3 8.4 8.5 8.6 8.7 8.8 Appointment of Administrative Agent . - 111 - Secured Parties . - 111 - Limitation of Duties of Administrative Agent . - 112 - Lack of Reliance on the Administrative Agent . - 112 - Certain Rights of the Administrative Agent . 113 - 112 - Reliance by Administrative Agent . - 113 - Indemnification of Administrative Agent . - 113 - The Administrative Agent and the Co - Sustainability Structuring Agents in their Individual Capacity . 114 - 113 - 9. May Treat Lender as Owner. - 114 - 10. Successor Administrative Agent. - 114 - 11. No Independent Legal Action. 115 - 114 - 12. Payments by Administrative Agent. - 115 - 13. Lead Arranger and Bookrunner. - 116 - 14. Co - Sustainability Structuring Agents. 117 - 116 - 15. Erroneous Payments by the Administrative Agent. 117 - 116 - ARTICLE 9 MISCELLANEOUS 121 - 120 - 9.1 9.2 9.3 9.4 9.5 9.6 9.7 9.8 9.9 Notices. 121 - 120 - Waivers; Amendments. - 122 - Expenses; Indemnity; Damage Waiver. 124 - 123 - Successors and Assigns. 126 - 125 - Anti - Money Laundering Legislation. 128 - 127 - Acknowledgement and Consent to Bail - In of Affected Financial Institutions . - 128 - Survival . 129 - 128 - Counterparts and Execution . - 129 - Entire Agreement. - 129 - ii

Table of Contents (continued) Page 10. Severability. 130 - 129 - 11. Right of Set Off. 130 - 129 - 12. Governing Law. - 130 - 13. Attornment. - 130 - 14. Service of Process. - 130 - 15. WAIVER OF JURY TRIAL. - 130 - 16. Confidentiality. 131 - 130 - 17. No Strict Construction. - 131 - 18. Paramountcy. - 131 - 19. Excluded Swap Obligations. - 132 - 20. USA Patriot Act. - 132 - 21. LIMITATION OF LIABILITY. - 132 - 22. Acknowledgement Regarding Any Supported QFCs. - 132 - iii

Table of Contents Page Exhibits: Exhibit A Exhibit B Exhibit C Exhibit D Exhibit E - Form of Additional Commitment Agreement - Form of Borrowing Request - Form of Compliance Certificate - Form of Assignment and Assumption Agreement - Sustainability Certificate Schedules: Schedule 1.1 Schedule 2.1 Schedule 3.1(3) Schedule 3.1(6) Schedule 3.1(13) Schedule 3.1(14) Schedule 3.1(17) Schedule 3.1(18) Schedule 5.1(8) Schedule 9.1 - Existing Letters of Credit - Lenders and Commitments - Governmental Approvals; Conflicts - Litigation - Pension Plans - Subsidiaries - Environmental Matters - Employee Matters - Post - Closing Requirements - Lender and Issuing Bank Contact Information iv

SECOND AMENDED AND RESTATED CREDIT AGREEMENT THIS SECOND AMENDED AND RESTATED CREDIT AGREEMENT dated as of December 8 , 2022 is made among Stantec Inc . , as Borrower, the Lenders from time to time parties hereto, as Lenders, Canadian Imperial Bank of Commerce, as Administrative Agent, Sole Lead Arranger and Sole Bookrunner, and Canadian Imperial Bank of Commerce, Bank of America, N . A . , Canada Branch and Royal Bank of Canada (as successor to HSBC Bank Canada ) , as Issuing Banks . RECITALS WHEREAS the Borrower, as borrower, the lenders party thereto from time to time (the “ Existing Lenders ”), as lenders, Canadian Imperial Bank of Commerce, as administrative agent, sole lead arranger and sole bookrunner, and Canadian Imperial Bank of Commerce, Bank of America, N . A . , Canada Branch and Royal Bank of Canada (as successor to HSBC Bank Canada ) , as issuing banks, are parties to an amended and restated credit agreement dated as of June 27 , 2018 , as amended by amending agreement no . 1 dated July 19 , 2019 and amending agreement no . 2 dated October 29 , 2021 (as so amended, the “ Existing Credit Agreement ”), itself an amendment and restatement of a credit agreement originally made as of May 6 , 2016 (as amended from time to time prior to the effectiveness of the Existing Credit Agreement, the “ Original Credit Agreement ”), pursuant to which the Existing Lenders agreed to provide certain credit facilities to the Borrower ; AND WHEREAS the Existing Lenders and the Borrower wish to make certain amendments to the Existing Credit Agreement, and have agreed to do so by way of an amendment and restatement of the Existing Credit Agreement reflecting such amendments ; NOW THEREFORE , for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each party hereto, the parties hereto agree that the Existing Credit Agreement is hereby amended and restated in its entirety as follows : ARTICLE 1 DEFINITIONS 1.1 Definitions. In this Agreement : “ Absolute GHG Emissions ” means the sum of the absolute amount of (i) Scope 1 Emissions, (ii) Scope 2 Emissions, and (iii) Scope 3 Emissions of the Borrower during a Fiscal Year, following GHG Protocol and Science Based Targets initiative criteria expressed in mega - tonnes of CO 2 equivalent as verified on a limited assurance basis by the SPT Metric Auditor . “ Acceptance Fee ” means a fee payable by the Borrower to the Administrative Agent for the account of a Lender in Canadian Dollars with respect to the acceptance of a B/A or the making of a B/A Equivalent Loan, calculated on the face amount of the B/A or the B/A Equivalent Loan at a rate per annum equal to the Applicable Margin from time to time in effect on the basis of the actual number of days in the applicable Contract Period (including the date of acceptance and excluding the date of maturity) and a year of 365 days, (it being agreed that the Applicable Margin in respect of a B/A Equivalent Loan is equivalent to the Applicable Margin otherwise applicable to the B/A Borrowing which has been replaced by the making of such B/A Equivalent Loan pursuant to Section 2 . 11 (8)) .

- 2 - “ Acquisition ” means any transaction, or any series of related transactions, consummated after the First Restatement Date, by which any Credit Party directly or indirectly, by means of a takeover bid, tender offer, amalgamation, merger, purchase of assets or otherwise : (a) acquires any business (including any division of a business) or all or substantially all of the assets of any Person engaged in any business; (b) acquires control of securities of a Person engaged in a business representing more than 50 % of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body ; (c) acquires control of more than 50% of the ownership interest in any Person engaged in any business that is not managed by a board of directors or other governing body; or (d) otherwise acquires Control of a Person engaged in a business . “ Additional Commitment ” has the meaning set out in Section 2 . 1 (3)(a) . “ Additional Commitment Agreement ” means an agreement in the form of Exhibit A, appropriately completed . “Adjusted Daily Compounded CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Daily Compounded CORRA for such calculation plus (b) the Daily Compounded CORRA Adjustment . “Adjusted Term CORRA” means, for purposes of any calculation, the rate per annum equal to (a) Term CORRA for such calculation plus (b) the Term CORRA Adjustment ; provided that, if the Interest Period with respect to the applicable Term CORRA Loan is a Non - Standard Interest Period, then Adjusted Term CORRA shall be the CORRA Interpolated Rate . “ Adjusted Term SOFR ” means, for purposes of any calculation, the rate per annum equal to : (a) (a) Term SOFR for such calculation ; plus (b) (b) the Term SOFR Adjustment ; provided that, if the Interest Period with respect to the applicable SOFR Loan is a Non - Standard Interest Period, then Adjusted Term SOFR shall be the SOFR Interpolated Rate . “ Administrative Agent ” means Canadian Imperial Bank of Commerce, in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 8 . 10 . “ Administrative Questionnaire ” means an administrative questionnaire in a form supplied by the Administrative Agent . “ Affected Financial Institution ” means (a) any EEA Financial Institutions or (b) any UK Financial Institution . “ Affiliate ” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with, such Person .

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"**Agreement**~~"~~"" means this second amended and restated credit agreement and all the Exhibits and the Schedules attached hereto.

"Amending Agreement No. 1" means that amending agreement no. 1 dated as of June 27 2024 made in respect of the Second Amended and Restated Credit Agreement by, *inter alios*, the Borrower, the Lenders and the Administrative Agent.

"**AML Legislation**" means the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" applicable Laws, whether within Canada or elsewhere, including any regulations, guidelines or orders thereunder.

"**Anti-Corruption Laws**" means all laws, rules, and regulations of any jurisdiction applicable to the Borrower or its Subsidiaries from time to time concerning or relating to bribery or corruption, including without limitation the *Corruption of Foreign Public Officials Acts* (Canada), the *U.S. Foreign Corrupt Practices Act*, and the *U.K. Bribery Act 2010*.

"**Applicable Lender**" means, with respect to any Borrowing of (a) Revolving Loans, each Revolving Credit Lender, and (b) Term Loans, each Term Credit Lender.

"**Applicable Margin**" means the applicable rate per annum, expressed as a percentage, set out in the relevant column and row of the table below, based on the ~~Leverage Ratio as at the most recent Quarterly Date with respect to which the Borrower has delivered financial information to the Administrative Agent pursuant to Section 5.1(1)~~**rating by each Rating Agency applicable on such date for the Rated Debt** (all of which rates per annum are subject to adjustment in accordance with Section 2.22). Changes in the Applicable Margin as a result of any Applicable Sustainability Margin Adjustment shall be effective in accordance with Section 2.22.

	Rated Debt Ratings			~~Leverage Ratio~~	APPLICABLE MARGIN					
					Revolving Credit and Term Credit (Tranche C)				Term Credit (Tranche B)	
Level	DBRS	S&P	Moody's		Standby Fee	~~B/A Borrowing~~ CORRA Loan, SOFR Loan or Financial Letter of Credit	Non-Financial Letters of Credit	Canadian Prime Loan or Base Rate Loan	~~B/A Borrowing~~ CORRA Loan	Canadian Prime Loan
I	A	A	A2	~~[Redacted – Rate]~~	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]
II	A (low)	A-	A3	~~[Redacted – Rate]~~	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]
III	BBB (high)	BBB+	Baa1	~~[Redacted – Rate]~~	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]	[Redacted – Rate]

- 4 - Interest [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redacted – Rate ] Baa2 BBB BBB IV [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redacted – Rate ] Baa3 BBB - BBB (low ) V [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redact ed – Rate ] [ Redacted – Rate ] Ba1 BB+ BB (hig h) VI (a) For purposes of the foregoing: (i) if no Rating Agency shall have in effect a rating for the Rated Debt (other than by reason of the circumstances referred to in the last sentence of clause (c) of this definition), then the Applicable Margin shall be based upon the Level VI; (ii) if only one of the Rating Agencies shall have in effect a rating for the Rated Debt, then the Applicable Margin shall be based upon the Level applicable to such rating; (iii) if all of the Rating Agencies shall have in effect a rating for the Rated Debt and ratings established by the Rating Agencies fall within the same Level, then the Applicable Margin shall be based upon such Level; (iv) if at least two of the Rating Agencies shall have in effect a rating for the Rated Debt and the ratings established by the Rating Agencies fall within different Levels, the Applicable Margin shall be based upon the following: (A) if the rating for Rated Debt established by a Rating Agency falls within a Level that is one level higher or one level lower than the Level applicable to the rating established by any other Rating Agency (Level I being the highest and Level VI being the lowest), then the Applicable Margin shall be based upon the higher of such Levels ; and (B) if the rating for Rated Debt established by a Rating Agency falls within a Level that is two or more levels higher or two or more levels lower than then the Level applicable to the rating established by any other Rating Agency, the Applicable Margin shall be based upon the Level that is one level lower than the highest of the Levels ; and (v) if the ratings established or deemed to have been established by the Rating Agencies for the Rated Debt shall be changed (other than as a result of a change in the rating system of any Rating Agency), such change shall be effective as of the date on which it is first announced by the applicable Rating Agency, irrespective of when notice of such change shall have been

- 5 - furnished by the Borrower to the Administrative Agent and the Lenders pursuant to Section 5.1(1) or otherwise. (b) For the avoidance of doubt, interest and fee pricing with respect to Borrowings outstanding prior to the Second Restatement Date June 27 , 2024 shall be as set out in the Existing Second Amended and Restated Credit Agreement (for clarity , prior to its amendment and restatement in the form hereof , provided that no adjustment shall be made with respect to an acceptance fee collected prior to such date pursuant to Amending Agreement No . 1 ) . As at December 8 June 27 , 2022 2024 , the Applicable Margin shall be based upon the shaded row . (c) Thereafter, each change in the Applicable Margin shall change (to the extent necessary, if any) on each date on which the financial statements and Compliance Certificate of the Borrower are delivered to the Administrative Agent pursuant to Section 5 . 1 (1) to reflect any change in the Leverage Ratio shall apply during the period commencing on the effective as of the date of such financial statements, based upon the financial statements for the change and ending on the date immediately preceding Rolling Period, or if such day is not a Business Day, then the first Business Day thereafter . Notwithstanding the foregoing, the effective date of the next such change . If the rating system of a Rating Agency shall change, or if at any time such Rating Agency shall cease to be in the business of rating corporate debt obligations, the Borrower fails to deliver financial statements and the certificate of the Borrower as required by Section 5 . 1 (1) on or before the date required pursuant to Section 5 . 1 (1) (without regard to grace periods), the Applicable Margin shall be the highest margins provided for in the above grid Lenders shall negotiate in good faith to amend this definition to reflect such changed rating system or the unavailability of ratings from the date such financial statements are due pursuant to Section 5 . 1 (1) (without regard to grace periods) through the date the Administrative Agent receives all financial statements and certificates that are then due pursuant to Section 5 . 1 (1) rating agency and, pending the effectiveness of any such amendment, the Applicable Margin shall be determined by reference to the rating most recently in effect prior to such change or cessation . (d) Any increase or decrease in: (x) the interest rates on SOFR Loans and CORRA Loans outstanding on the effective date of a change in the aforesaid rates and fees will apply proportionately to each such SOFR Loan outstanding on the basis of the number of days remaining in the term to maturity thereof ; (y) the Acceptance Fees on Bankers’ Acceptances outstanding on the effective date of a change in the aforesaid rates and fees will apply for new Bankers’ Acceptances issued after such effective date or on any rollover of an existing Bankers’ Acceptance but otherwise the Acceptance Fees on any Bankers’ Acceptance existing at such effective date will not change until the maturity date thereof ; and ( z y ) the fees on Letters of Credit outstanding on the effective date of a change in the aforesaid rates and fees will apply proportionately to each such Letter of Credit outstanding on the basis of the number of days remaining in the term to maturity or renewal thereof . “ Applicable Maturity Date ” means the Revolving Credit Maturity Date, the Term Credit (Tranche B) Maturity Date or the Term Credit (Tranche C) Maturity Date, as the context may require . “ Applicable Percentage ” means, in respect of any Lender at any time, with respect to a Credit or all Credits, the percentage of such Credit or of all Credits, as the case may be, which such

- 6 - Lender has agreed to make available to the Borrower at such time, determined by dividing such Lender’s Commitment in respect of such Credit or of all Credits, as the case may be, by the aggregate of all of the Lenders’ Commitments with respect to such Credit or all Credits, as the case may be ; provided that , for the purposes of determining a Lender’s share of a Borrowing under the Revolving Credit pursuant to Section 2 . 1 (1), the Applicable Percentage of each Lender shall be calculated net of the Swingline Commitment . If any Commitments have terminated or expired, the Applicable Percentages in respect of the terminated or expired Commitments shall be determined based upon the relevant Commitments most recently in effect (prior to their termination or expiry), giving effect to any assignments . “ Applicable Sustainability Margin Adjustment ” means, for any Fiscal Year (commencing with the Fiscal Year ending December 31 , 2022 ), with reference to the reported values of the SPT Metrics in the Sustainability Certificate delivered for the end of the most recently ended Fiscal Year, the sum of each “Adjustment to the Applicable Margin” for each SPT Metric set forth in the row opposite such SPT Metric, subject to Section 2 . 22 : Adjustment to the Applicable Margin Target Leve l Year SPT Metric Standby Fee Non - Financ ial Letters of Credit Canadian Prime Loan, Base Rate Loan, B/A Borrowing CO RRA Loan , SOFR Loan or Financial Letter of Credit [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] I 2021 Absolute GHG Emissions [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] II [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] I 2022 [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] II [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] I 2023 [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target II

- 7 - Amount ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] I 2024 [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] II [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] I 2025 [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] II [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage] [ Redacted – Target Amount ] I Repo rting Year 2022 Data Year 2020 Bloomber g Gender - E quality Index Score [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] II [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] III [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] IV [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] V [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] I Repo rting Year 2023 Data Year 2021 [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] II [ Redacted – [ Redacted – [ Redacted – [ Redacted – Target III

- 8 - Percentage ] Percentage ] Percentage ] Amount ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] IV [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] V [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] I Repo rting Year 2024 Data Year 2022 [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] II [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] III [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] IV [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] V [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] I Repo rting Year 2025 Data Year 2023 [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] II [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] III [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] IV [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Percentage ] [ Redacted – Target Amount ] V

- 9 - “ Asset Coverage Percentage ” means an amount equal to: (a) the aggregate gross assets of the Credit Parties, determined on an unconsolidated basis and excluding all inter - Group Party items and Investments in any Group Party ; divided by (b) gross assets of the Borrower, determined on a Consolidated basis. “ Asset Disposition ” means, with respect to any Person, the sale, lease, license, transfer, assignment or other disposition of, or the expropriation, condemnation, destruction or other loss of, all or any portion of its business, assets, rights, revenues or property, real, personal or mixed, tangible or intangible, whether in one transaction or a series of transactions, other than (a) inventory sold in the ordinary course of business upon customary credit terms, (b) sales of worn - out, scrap or obsolete material or equipment which are not material in the aggregate, (c) licenses granted to third parties in the ordinary course of business, (d) transactions among Credit Parties, (e) transactions among Non - Credit Party Subsidiaries, (f) transactions that constitute Investments permitted hereunder or any redemption or repayment thereof, or (g) transactions between Credit Parties and Non - Credit Party Subsidiaries that would fall within Section 6 . 1 (6)(c) if they were Investments . “ Assignment and Assumption ” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9 . 4 ), and accepted by the Administrative Agent, in the form of Exhibit D or any other form approved by the Administrative Agent . “ Authorization ” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, by - law, rule or regulation of any Governmental Authority having jurisdiction over such Person, whether or not having the force of Law . “ B/A Borrowing ” means a Borrowing comprised of one or more Bankers’ Acceptances or, as applicable, B/A Equivalent Loans . For greater certainty, unless the context requires otherwise, all provisions of this Agreement which are applicable to Bankers’ Acceptances are also applicable, mutatis mutandis , to B/A Equivalent Loans . “ B/A Equivalent Loan ” has the meaning set out in Section 2 . 11 (8) . “ Bail - In Action ” means the exercise of any Write - Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution . “ Bail - In Legislation ” means : (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014 / 59 /EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail - In Legislation Schedule ; and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation, or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other

- 10 - financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceeding). “ Bankers’ Acceptance ” and “ B/A ” mean an instrument denominated in Canadian Dollars, drawn by the Borrower and accepted by a Lender in accordance with this Agreement, and includes a “depository note” within the meaning of the Depository Bills and Notes Act (Canada) and a bill of exchange within the meaning of the Bills of Exchange Act (Canada) . “ Base Rate ” means, on any day the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the bank that is the Administrative Agent and in effect as its base rate at its principal office in Toronto, Ontario on such day for determining interest rates on U . S . Dollar - denominated commercial loans made in Canada, (b) the Federal Funds Rate on such day plus 0 . 50% , and (c) Adjusted Term SOFR on such day (based upon a one - month Interest Period) plus 1 . 00% ; provided that, if the Base Rate as so determined is less than the Floor, then the Base Rate shall be deemed to be the Floor . “ Base Rate Borrowing ” means a Borrowing comprised of one or more Base Rate Loans. “ Base Rate Loan ” means a Loan denominated in U . S . Dollars which bears interest at a rate based upon the Base Rate . “ BHC Act Affiliate ” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U . S . C . 1841 (k)) of such party . “ BIA ” means the Bankruptcy and Insolvency Act (Canada). “ Bloomberg Gender - Equality Index Score ” means the comprehensive score assigned by Bloomberg L . P . to companies based on the level of disclosure of gender - related data and their respective performance areas such as, but not limited to, (i) female leadership & talent pipeline, (ii) equal pay and gender pay parity, (iii) inclusive culture, (iv) sexual harassment policies, and (v) pro - women brand, which may be updated by Bloomberg L . P . from time to time . “ Book Value of Assets ” means, at any time, the book value of assets of the Borrower, determined on a Consolidated basis at such time . “ Bookrunner ” means Canadian Imperial Bank of Commerce in its capacity as sole bookrunner with respect to the credit facilities provided for herein . “ Borrower ” means Stantec Inc., a Canada corporation, in its capacity as the borrower hereunder. “ Borrowing ” means any availment of any of the Credits, and includes any Loan, the issuance of a Letter of Credit (or any amendment thereto or renewal or extension thereof) and a rollover or conversion of any outstanding Loan . “ Borrowing Request ” has the meaning set out in Section 2.3(1). “ Business Day ” means any day that is not (a) a Saturday, Sunday or holiday (as defined in the Interpretation Act (Canada)) in Toronto, Ontario, Montreal, Quebec or Edmonton, Alberta, or (b) in the case of any U . S . Dollar - denominated Borrowing, any other statutory holiday in New York, New York ; provided that , in the case of a SOFR Borrowing, a “ Business Day ” shall exclude any day that is not a U . S . Government Securities Business Day .

- 11 - “ Canadian $ Amount ” means, on any day, in relation to any Loans or Letters of Credit, the sum of (a) the amount of all such Loans and Letters of Credit that are denominated in Canadian Dollars, and (b) the Equivalent Amount of all such Loans and Letters of Credit that are expressed in other currencies . “ Canadian Dollars ” and “ Cdn . $ ” refer to lawful money of Canada . “ Canadian Multi - Employer Pension Plan ” means a “multi - employer plan”, as defined in subsection 1 (1)(ii) of the Employment Pension Plans Act (Alberta), or any similar type of plan subject to pension standards legislation in any other Canadian jurisdiction . “ Canadian Pension Plan ” means a “registered pension plan”, as such term is defined in subsection 248 (1) of the Income Tax Act , which is sponsored, administered or contributed to, or required to be contributed to, by any Group Party or under which any Group Party has any actual or contingent liability . “ Canadian Prime Borrowing ” means a Borrowing comprised of one or more Canadian Prime Loans . “ Canadian Prime Loan ” means a Loan denominated in Canadian Dollars which bears interest at a rate based upon the Canadian Prime Rate . “ Canadian Prime Rate ” means, on any day, the annual rate of interest equal to the greater of (a) the annual rate of interest announced by the Administrative Agent and in effect as its prime rate at its principal office in Toronto, Ontario on such day for determining interest rates on Canadian Dollar - denominated commercial loans in Canada, and (b) the annual rate of interest equal to the sum of (i) the one - month CDOR Rate Adjusted Term CORRA in effect on such day, plus (ii) 1 . 00% ; provided that if the Canadian Prime Rate is at any time less than zero, the Canadian Prime Rate shall be deemed to be zero for the purposes of this Agreement . “ Capital Adequacy Guideline ” means the capital adequacy requirements from time to time specified by the Office of the Superintendent of Financial Institutions (or any successor Canadian Governmental Authority performing the functions and exercising the powers performed and exercised by the Office of the Superintendent of Financial Institutions) and published by it as one or more guidelines for Canadian banks . “ Capital Lease Obligations ” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP . “ Cash Equivalents ” means any of the following : (a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of Canada or of any Canadian province (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of Canada or of such Canadian province), in each case maturing within one year from the date of acquisition thereof ;

- 12 - (b) investments in certificates of deposit, bankers’ acceptances and time deposits maturing within 180 days from the date of acquisition thereof issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of Canada or of any Canadian province which has a combined capital surplus and undivided profits of not less than Cdn . $ 100 , 000 , 000 ; (c) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the Government of the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the Government of the United States of America), in each case maturing within one year from the date of acquisition thereof ; (d) marketable and freely tradeable securities evidencing direct obligations of corporations, hospitals, municipal boards or school boards having, at the date of acquisition, a rating from DBRS of A, from Moody’s of A 2 or from S&P of A, in each case maturing within 180 days from the date of acquisition thereof ; or (e) deposits in bank accounts made in the ordinary course of business and otherwise permitted hereunder. “ Cash Management Services ” means any one or more of the following types of services or facilities provided to any Group Party by a Lender or any Lender Affiliate (a) ACH transactions, (b) cash management services, including controlled disbursement services, treasury, depository, and electronic funds transfer services, (c) credit card processing services, and (d) credit or debit cards . “ CCAA ” means the Companies’ Creditors Arrangement Act (Canada) . “ CDOR Rate ” means, on any day and for any period, an annual rate of interest equal to the Canadian Dollar Offered Rate Quoted by RBSL for the applicable period as at approximately 10 : 20 a . m . on such day, or if such day is not a Business Day, then on the immediately preceding Business Day, provided that (a) subject to Section 2 . 12 (3), if such rate is not quoted on such day as contemplated, then the CDOR Rate on such day shall be calculated as the annual interest rate for such period applicable to Canadian Dollar bankers’ acceptances offered by the bank that is the Administrative Agent for the discount of banker’s acceptances issued by it as at approximately 10 : 20 a . m . on such day or, if such day is not a Business Day, then on the immediately preceding Business Day ; and (b) if such rate is less than the Floor, the CDOR Rate shall be deemed to be the Floor . “ Change in Law ” means (i) the adoption or taking effect of any new Law after the date of this Agreement, (ii) any change in any existing Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority after the date of this Agreement, or (iii) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law), by any Governmental Authority made or issued after the date of this Agreement .

- 13 - “ Change of Control ” means if, after the First Restatement Date, any Person acquires, directly or indirectly, alone or in concert (within the meaning of the Securities Act (Alberta)) with other Persons, over a period of time or at any one time, Voting Securities in the capital of the Borrower aggregating in excess of 50 % of all of the then issued and outstanding Voting Securities of the Borrower or otherwise acquires the power to elect a majority of the board of directors of the administrator of the Borrower (regardless of whether such Person or Persons are owned or controlled by the same Persons which owned or controlled such Voting Securities of the Borrower) . “ Co - Sustainability Structuring Agents ” means, collectively, Canadian Imperial Bank of Commerce and Royal Bank of Canada, in their capacities as co - sustainability structuring agents . “ Code ” means the Internal Revenue Code of 1986 , as amended from time to time . “ Commitment ” means, with respect to each Lender, the commitment(s) of such Lender to make Revolving Loans or Term Loans hereunder as, in the case of the Revolving Credit Commitments, such commitment may be reduced from time to time pursuant to Sections 2 . 6 or 2 . 9 , and as such commitment(s) may be reduced or increased from time to time pursuant to assignments by or to such Lender pursuant to Section 9 . 4 . The initial amount(s) of each Lender’s Commitment(s) are set out in Schedule 2 . 1 , or in the Assignment and Assumption pursuant to which such Lender shall have assumed its Commitment(s), as applicable . On the Second Restatement Date, the aggregate amount of (a) the Revolving Credit Commitments is Cdn . $ 800 , 000 , 000 , and (b) the Term Credit Commitments is Cdn . $ 310 , 041 , 000 . “ Commodity Exchange Act ” means the Commodity Exchange Act ( 7 U . S . C . † 1 et seq . ), as amended from time to time, and any successor statute . “ Competitor ” means, at any time, a Person materially engaged in a business of the type conducted by the Group Parties at such time (or any business reasonably related thereto) that has been identified in writing prior to such time by the Borrower to the Administrative Agent . “ Compliance Certificate ” means a certificate of the Borrower in the form attached hereto as Exhibit C, signed by a Responsible Officer of the Borrower . “ Connection Income Taxes ” means Other Connection Taxes that are imposed on or measured by net income (or that are franchise taxes or branch profits taxes imposed in lieu of net income taxes) “ Consolidated ” means, when used with respect to any financial term, financial covenant, financial ratio or financial statement, such financial term, financial covenant, financial ratio or financial statement calculated, prepared or determined, as applicable, for the Borrower on a consolidated basis in accordance with GAAP consistently applied . “ Consolidated Tangible Assets ” means, at any time, the aggregate assets of the Borrower at such time, determined on a Consolidated basis, less the aggregate amount of all goodwill, patents, trademarks, copyrights and other similar intangible assets to the extent included in such aggregate assets, in each case determined as at the last day of the most recent Fiscal Year . As at the Second Restatement Date, the value of the Consolidated Tangible Assets is Cdn . $ 2 , 668 , 882 , 000 .

- 14 - “ Contract Period ” means the term of a B/A Borrowing selected by the Borrower in accordance with Section 2 . 3 (1)(iv) commencing on the date of such B/A Borrowing and expiring on a Business Day which shall be either one month, two months or three months (or such other terms as may be requested by the Borrower and approved unanimously by the Lenders) ; provided that (a) subject to clause (b) of this definition, each such period shall be subject to such extensions or reductions as may be determined by the Administrative Agent to ensure that each Contract Period will expire on a Business Day, and (b) no Contract Period shall extend beyond the Applicable Maturity Date . “ Control ” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise . “ Controlling ” and “ Controlled ” have meanings correlative thereto . “CORRA” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator) . “ CORRA Borrowings” means Term CORRA Borrowings and Daily Compounded CORRA Borrowings . “CORRA Interpolated Rate” means, for any Term CORRA Loan for a Non - Standard Interest Period, the rate per annum determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between : (a) Adjusted Term CORRA for the longest Interest Period that is not a Non - Standard Interest Period for which Adjusted Term CORRA is available that is shorter than the Non - Standard Interest Period of such Term CORRA Loan and (b) the Adjusted Term CORRA for the shortest Interest Period that is not a Non - Standard Interest Period for which Adjusted Term CORRA is available that exceeds the Non - Standard Interest Period of such Term CORRA Loan, in each case, at such time ; provided that when determining the CORRA Interpolated Rate for a Non - Standard Interest Period which is less than one (1) month, the CORRA Interpolated Rate shall be deemed to be Adjusted Term CORRA for an Interest Period of one (1) month's duration ; provided, further, that if the CORRA Interpolated Rate for any period shall ever be less than the Floor, then the CORRA Interpolated Rate for such period shall be deemed to be the Floor . “CORRA Loans” means Term CORRA Loans and Daily Compounded CORRA Loans . “ Cover ”, when required by this Agreement for LC Exposure, means either (a) providing cash collateral (pursuant to documentation reasonably satisfactory to the Administrative Agent and the Issuing Banks), to be held by the Administrative Agent for the benefit of the Revolving Credit Lenders in an amount equal to 103 % of the then existing LC Exposure, or (b) providing Administrative Agent with a standby letter of credit, in form and substance reasonably satisfactory to Administrative Agent, from a commercial bank reasonably acceptable to Administrative Agent in an amount equal to 103 % of the then existing LC Exposure . Any cash collateral provided pursuant to (a) shall be retained by the Administrative Agent in such collateral account until such time as the applicable Letters of Credit shall have expired or matured and Reimbursement Obligations, if any, with respect thereto shall have been fully satisfied ; provided that if any such Reimbursement Obligations are not satisfied when due

- 15 - hereunder, the Administrative Agent may apply any amounts in such collateral account against such Reimbursement Obligations. “ Covered Entity ” means any of the following: (a) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. † 252.82(b); (b) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. † 47.3(b); or (c) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. † 382.2(b). “ Covered Party ” has the meaning assigned to such term in Section 9 . 22 . “ Credit Parties ” means, collectively, the Borrower and the Guarantors, and “ Credit Party ” means any one of them . “ Credit Party Guarantee ” means the unlimited multi - party guarantee dated as of the Original Closing Date in favour of the Administrative Agent with respect to the Secured Liabilities, as amended, restated, supplemented or otherwise modified from time to time . “ Credits ” means, collectively, the Revolving Credit and the Term Credit, and “ Credit ” means any one of the Credits . “ Currency Excess Amount ” has the meaning set out in Section 2 . 9 (1) . “ Daily Compounded CORRA” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback period of five (5) Business Days ) being established by the Administrative Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans ; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion ; and provided that if the administrator has not provided or published CORRA and a Benchmark Transition Event Replacement Date with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA . ; and provided that if Daily Compounded CORRA as so determined for any day shall be less than the Floor, then Daily Compounded CORRA for such day shall be deemed to be the Floor . “Daily Compounded CORRA Adjustment” means, for any calculation with respect to a Daily Compounded CORRA Loan, a percentage per annum as set forth below for the applicable Interest Period or Non - Standard Interest Period therefor : [ Redacted – Percentage ]

F D x T 1 + 365 - 16 - “Daily Compounded CORRA Borrowing” means a Borrowing comprised of one or more Daily Compounded CORRA Loans . “Daily Compounded CORRA Loan” means a Loan denominated in Canadian Dollars that bears interest at a rate based upon Adjusted Daily Compounded CORRA . “ DBRS ” shall mean Dominion Bond Rating Service Limited, or its successor . “ Default ” means any event or condition that constitutes an Event of Default or that, upon notice, lapse of time or both, would, unless cured or waived, become an Event of Default . “ Default Right ” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C . F . R . †† 252 . 81 , 47 . 2 or 382 . 1 , as applicable . “ Defaulting Lender ” means any Lender that (a) has failed to fund any portion of the Loans or perform its obligations under Section 2 . 1 within three Business Days of the date it is required to do so, unless the failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it under this Agreement within three Business Days of when due, unless the payment is the subject of a good faith dispute or unless the failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business or (f) becomes the subject of a Bail - In Action . “ Defined Benefit Plan ” means (a) a pension plan registered under the Income Tax Act, the Employment Pension Plans Act (Alberta) or any other applicable pension standards legislation which contains a “defined benefit provision”, as such term is defined in subsection 147 . 1 (1) of the Income Tax Act ; and (b) the UK Plan and any other pension plan, arrangement or scheme that provides benefits determined on a defined benefit basis which is not subject to Canadian or U . S . law . “ Depreciation Expense ” means, with respect to any period, the collective depreciation, depletion impairment and amortization expense of the Borrower for such period, determined on a Consolidated basis . “ Discount Proceeds ” means for any B/A (or, as applicable, any B/A Equivalent Loan), an amount (rounded to the nearest whole cent, and with one - half of one cent being rounded up) calculated as follows : where:

- 17 - F = the face amount of the B/A (or, as applicable, the undiscounted amount of the B/A Equivalent Loan); D = the applicable Discount Rate (expressed as a decimal) applicable to such B/A (or as applicable, such B/A Equivalent Loan); and T = the number of days to maturity of such B/A (or as applicable, such B/A Equivalent Loan); with the quotient of one divided by the denominator in the equation above being rounded up or down to the nearest fifth decimal place, and with .000005 being rounded up. “ Discount Rate ” means, with respect to either a B/A for a particular Contract Period being purchased by a Lender on any day or a B/A Equivalent Loan being made by a Lender on any day, (a) for any Lender which is a Schedule I bank under the Bank Act (Canada), the CDOR Rate on such day for such Contract Period, and (b) for any other Lender, the lesser of: (i) the CDOR Rate on such day for such Contract Period, plus 0.10%; and (ii) the interest rate per annum equal to the percentage discount rate quoted by such Lender as the percentage discount rate at which such Lender would, in accordance with its normal practices, at or about 10 : 00 a . m . on such date, be prepared to purchase Bankers’ Acceptances or make B/A Equivalent Loans having a face amount and term comparable to the face amount and term of such B/A or B/A Equivalent Loan . “ EBITDA ” means, for any period, an amount equal to Net Income for such period minus, to the extent included in such Net Income (but without duplication): (a) any non - cash income and gains (including unrealized gains with respect to Hedge Arrangements); and (b) any extraordinary or non - recurring income and gains; plus, to the extent deducted from such Net Income (but without duplication): (c) Interest Expense; (d) Income Tax Expense; (e) Depreciation Expense; and (f) any other non - cash expenses and losses (including unrealized losses with respect to Hedge Arrangements); and all determined on a Consolidated basis; provided that: (g) in respect of (i) each Person which has become a Subsidiary in such period, or (ii) an Acquisition of assets in such period, EBITDA shall be determined as if (A) such Person had been a Subsidiary during the entire such period, or (B) such EBITDA producing

- 18 - assets had been possessed by such Person during the entire such period, as applicable; and (h) in respect of (i) each Person which has ceased to be a Subsidiary in such period, or (ii) a disposition or sale of assets during such period, EBITDA shall be determined as if (A) such Person had not been a Subsidiary during the entire such period, or (B) such EBITDA producing assets had not been possessed by such Person during the entire such period, as applicable . “ EBITDA Coverage Percentage ” means an amount equal to: (a) the aggregate Subject EBITDA of the Credit Parties, determined on an unconsolidated basis and excluding all inter - Group Party items; divided by (b) EBITDA . “ EEA Financial Institution ” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent ; “ EEA Member Country ” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway . “ EEA Resolution Authority ” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution . “Electronic Signature” means an electronic sound, symbol or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record . “ Environmental Laws ” means all Laws relating in any way to the environment, preservation or reclamation of natural resources, the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling, release, threatened release or disposal of any Hazardous Material, or to health and safety matters . “ Environmental Liability ” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities) of any Credit Party directly or indirectly resulting from or based upon (a) the violation of any Environmental Laws, (b) the generation, use, handling, collection, treatment, storage, transportation, recovery, recycling or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing . “ Equity Securities ” means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non - voting) of, such Person’s capital, whether outstanding on the date hereof or issued after the

- 19 - date hereof, including any interest in a partnership, limited partnership or other similar Person and any beneficial interest in a trust, and any and all rights, warrants, debt securities, options or other rights exchangeable for or convertible into any of the foregoing . “ Equivalent Amount ” means, with respect to any two currencies, the amount obtained in one such currency (“ first currency ”) when an amount in the other currency is converted into the first currency using the Bank of Canada closing rate on the previous Business Day for the conversion of the applicable amount of the other currency into the first currency with respect to which such computation is required for the purpose of this Agreement or, if no such rate is quoted, using the spot rate of exchange quoted for wholesale transactions by the Administrative Agent in Toronto, Ontario in accordance with its normal practice . “ ERISA ” means the U . S . Employee Retirement Income Security Act of 1974 , as amended from time to time . “ ERISA Affiliate ” means any person that for purposes of Title I or Title IV of ERISA or Section 412 of the Code would be deemed at any relevant time to be a single employer or otherwise aggregated with any Credit Party under Section 414 (b), (c), (m) or (o) of the Code or Section 4001 of ERISA . “ ERISA Event ” shall mean any one or more of the following : (a) any reportable event, as defined in Section 4043 of ERISA, with respect to a US Plan, as to which the PBGC has not by regulation waived the requirement of Section 4043 (a) of ERISA that it be notified of such event ; (b) the filing of a notice of intent to terminate any US Plan, if such termination would require material additional contributions in order to be considered a standard termination within the meaning of Section 4041 (b) of ERISA, the filing under Section 4041 (c) of ERISA of a notice of intent to terminate any US Plan or the termination of any US Plan under Section 4041 (c) of ERISA ; (c) the institution of proceedings, or the occurrence of an event or condition which would reasonably be expected to constitute grounds for the institution of proceedings by the PBGC under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any US Plan ; (d) the failure to make a required contribution to any US Plan that would result in the imposition of a lien or other encumbrance or the provision of security under Section 412 or 430 of the Code or Section 302 or 4068 of ERISA, or the arising of such a lien or encumbrance ; there being or arising any “unpaid minimum required contribution” or “accumulated funding deficiency” (as defined or otherwise set forth in Section 4971 of the Code or Part 3 of Subtitle B of Title I of ERISA), whether or not waived ; or the filing of any request for or receipt of a minimum funding waiver under Section 412 of the Code with respect to any US Plan or Multiemployer Plan, or that such filing may be made ; or a determination that any US Plan is, or is expected to be, in at - risk status under Title IV of ERISA ; (e) a Credit Party engaging in a non - exempt prohibited transaction within the meaning of Section 4975 of the Code or Section 406 of ERISA that within one year of its discovery either is not submitted for correction under a voluntary correction program sponsored by

- 20 - the IRS or the U.S. Department of Labor (if such a program is available) or is not otherwise corrected; (f) the complete or partial withdrawal of any Credit Party or any ERISA Affiliate from a Multiemployer Plan, the reorganization or insolvency under Title IV of ERISA of any Multiemployer Plan ; or the receipt by any Credit Party or any ERISA Affiliate, of any notice, or the receipt by any Multiemployer Plan from any Credit Party or any ERISA Affiliate of any notice, that a Multiemployer Plan is in endangered or critical status under Section 305 of ERISA ; or (g) a Credit Party or an ERISA Affiliate incurring any liability under Title IV of ERISA with respect to any US Plan (other than premiums due and not delinquent under Section 4007 of ERISA) . “ Erroneous Payment ” has the meaning assigned to it in Section 8.15(1). “ Erroneous Payment Deficiency Assignment ” has the meaning assigned to it in Section 8.15(4). “ Erroneous Payment Impacted Facilities ” has the meaning assigned to it in Section 8.15(4). “ Erroneous Payment Return Deficiency ” has the meaning assigned to it in Section 8.15(4). “ Erroneous Payment Subrogation Rights ” has the meaning assigned to it in Section 8.15(4). “ EU Bail - In Legislation Schedule ” means the EU Bail - In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time. “ euro ” means the official currency of the European Union’s member states. “ Events of Default ” has the meaning set out in Section 7.1. “ Excluded Swap Obligation ” means, with respect to any Guarantor, any Swap Obligation if, and to the extent that all or a portion of a Guarantee of such Guarantor of, or the grant by such Guarantor of a Lien to secure, such Swap Obligation (or any Guarantee thereof) is or has become illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) and by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time such Guarantee or Lien becomes effective with respect to such Swap Obligation . If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or Lien is or becomes illegal . “ Excluded Taxes ” means, with respect to any Recipient, (i) any Taxes, however denominated, imposed on or measured by the Recipient’s overall capital or net income, (including franchise Taxes, branch profits or similar Taxes imposed on the Recipient in lieu of net income Taxes) (A) by a jurisdiction by reason of the Recipient being organized or existing under the Laws of, being a resident of, or having its principal office, any lending office or an establishment in, such jurisdiction, or (B) that are Other Connection Taxes, (ii) any withholding Taxes attributable to

- 21 - such Recipient’s failure to comply with Section 2.15(6); or (iii) any withholding Taxes imposed under FATCA. “ Existing Credit Agreement ” has the meaning set out in the recitals hereto. “ Existing Lenders ” has the meaning set out in the recitals hereto. “ Existing Letters of Credit ” means the letters of credit set out in Schedule 1.1. “ Existing MWH Credit Agreement ” means the amended and restated credit agreement dated as of October 29 , 2015 among, inter alios , MWH Global, Inc . and certain of its subsidiaries, as borrowers, Bank of America, N . A . , as administrative agent, and the lenders from time to time party thereto (as amended to the Original Closing Date) . “ Existing Stantec Credit Agreement ” means the amended and restated credit agreement dated as of August 30 , 2010 among, inter alios , the Borrower, as borrower, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders from time to time party thereto (as amended to the Original Closing Date) . “ Existing Notes ” means, collectively, the Cdn . $ 70 , 000 , 000 of Borrower private placement notes due May 10 , 2016 and the Cdn . $ 55 , 000 , 000 of Borrower private placement notes due May 10 , 2018 . “ Extension Date ” has the meaning set out in Section 2 . 6 (3) . “ Extension Request ” has the meaning set out in Section 2 . 6 (3) . “ Fair Market Value ” means (a) with respect to any asset or group of assets (other than a marketable security) at any date, the value of the consideration obtainable in a sale of such asset at such date assuming a sale by a willing seller to a willing purchaser dealing at arm’s length and arranged in an orderly manner over a reasonable period of time having regard to the nature and characteristics of such asset, or, if such asset shall have been the subject of a relatively contemporaneous appraisal by an independent third party appraiser, the basic assumptions underlying which have not materially changed since its date, the value set out in such appraisal, and (b) with respect to any marketable security at any date, the closing sale price of such marketable security on the Business Day next preceding such date, as appearing in any published list of a securities exchange or, if there is no such closing sale price of such marketable security, the final price for the purchase of such marketable security at face value quoted on such Business Day by a financial institution of recognized standing selected by the Administrative Agent which regularly deals in securities of such type . “ FATCA ” means : (a) sections 1471 to 1474 of the Code or any associated regulations, as amended from time to time, including any official interpretations thereof; (b) any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above ; or

- 22 - (c) any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction . “ Federal Funds Rate ” means, for any day, the greater of (a) the rate calculated by the Federal Reserve Bank of New York based on such day’s Federal funds transactions by depositary institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the Federal funds effective rate and (b) 0% . “ Federal Reserve Board ” means the Board of Governors of the Federal Reserve System of the United States (or any successor thereto) . “ Fee Letter ” means a fee letter dated as of December 8 June 27 , 2022 2024 among Canadian Imperial Bank of Commerce, as Administrative Agent and Lead Arranger, and the Borrower relating to the payment of certain fees, as may be amended, restated or replaced from time to time . “ Financial Letter of Credit ” means a Letter of Credit that serves as a payment guarantee of a Credit Party’s financial obligations and is treated as a direct credit substitute for the purposes of the Capital Adequacy Guideline . For the avoidance of doubt, any Letter of Credit which serves as a guarantee of a Credit Party’s performance obligations (other than financial obligations) and is treated as a transaction - related contingency for purposes of the Capital Adequacy Guideline shall not be a Financial Letter of Credit . “ First Restatement Date ” means June 27 , 2018 , being the date on which the amendment and restatement of the Original Credit Agreement in the form of the Existing Credit Agreement became effective . “ Fiscal Quarter ” means any fiscal quarter of the Borrower . “ Fiscal Year ” means any fiscal year of the Borrower . “ Foreign Pension Plan ” means any pension plan, pension undertaking, supplemental pension, retirement savings or other retirement income plan, obligation or arrangement of any kind that is not subject to Canadian or U . S . law and that is established, maintained or contributed to by any Group Party or in respect of which any Group Party has any actual or contingent liability which, for greater certainty, includes the UK Plan . “ Floor ” means a rate of interest equal to 0% . “ GAAP ” means, with respect to any Person, generally accepted accounting principles in Canada as in effect from time to time with respect to such Person, including International Financial Reporting Standards ; provided that , for the purposes of calculating or determining any financial definition, ratio or covenant hereunder : (a) IFRS - 16 shall be deemed to have not been adopted; and

- 23 - (b) each Compliance Certificate delivered hereunder shall include a reconciliation to all financial statements delivered pursuant to Section 5.1(1) setting out in reasonable detail the impact of clause (a) above. “ GHG Protocol ” means the GHG Protocol Corporate Accounting and Reporting Standard of the World Business Council for Sustainable Development and World Resources Institute available at https : //ghgprotocol . org/ or any updated version thereof, whichever is the most recent at the applicable time . “ Governmental Authority ” means the Government of Canada, any other nation or any political subdivision thereof, whether provincial, state, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank, fiscal or monetary authority or other authority regulating financial institutions, and any other entity or supra - national body exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including the Bank Committee on Banking Regulation and Supervisory Practices of the Bank of International Settlements , the European Union and the European Central Bank . “ Group Parties ” means, collectively, the Credit Parties and all other Subsidiaries, and “ Group Party ” mean s any one of them . “ Guarantee ” of or by any Person (in this definition, the “ guarantor ”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (in this definition, the “ primary credit party ”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect : (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof (whether in the form of a loan, advance, stock purchase, capital contribution or otherwise) ; (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof; (c) to maintain working capital, equity capital solvency, or any other balance sheet, income statement or other financial statement condition or liquidity of the primary credit party so as to enable the primary credit party to pay such Indebtedness or other obligation ; or (d) as an account party in respect of any letter of credit or letter of guarantee issued to support such Indebtedness or other obligation. The term Guarantee shall not include endorsements of instruments for deposit or collection in the ordinary course of business . The amount of any Guarantee in respect of Indebtedness shall be deemed to be an amount equal to the stated or determinable amount of the related Indebtedness (unless the Guarantee is limited by its terms to a lesser amount, in which case to the extent of such amount) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof . The amount of any other Guarantee shall be deemed to be zero unless and until the amount thereof has been (or in accordance with GAAP should be) quantified and reflected or disclosed in the Consolidated financial statements (or notes thereto) of the guarantor .

- 24 - “ Guarantors ” means each of the Borrower, Stantec Consulting Ltd . , Stantec Architecture Ltd . , Stantec Consulting Services Inc . , Stantec Geomatics Ltd . , Stantec Consulting International Ltd . , Stantec Technology International Inc . , Mustang Acquisition Holdings Inc . , Stantec Architecture Inc . , Stantec Global Capital Limited, Stantec Holding (2017) Limited, Stantec Oceania Limited, Stantec Constructors Holding B . V . , Stantec Asia Limited, Stantec Australia Pty Ltd, Stantec Europe Limited, Stantec UK Limited, Stantec Holdings, Stantec New Zealand (as amalgamation successor to Stantec New Zealand and Stantec Holdings) , Stantec Consulting International LLC, and Wood & Grieve Engineers Pty Limited, together with any other Material Subsidiary that accedes to the Credit Party Guarantee . “ Hazardous Materials ” means any substance, product, liquid, waste, pollutant, chemical, contaminant, insecticide, pesticide, gaseous or solid matter, organic or inorganic matter, fuel, micro - organism, ray, odour, radiation, energy, constituent or any other material which (a) is or becomes listed, regulated or addressed under any Environmental Laws, or (b) is, or is deemed to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination under any Environmental Laws, including asbestos, petroleum and polychlorinated biphenyls, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Laws . “ Hedge Arrangement ” means any derivative transaction entered into in connection with protection against, or benefit from, fluctuation in any rate or price . For the avoidance of doubt, the entry into an ISDA Master Agreement and the schedules thereto shall not in and of themselves constitute a Hedge Arrangement, but each trade documented pursuant to a confirmation entered into thereunder shall . “ Hedge Exposure ” of a Person means all obligations of such Person arising under or in connection with Hedge Arrangements ; provided that : (a) when calculating the value of a Hedge Arrangement only the mark - to - market value (or, if any actual amount is due as a result of the termination or close - out of such Hedge Arrangement, that amount) shall be taken into account ; and (b) the Hedge Exposure with respect to any counterparty shall be calculated on an aggregate net basis after taking into account all amounts owing by such counterparty to such Person under Hedge Arrangements . “ Hostile Acquisition ” means, at any time, a proposed Acquisition by any Credit Party in circumstances in which the Target shall not have, as at such time, evidenced its agreement or agreement in principle to such Acquisition by means of (a) a definitive agreement of purchase and sale, (b) a letter of intent in respect thereof, or (c) any other document, instrument, opinion or other writing satisfactory to the Lenders, acting reasonably . “ IRS ” means the US Internal Revenue Service . “ Income Tax Act ” means the Income Tax Act (Canada), as amended from time to time .

- 25 - “ Income Tax Expense ” means, with respect to any period, the aggregate of all taxes on income of the Borrower for such period, whether current or deferred and net of any incentive or similar tax credits, determined on a Consolidated basis . “ Indebtedness ” of any Person means, without duplication : (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person upon which interest charges are customarily paid; (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person; (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business but including VTB Debt and Vendor Earn - Out Debt) ; (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed ; (g) all Guarantees by such Person of Indebtedness of others; (h) all Capital Lease Obligations of such Person; (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit or letters of guarantee (other than documentary or trade letters of credit or guarantee issued in support of current accounts payable incurred in the ordinary course of business) ; (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances; (k) all Hedge Exposure to the extent due and payable; and (l) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value (other than for other Equity Securities) any Equity Securities of such Person, valued, in the case of redeemable Equity Securities, at the greater of voluntary or involuntary redemption price, plus accrued and unpaid dividends . The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a partner, general partner or limited partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity .

- 26 - “ Indemnified Taxes ” means all Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by, or on account of any obligation by, any Credit Party under any Loan Document . “ Indemnitee ” has the meaning specified in Section 9.3(2). “ Initial Acquisition ” means the indirect acquisition by the Borrower of all of the issued and outstanding Equity Securities of the Initial Target by way of merger pursuant to the Initial Acquisition Agreement . “ Initial Acquisition Agreement ” means the agreement and plan of merger between the Borrower, Mustang Acquisition Inc . , and the Initial Target dated as of March 29 , 2016 including all schedules and exhibits thereto, as amended by amendment no . 1 dated as of April 11 , 2016 . “ Initial Target ” means MWH Global, Inc. “ Insolvent Defaulting Lender ” means any Defaulting Lender that (a) has been adjudicated as, or determined by an Governmental Authority having regulatory authority over such Person or its assets to be, insolvent, (b) becomes the subject of an insolvency, bankruptcy, dissolution, liquidation or reorganization proceeding, or (c) becomes the subject of an appointment of a receiver, receiver and manager, monitor, trustee or liquidator under the Bank Act (Canada) or any applicable bankruptcy, insolvency or similar law now existing or hereafter enacted ; provided that a Lender shall not be an Insolvent Defaulting Lender solely by virtue of the ownership or acquisition by a Governmental Authority or instrumentality thereof of any Equity Securities in such Lender or a parent company thereof . “ Interest Coverage Ratio ” means, with respect to any Rolling Period, the ratio of (a) EBITDA for such Rolling Period, to (b) Interest Expense for such Rolling Period . “ Interest Expense ” means, with respect to any period, the interest expense of the Borrower for such period, determined on a Consolidated basis, including any interim amount payable pursuant to a Hedge Arrangement with respect to interest rate risk . “ Interest Payment Date ” means, (a) in the case of any Canadian Prime Loan or Base Rate Loan, the first Business Day of each month, and (b) in the case of a SOFR Loan or CORRA Loan, the last day of each Interest Period relating to such SOFR Loan or CORRA Loan, provided that if an Interest Period for any SOFR Loan is of a duration exceeding 90 days, then “ Interest Payment Date ” shall also include each date which occurs at each 90 - day interval during such Interest Period . “ Interest Period ” means, with : (i) respect to a SOFR Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one (1), three (3) or six (6) months thereafter or such shorter Non - Standard Interest Period as may be agreed to by all of the Lenders (in each case, subject to the market availability thereof ), as the Borrower may elect ; (ii) respect to a SOFR Term CORRA Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one , three or six months thereafter (1) or three (3) months thereafter or such

- 27 - shorter Non - Standard Interest Period as may be agreed to by all of the Lenders (in each case, subject to the market availability thereof), as the Borrower may elect ; and (iii) respect to a Daily Compounded CORRA Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one (1) or three (3) months thereafter or such shorter Non - Standard Interest Period as may be agreed to by all of the Lenders (in each case, subject to the market availability thereof), as the Borrower may elect ; or, in each case , with the consent of each Lender, such other terms as may be requested by the Borrower and approved unanimously by the Lenders ), as the Borrower may elect ; provided that (a) : (iv) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the immediately succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day , (b) ; (v) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period , (c) ; (vi) no Interest Period shall extend beyond any date that any principal payment or prepayment is scheduled to be due unless the aggregate principal amount of (i) Canadian Prime Borrowings Loans and Base Rate Borrowings Loans , and (ii) B/A CORRA Borrowings and SOFR Borrowings which have Interest Periods or Contract Periods which will expire on or before such date, minus the aggregate amount of any other principal payments or prepayments due during such Interest Period, is equal to or in excess of the amount of such principal payment or prepayment , ; and (d) (vii) no Interest Period shall extend beyond the Applicable Maturity Date. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and, in the case of a converted or continued Borrowing, thereafter shall be the effective date of the most recent conversion or rollover of such Borrowing . “ Investment ” means, as applied to any Person (the “ investor ”), any direct or indirect : (a) purchase or other acquisition by the investor of Equity Securities of any other Person or any beneficial interest therein; (b) purchase or other acquisition by the investor of bonds, notes, debentures or other debt securities of any other Person or any beneficial interest therein; (c) loan or advance to any other Person, other than (i) advances to employees for expenses incurred in the ordinary course of business, and (ii) accounts receivable arising from sales or services rendered to such other Person in the ordinary course of the investor’s business ; and

- 28 - (d) capital contribution by the investor to any other Person, provided that an Acquisition shall not constitute an Investment. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write - ups, write - downs or write - offs with respect to such Investment minus any amounts (i) realized upon the disposition of assets comprising an Investment (including the value of any liabilities assumed by any Person other than a Credit Party in connection with such disposition), (ii) constituting repayments of Investments that are loans or advances or (iii) constituting cash returns of principal or capital thereon (including any dividend, redemption or repurchase of equity that is accounted for, in accordance with GAAP, as a return of principal or capital) . “ IRS ” means the US Internal Revenue Service . “ ISP ” means The International Standby Practices for standby letters of credit developed under the auspices of the Institute of International Banking Law & Practice, Inc . “ Issuing Bank ” means either of Canadian Imperial Bank of Commerce, Bank of America, N . A . , Canada Branch and Royal Bank of Canada (as successor to HSBC Bank Canada ) , in their respective capacities as the issuer of Letters of Credit hereunder, and their successors in such capacity as provided in Section 2 . 19 (9), and “ Issuing Banks ” means all of them . An Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates or branches of such Issuing Bank, in which case the term “ Issuing Bank ” shall include any such Affiliate or branch with respect to Letters of Credit issued by such Affiliate . “ Laws ” means all federal, provincial, municipal, foreign and international statutes, acts, codes, ordinances, decrees, treaties, rules, regulations, municipal by - laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards or any provisions of the foregoing, including general principles of common and civil law and equity, and all policies, practices and guidelines of any Governmental Authority, in each case lawfully binding on the Person referred to in the context in which such word is used (including, in the case of tax matters, any accepted practice or application or official interpretation of any relevant taxation authority) ; and “ Law ” means any one or more of the foregoing . “ LC Disbursement ” means a payment made by an Issuing Bank pursuant to a Letter of Credit . “ LC Exposure ” means, at any time, the sum of (a) the Canadian $ Amount of the aggregate undrawn amount of all outstanding Letters of Credit at such time, plus (b) the Canadian $ Amount of the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time . The LC Exposure of any Revolving Credit Lender at any time shall be its Applicable Percentage of the total LC Exposure at such time . “ Lead Arranger ” means Canadian Imperial Bank of Commerce in its capacity as sole lead arranger of the credit facilities provided for herein . “ Lender Affiliate ” means, (a) with respect to any Lender, (i) an Affiliate of such Lender, or (ii) any Person that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is administered or managed by a Lender or an Affiliate of such Lender, and (b) with respect to any Lender that is a

- 29 - fund which invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed by the same investment advisor as such Lender or by an Affiliate of such investment advisor . “ Lender Termination Date ” means the first date on which : (a) all Commitments have expired or been terminated; (b) the principal of and interest on each Loan and all fees, indemnities and other amounts payable hereunder shall have been paid in full; and (c) all Letters of Credit shall have either (x) expired or terminated and all LC Disbursements shall have been reimbursed or (y) in the case of contingent reimbursement obligations with respect to outstanding Letters of Credit, Cover shall have been provided . “ Lenders ” means the Persons listed as lenders on Schedule 2 . 1 and any other Person that shall have become a party hereto pursuant to an Assignment and Assumption, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption . Unless the context otherwise requires, the term “ Lenders ” includes the Swingline Lender and the Issuing Banks . “ Letter of Credit ” means any standby or documentary letter of credit or letter of guarantee issued pursuant to this Agreement . “ Letter of Credit Application ” means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by an Issuing Bank . “ Leverage Ratio ” means, at any time, the ratio of (a) Total Indebtedness at such time to (b) EBITDA for the most recently completed Rolling Period . “ Lien ” means, (a) with respect to any asset, any mortgage, deed of trust, lien (statutory or otherwise), deemed trust, pledge, hypothec, hypothecation, encumbrance, charge, security interest, royalty interest, adverse claim, defect of title or right of set off in, on or of such asset, (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease, title retention agreement or consignment agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to any asset, (c) any purchase option, call or similar right of a third party with respect to such assets, (d) any netting arrangement, defeasance arrangement or reciprocal fee arrangement, and (e) any other arrangement having the effect of providing security . “ Loan ” means any loan made by the Lenders to the Borrower pursuant to this Agreement , and includes any B/A accepted (and any B/A Equivalent Loan advanced) by any Lender hereunder . “ Loan Documents ” means this Agreement, the Credit Party Guarantee, the Borrowing Requests, and the Fee Letter, together with any other document, instrument or agreement (other than participation, agency or similar agreements among the Lenders or between any Lender and any other bank or creditor with respect to any indebtedness or obligations of any Credit Party (as applicable) hereunder or thereunder) now or hereafter entered into in connection with this Agreement (excluding any document, instrument or agreement with respect to any Secured Hedge Arrangement and Secured Cash Management Services), as such documents, instruments or agreements may be amended, modified or supplemented from time to time .

- 30 - “ LTM Acquisition Amount ” means, at any time, an amount equal to the aggregate purchase price of all Acquisitions (including the maximum potential Vendor Earn - Out Debt) made by the Borrower on a Consolidated basis during the prior twelve - month period . “ Material Acquisition ” means any Acquisition that results in the LTM Acquisition Amount exceeding Cdn . $ [ Redacted – Amount ] . “ Material Adverse Change ” means any event, development or circumstance that has had or could in the opinion of the Required Lenders reasonably be expected to have a Material Adverse Effect . “ Material Adverse Effect ” means a material adverse effect on : (a) the financial condition of the Credit Parties taken as a whole; (b) the Credit Parties’ collective ability to perform their respective material obligations under the Loan Documents; (c) the validity or enforceability of a material provision of any of the Loan Documents or the rights and remedies of the Administrative Agent and the Lenders thereunder; or (d) the property, business, operations, assets or liabilities of the Credit Parties taken as a whole. “ Material Disposition ” means any Asset Disposition made by the Borrower or any of its Subsidiaries, the aggregate gross purchase price of which, when totalled with the aggregate gross purchase price with all other Asset Dispositions during the prior twelve - month period, exceeds Cdn . $ [ Redacted – Amount ] . “ Material Indebtedness ” means any Indebtedness (other than the Loans) of any one or more Credit Parties in an aggregate principal amount exceeding Cdn . $ 25 , 000 , 000 the Threshold Amount . “ Material Subsidiary ” means each present and future Subsidiary : (a) required in order to maintain an Asset Coverage Percentage of not less than 75%; or (b) required in order to maintain an EBITDA Coverage Percentage of not less than 75%. Compliance with the conditions set out in paragraphs (a) and (b) above shall be determined by reference to the most recent Compliance Certificate and/or the latest financial statements of that Subsidiary (consolidated in the case of a Subsidiary which itself has Subsidiaries) and the latest Consolidated financial statements of the Borrower . However, if a Person has become a Subsidiary since the date as at which the latest Consolidated financial statements of the Borrower were prepared, such financial statements shall be deemed to be adjusted in order to take into account such development . “ MEL ” means Montgomery Engineers (Bermuda) Ltd . , a corporation organized under the laws of Bermuda .

- 31 - “Modified Consolidated” means Consolidated modified to provide that, notwithstanding GAAP, the Non - Credit Party Subsidiaries shall be disregarded for all purposes . “ Moody’s ” means Moody’s Investors Service, Inc . , or its successor . “ Multiemployer Plan ” means any multiemployer plan as defined in Section 4001 (a)(3) of ERISA, which is contributed to by (or to which there is an obligation to contribute of) a Credit Party or an ERISA Affiliate, and each such plan for the five - year period immediately following the latest date on which a Credit Party or an ERISA Affiliate contributed to or had an obligation to contribute to such plan . “ MWHBV ” means MWH Holdings BV, a corporation organized under the laws of the Netherlands . “ Net Income ” means, with respect to any period, the net income of the Borrower for such period, determined on a Consolidated basis . “ Net Proceeds ” means, with respect to any Asset Disposition, the gross amount of cash proceeds received by any Credit Party from such Asset Disposition, including proceeds of any insurance policies received by any Credit Party in connection with such Asset Disposition and amounts received by any Credit Party pursuant to any expropriation proceeding or condemnation proceeding in connection with such Asset Disposition, including any cash received in respect of non - cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or purchase price adjustment receivable or otherwise, but excluding any interest payments), but only as and when received, minus the sum of (a) the amount, if any, of all Taxes paid or payable by any Credit Party directly resulting from such Asset Disposition (including the amount, if any, estimated by the Borrower in good faith at the time of such Asset Disposition for Taxes payable by any Credit Party on or measured by net income or gain resulting from such Asset Disposition) assuming the application of any Tax losses or credits available (or to be available) to any Credit Party at the time such Taxes are payable that are not used to offset other income or gains, and (b) the reasonable out - of - pocket costs and expenses incurred by any Credit Party in connection with such Asset Disposition (including reasonable brokerage fees paid to a Person other than an Affiliate of any Credit Party, but excluding any fees or expenses paid to an Affiliate of any Credit Party) . “ Non - Consenting Lender ” means a Lender that has not provided its consent to a waiver of, or amendment to, any provision of the Loan Documents where requested to do so by the Borrower or the Administrative Agent if (a) such waiver or amendment requires the consent of all the Lenders, and (b) the Required Lenders have consented to such waiver or amendment . “ Non - Credit Party Investment Basket Cap ” means, at any time, an amount equal to 10 % of the Book Value of Assets as at the end of the most recent Fiscal Quarter for which financial statements were required to have been delivered pursuant to Section 5 . 1 (1)(a) or 5 . 1 (1)(b) . “ Non - Credit Party Subsidiaries ” means, at any time, all Subsidiaries that are not Credit Parties as at such time . “ Non - Financial Letter of Credit ” means any Letter of Credit other than a Financial Letter of Credit .

- 32 - “ Non - Party Beneficiary ” means any Secured Party or Indemnitee that is not a Party. “Non - Standard Interest Period” means: (a) with respect to a SOFR Loan, an Interest Period which is for a term other than one (1), three (3) or six (6) months; and (b) with respect to a CORRA Loan, an Interest Period which is for a term other than one (1) or three (3) months, provided that : (x) no Non - Standard Interest Period shall be less than seven (7) days, except with the prior approval of all of the Lenders ; (y) no Non - Standard Interest Period in respect of a SOFR Loan shall be more than six (6) months and (z) no Non - Standard Interest Period in respect of a CORRA Loan shall be more than three (3) months . “ Operating Lease Obligations ” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are not Capital Lease Obligations . “ Original Closing Date ” means May 6 , 2016 , being the date on which the Original Credit Agreement was first executed and delivered by the parties thereto . “ Original Credit Agreement ” has the meaning set out in the recitals hereto. “ Other Connection Taxes ” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between the Recipient and the jurisdiction imposing such Tax (other than connections arising from the Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any transaction pursuant to, or enforced its rights under, or sold or assigned an interest in, any Loan or Loan Document) . “ Participant ” has the meaning set out in Section 9.4(5). “ Party ” means a party to this Agreement, and reference to a Party includes its successors and permitted assigns and “Parties” means every Party . “ Payment Office ” means the branch of the Administrative Agent located at Main Branch, Commerce Court, Toronto, Ontario, or such other branch or office of the Administrative Agent as the Administrative Agent may, from time to time, advise the Borrower in writing . “ PBGC ” means the U . S . Pension Benefit Guaranty Corporation . “ Permitted Acquisition ” means any Acquisition by any Group Party : (a) where no Default or Event of Default has occurred and is continuing or would be caused thereby; (b) which is of a Person carrying on a business which is the same as or related to the business carried on by any Group Party (or if an asset Acquisition, is of assets used or useful in a business which is the same as or related to the business carried on by any Group Party) ;

- 33 - (c) if such Acquisition is an Acquisition of Equity Securities of any Person, in respect of which the Lenders will have a full recourse guarantee (by way of accession to the Credit Party Guarantee) from such Person if such Person is a Material Subsidiary ; and (d) which, if such Acquisition is an Acquisition of Equity Securities of any Person, such acquiring Person acquires not less than 100 % of the Equity Securities of such Person ; and provided that, notwithstanding the foregoing: (e) Acquisitions that do not comply with clause (d), the aggregate purchase price of which (including the maximum potential amount of any Vendor Earn - Out Debt), when totalled with the aggregate purchase price of all other such Acquisitions made during the same Fiscal Year, do not exceed Cdn . $ [ Redacted – Amount ], shall be Permitted Acquisitions ; (f) if the Borrower wishes to utilize, whether directly or indirectly, Borrowings to facilitate, assist or participate in a Hostile Acquisition by any Group Party or any Affiliate thereof: (i) at least 10 Business Days prior to the delivery to the Administrative Agent of a Borrowing Request made in connection with a Hostile Acquisition, a Responsible Officer of the Borrower will notify the Administrative Agent in writing (who will then notify the Lenders) of the particulars of the Hostile Acquisition in sufficient detail to enable each Lender to determine, in each Lender’s sole discretion, whether it will permit a Loan from it to be utilized for such Hostile Acquisition ; (ii) if a Lender decides not to fund a Borrowing to be utilized for such Hostile Acquisition, then upon such Lender so notifying the Administrative Agent (who will then notify the Borrower), such Lender will have no obligation to fund such Borrowing notwithstanding any other provision of this Agreement to the contrary ; and (g) each Lender will use reasonable commercial efforts to notify the Administrative Agent as soon as practicable (and in any event within 5 Business Days of receipt of the particulars thereof from the Administrative Agent) of its decision whether or not to fund such proposed Hostile Acquisition . “ Permitted Group Party Investments ” means : (a) Investments in Credit Parties; and (b) Investments by Non - Credit Party Subsidiaries in other Non - Credit Party Subsidiaries. “ Permitted Hedge Payment ” means any payment under or in connection with any Secured Hedge Arrangement made when no Event of Default has occurred and is continuing ; provided that : (a) the payment of any Early Termination Amount (as defined in the applicable ISDA Master Agreement); or

- 34 - (b) any other payment of a similar nature or economic effect, whether voluntary or mandatory; shall cease to be a Permitted Hedge Payment if an Event of Default shall occur within 6 months after the time of such payment, such that it shall become subject to the sharing provisions of Section 2 . 16 (4) . “ Permitted Liens ” means : (a) Purchase Money Liens securing Indebtedness to the extent permitted by Section 6 . 1 (1)(b) and Liens to secure Capital Lease Obligations to the extent permitted by Section 6 . 1 (1)(b) ; (b) Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings in compliance with Section 5 . 1 (3), and, during such period during which such Liens are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Group Party, provided that such Group Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors ; (c) carrier’s, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction and other like Liens arising by operation of applicable Law, arising in the ordinary course of business and securing amounts (i) which are not overdue for a period of more than 30 days, or (ii) which are being contested in good faith and by appropriate proceedings and, during such period during which amounts are being so contested, such Liens shall not be executed on or enforced against any of the assets of any Group Party, provided that such Group Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by auditors ; (d) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable Law or of which written notice has not been duly given in accordance with applicable Law or which although filed or registered, relate to obligations not due or delinquent, including without limitation statutory Liens incurred, or pledges or deposits made, under worker’s compensation, pension, employment insurance and other social security legislation ; (e) servitudes, easements, rights - of - way, restrictions and other similar encumbrances on real property imposed by applicable Law or incurred in the ordinary course of business and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material, and which do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of any Group Party ; (f) Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Group Party be prosecuting an appeal or proceeding for review in good faith and by appropriate proceedings and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured ;

- 35 - (g) the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or permits, which affect any land, to terminate the leases, licenses, franchises, grants or permits or to require annual or other periodic payments as a condition of the continuance thereof ; (h) securities to public utilities or to any municipalities or Governmental Authorities or other public authority when required by the utility, municipality or Governmental Authorities or other public authority in connection with the supply of services or utilities to the Group Parties ; (i) Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put ; provided that such Liens or covenants do not materially and adversely affect the use of the lands by any Group Party ; (j) pledges, bonds, surety bonds, guarantees or deposits to secure performance of (i) bids, tenders, contracts (other than contracts for the payment of money), together with any Lien in favour of a surety over the underlying contract under which such performance is owed ; or (ii) leases of real property, in each case to which a Group Party is a party ; (k) statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Group Party under Environmental Laws to which any assets of such Group Party are subject ; (l) customary rights of set - off or combination of accounts in favour of a financial institution with respect to deposits maintained by it; (m) Liens granted by any Group Party to a landlord to secure the payment of arrears of rent in respect of leased properties in the Province of Quebec leased from such landlord, provided that such Lien is limited to the assets located at or about such leased properties ; (n) Liens existing on any property or asset prior to the acquisition thereof by any Group Party or existing on any property or asset of any Person that becomes a Group Party after the date hereof prior to the time such Person becomes a Group Party, provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Group Party, as the case may be, (ii) such Lien shall not apply to any other property or assets of any Group Party, and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Group Party, as the case may be ; (o) Liens on advance cash payments made by customers for the acquisition of goods and/or services from or through the Group Parties to secure third - party financing to such customers of such acquisitions ; (p) any interest or title of a licensor or sublicensor with respect to any assets under any license entered into in the ordinary course of business; (q) Liens on insurance policies of any Group Party and the proceeds thereof securing the financing of the premiums with respect to such insurance policies;

- 36 - (r) (i) Liens of a collecting bank arising in the ordinary course of business under Section 4 - 210 of the Uniform Commercial Code as in effect in the relevant jurisdiction, and (ii) Liens arising under Article 24 of the general terms and conditions ( Algemene Bank Voorwaarden ) of any member of the Dutch Banker’s Association ( Nederlandse Vereniging van Banken ) or any similar term applied by a financial institution in the Netherlands pursuant to its general terms and conditions ; (s) reservations in any original grants from the Crown of any land or interest therein, statutory exceptions to title and reservations of mineral rights (including coal, oil and natural gas) in any grants from the Crown or from any other predecessors in title ; (t) Liens on accounts receivable and contracts and instruments related thereto arising solely in connection with the sale of such accounts receivable and, to the extent constituting Indebtedness of any Group Party, so long as such Indebtedness is permitted by Section 6 . 1 (1) ; (u) Liens securing other Indebtedness permitted under Section 6.1(1)(b); and (v) any extension, renewal or replacement of any of the foregoing. provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Indebtedness of the Group Parties or their property (other than a substitution of like property), except Liens in respect of Capital Lease Obligations and Purchase Money Liens as permitted by clause (a) of this definition . For the avoidance of doubt, the interest of a lessor in property subject to a lease under which Operating Lease Obligations arise shall not constitute a Lien . “ Person ” includes any natural person, corporation, company, limited liability company, trust, joint venture, association, incorporated organization, partnership, Governmental Authority or other entity . “ Post - Closing Requirements ” has the meaning set out in Section 5 . 1 (8) . “ Pre - Existing Borrowings ” has the meaning set out in Section 1 . 9 (3) . “ Purchase Money Lien ” means a Lien taken or reserved in personal property to secure payment of all or part of its purchase price (or to secure financing to fund such purchase price), provided that such Lien (a) secures an amount not exceeding the lesser of the purchase price of such personal property and the Fair Market Value of such personal property at the time such Lien is taken or reserved, (b) extends only to such personal property and its proceeds, and (c) is granted prior to or within 30 days after the purchase of such personal property . “ QFC ” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U . S . C . 5390 (c)(8)(D) . “ QFC Credit Support ” has the meaning assigned to such term in Section 9 . 22 . “ Quarterly Date ” means each of the last day of each of March, June, September, and December in each calendar year .

- 37 - “ RBSL ” means Refinitiv Benchmark Services (UK) Limited . Rated Debt” means the senior, unsecured, non - credit enhanced, long term debt of the Borrower . “Rating Agencies” means, collectively, DBRS, S&P and Moody’s, and “Rating Agency” means any one of them . “ Receivables ” means the indebtedness and payment obligations of any Person to any Credit Party or acquired by any Credit Party (including obligations constituting an account or general intangible or evidenced by a note, instrument, contract, security agreement, chattel paper or other evidence of indebtedness or security) arising from a sale of merchandise or the provision of services by such Credit Party or the Person from which such indebtedness and payment obligation were acquired by such Credit Party, including (a) any right to payment for goods sold or for services rendered and (b) the right to payment of any interest, sales taxes, finance charges, returned check or late charges and other obligations of such Person with respect thereto . “ Recipients ” means, collectively, the Administrative Agent, each Lender, each Issuing Bank and any other Person who receives or is entitled to receive any payment made, or to be made, by, or on account of any obligation of, any Credit Party under any Loan Document, and “ Recipient ” means any one of them . “ Register ” has the meaning set out in Section 9 . 4 (3) . “ Regulation U ” or “ Regulation X ” means Regulation U or X, as the case may be, of the Federal Reserve Board, as from time to time in effect and all official rulings and interpretations thereunder or thereof . “ Reimbursement Obligations ” means, at any date, the obligations of the Borrower then outstanding in respect of the Letters of Credit to reimburse the Administrative Agent for the account of the Issuing Banks for the amount paid by the Issuing Banks in respect of any drawings under the Letters of Credit . “ Related Non - Party Beneficiaries ” means, with respect to any Party, (i) any Lender Affiliate with respect to such Party, (ii) any other Related Party with respect to such Party, and (iii) any assignee of the Persons identified in (i) or (ii) . “ Related Parties ” means, with respect to any Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates . “ Release ” is to be broadly interpreted and shall include a discharge, deposit, spill, leak, pumping, pouring, emission, emptying, injection, escape, leaching, seepage or disposal of a Hazardous Materials which is in breach of any Environmental Laws . “ Relevant Agent ” means, with respect to a Group Party, any agent of such Group Party that will act in any capacity in connection with, or benefit from, the Credits . “ Required Lenders ” means, at any time, Lenders having Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments representing at least 66 ⅔ 50 . 1 % of the sum of the total Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments at such time ; provided that if there are only two Lenders having

- 38 - Revolving Credit Exposures, Term Credit Exposures and unused and uncancelled Commitments at such time, “Required Lenders” shall mean both such Lenders . “ Resolution Authority ” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority . “ Responsible Officer ” means, with respect to any Person, the chairman, the president, any vice president, the chief executive officer, the chief operating officer or chief business officer, and, in respect of financial or accounting matters, any chief financial officer, principal accounting officer, treasurer or controller of such Person . “ Restricted Payment ” means, with respect to any Person, any payment by such Person (whether in cash or in kind, and whether by way of actual payment, set - off, counterclaim or otherwise) : (a) of any dividend, distribution or return of capital with respect to its Equity Securities; (b) on account of the purchase, redemption, retirement or other acquisition of any of its Equity Securities or any warrants, options or similar rights with respect to its Equity Securities ; (c) of any principal of, or interest or premium on, any Indebtedness of such Person that, by its terms or contractual postponement, ranks in right of payment subordinate to any liability of such Person under the Loan Documents ; (d) of any principal of or interest or premium on any Indebtedness of such Person to a holder of Equity Securities of such Person or to an Affiliate of a holder of Equity Securities of such Person ; (e) of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of gift or other gratuity, to (i) any director or officer of such Person (but excluding ordinary course wages, bonuses and payments made in connection with long - term incentive plans, in each case paid in the ordinary course of business and consistent with past practice) ; (ii) any Affiliate of such Person or director or officer thereof; and for the purpose of setting apart any property for a sinking, defeasance or other analogous fund for any of the payments referenced above. (f) “ Revolving Credit ” means the Cdn . $ 800 , 000 , 000 revolving credit facility established pursuant to the Revolving Credit Commitments of the Revolving Credit Lenders . “ Revolving Credit Commitment ” has the meaning set out in Section 2 . 1 (1) . “ Revolving Credit Exposure ” means, with respect to any Lender at any time, the sum of (a) the Canadian $ Amount of the outstanding principal amount of such Lender’s Revolving Loans at such time, and (b) such Lender’s LC Exposure at such time .

- 39 - “ Revolving Credit Lender ” means any Lender having a Revolving Credit Commitment hereunder or a Revolving Loan outstanding hereunder . “ Revolving Credit Maturity Date ” means December 8 June 27 , 2027 2029 (or, if such date is not a Business Day, the next Business Day thereafter), as such date may be extended from time to time pursuant to Section 2 . 6 . “ Revolving Loan ” has the meaning set out in Section 2 . 1 (1) . “ Rolling Period ” means each Fiscal Quarter taken together with the three immediately preceding Fiscal Quarters . “ S&P ” means Standard & Poor’s Ratings Financial Services LLC , a division of the McGraw - Hill Companies, Inc or its successor . “ Sanctioned Person ” means, at any time, any Person with whom any Party is prohibited or restricted from transacting or otherwise dealing under any Sanction, whether by reason of designation under such Sanction or otherwise . “ Sanctions ” means, at any time, economic or financial sanctions or trade embargoes imposed, administered or enforced by : (i) the Office of Foreign Assets Control of the U.S. Department of Treasury; (ii) the U.S. Department of State; (iii) the U.S. Department of Commerce; or (iv) any other Governmental Authority that are applicable to any Party at such time. “ Science Based Targets initiative ” means the advisory body that reviews and verifies Absolute GHG Emissions reduction commitments made in line with a 1 . 5 ⁰C global warming scenario compared to pre - industrial levels . “ Scope 1 Emissions ” means, for any period, direct greenhouse gas emissions or equivalent CO 2 emissions occurring from sources over which the Borrower and its Subsidiaries have operational control, which are calculated in accordance with the guidance of the GHG Protocol . Scope 1 Emissions captures, but is not limited to, direct energy sources such as gasoline and diesel for fleet fuel and natural gas, fuel oil and propane for office energy whether owned or leased . “ Scope 2 Emissions ” means, for any period, indirect greenhouse gas emissions or equivalent CO 2 emissions occurring from the purchase of electricity consumed by the Borrower and its Subsidiaries in the operation of their business, which are calculated using the market - based method in accordance with the guidance of the GHG Protocol . “ Scope 3 Emissions ” means, for any period, indirect greenhouse gas emissions or equivalent CO 2 emissions occurring from other emission sources of the Borrower and its Subsidiaries in the operation of their business which is calculated in accordance with the guidance of the GHG Protocol . Scope 3 includes capture of business travel emission sources such as, but not limited to, air travel, rental cars, and work - related personal cars .

- 40 - “Second Amended and Restated Credit Agreement” means that second amended and restated credit agreement dated as of December 8 , 2022 made between, inter alios , the Borrower, the Lenders and the Administrative Agent, as in effect prior to the effectiveness of Amending Agreement No . 1 on June 27 , 2024 . “ Second Restatement Date ” means December 8 , 2022 , being the date on which all of the conditions to the effectiveness of the amendment and restatement of the Existing Credit Agreement in the form of this the Second Amended and Restated Credit Agreement are satisfied or waived by the Lenders became effective . “ Secured Cash Management Obligations ” means all indebtedness arising under or in connection with any Secured Cash Management Services . “ Secured Cash Management Provider ” means any Lender or Lender Affiliate in its capacity as a provider of Secured Cash Management Services . For the avoidance of doubt, a Person that ceases to be a Lender (other than upon a Lender Termination Date) shall cease to be a Secured Cash Management Provider . “ Secured Cash Management Service ” means any Cash Management Service provided by a Secured Cash Management Provider to a Group Party . “ Secured Debt Basket Cap ” means, at any time, an amount equal to [ Redacted – Percentage ] of Shareholders’ Equity as at the end of the most recent Fiscal Quarter for which financial statements were required to have been delivered pursuant to Section 5 . 1 (1)(a) or 5 . 1 (1)(b) . “ Secured Hedge Arrangement ” means any Hedge Arrangement between a Credit Party and Person that is a Lender or Lender Affiliate at the time such Hedge Arrangement is entered into . For the avoidance of doubt, any Hedge Arrangement entered into by a Credit Party with a Person after such Person ceases to be a Lender or Lender Affiliate shall not be a Secured Hedge Arrangement . “ Secured Hedge Counterparty ” means any Person party to a Secured Hedge Arrangement other than a Credit Party, in such Person’s capacity as a party thereto . For the avoidance of doubt, (i) a Person shall remain a Secured Hedge Counterparty with respect to a Secured Hedge Arrangement if it ceases to be a Lender or a Lender Affiliate, and (ii) such Secured Hedge Arrangement shall continue to have the benefit of the Credit Party Guarantee . “ Secured Hedge Obligations ” means all Hedge Exposure arising under or in connection with Secured Hedge Arrangements ; provided that amounts owing to or from a Person under Hedge Arrangements that are not Secured Hedge Arrangements shall not be taken into account in calculating Secured Hedge Obligations . “ Secured Liabilities ” means all present and future indebtedness, liabilities and obligations of any and every kind, nature and description (whether direct or indirect, joint or several, absolute or contingent, mature or unmatured) of the Group Parties to the Secured Parties under, in connection with or with respect to the Loan Documents, the Secured Cash Management Services or the Secured Hedge Arrangements, including the Erroneous Payment Subrogation Rights, and any unpaid balance thereof .

- 41 - “ Secured Parties ” means, collectively, the Administrative Agent, the Lenders, the Secured Hedge Counterparties and the Secured Cash Management Providers, and “ Secured Party ” means any one of them . “ Shareholders’ Equity ” means, at any time, the shareholder’s equity of the Borrower, determined on a Consolidated basis as at such time . “ SOFR ” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator . “ SOFR Administrator ” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate) . “ SOFR Borrowing ” means a Borrowing comprised of one or more SOFR Loans . “ SOFR Loan ” means a Loan denominated in U . S . Dollars which bears interest at a rate based on Adjusted Term SOFR, other than pursuant to the proviso to the definition of “Base Rate” . “SOFR Interpolated Rate” means, for any SOFR Loan for a Non - Standard Interest Period, the rate per annum determined by the Administrative Agent (which determination shall be conclusive and binding absent manifest error) to be equal to the rate that results from interpolating on a linear basis between : (a) Adjusted Term SOFR for the longest Interest Period that is not a Non - Standard Interest Period for which Adjusted Term SOFR is available that is shorter than the Non - Standard Interest Period of such SOFR Loan and (b) the Adjusted Term SOFR for the shortest Interest Period that is not a Non - Standard Interest Period for which Adjusted Term SOFR is available that exceeds the Non - Standard Interest Period of such SOFR Loan, in each case, at such time ; provided that when determining the SOFR Interpolated Rate for a Non - Standard Interest Period which is less than one (1) month, the SOFR Interpolated Rate shall be deemed to be Adjusted Term SOFR for an Interest Period of one (1) month's duration ; provided, further, that if the SOFR Interpolated Rate for any period shall ever be less than the Floor, then the SOFR Interpolated Rate for such period shall be deemed to be the Floor . “ SPT Metric Auditor ” means Apex Companies, LLC or an independent public accountant or environmental consultant (applicable for Absolute GHG Emissions) of recognized national standing, in each case acting in its capacity as an independent auditor of the Borrower, designated from time to time by the Borrower . “ SPT Metrics ” means each of : (a) Absolute GHG Emissions; and (b) Bloomberg Gender - Equality Index Score. “ Stantec Structured Entity ” means Stantec Architecture Ltd . , Stantec Architecture Inc . , Stantec Geomatics Ltd . , Stantec Land Surveying Ltd . and any other Structured Entity of the Borrower or any of its Subsidiaries in respect of which the Borrower or such Subsidiary is entitled to all or substantially all of the net income of such Structured Entity and the “special purposes entities” of a Person within the meaning of International Financial Reporting Standards .

- 42 - “ Structured Entity ” means the “variable interest entities” of a Person with the meaning of the securities laws of the United States of America or GAAP . “ Subject EBITDA ” means, with respect to any Person, an amount equal to “ EBITDA ” with respect to such Person calculated as if such definition and all amounts referred to therein were determined with respect to such Person (as opposed to the Borrower), determined on an unconsolidated basis . “ subsidiary ” means, with respect to any Person (the “ parent ”) at any date, any other Person (a) of which securities or other ownership interests representing more than 50 % of the equity or more than 50 % of the ordinary voting power or, in the case of a partnership, more than 50 % of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent . “ Subsidiary ” means any subsidiary of the Borrower plus, to the extent not otherwise included, any Stantec Structured Entity . “ Supported QFC ” has the meaning assigned to such term in Section 9 . 22 . “ Sustainability Certificate ” means a certificate signed by a Responsible Officer of the Borrower, substantially in the form attached hereto as Exhibit E. “ Sustainability Initiatives ” means activities or organizations that focus on expanding the influence of positive environmental, social, or governance issues. “ Sustainability Pricing Adjustment Date ” has the meaning specified in the definition of Applicable Margin. “ Sustainability Report ” means the annual non - financial disclosure form according to the GRI Standard for Stantec’s public disclosure for environmental, social and governance performance publicly reported by the Borrower and published on an Internet or intranet website to which each Lender and the Administrative Agent have been granted access free of charge (or at the expense of the Borrower). “ Sustainability Savings ” means the amount of savings realized by the Borrower due to the Applicable Sustainability Margin Adjustment for the prior Fiscal Year. “ Swap Obligation ” means any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1 a(47) of the Commodity Exchange Act . “ Swingline Accounts ” means the Canadian Dollar and U . S . Dollar bank accounts maintained by the Administrative Agent in the name of the Borrower and designated as such by the Administrative Agent . “ Swingline Borrowing ” means a Borrowing comprised of one or more Swingline Loans. “ Swingline Commitment ” has the meaning set out in Section 2 . 20 (1) . For the avoidance of doubt, the Swingline Commitment comprises part of, and is not in addition to, the Revolving Credit Commitment of the applicable Revolving Credit Lender .

- 43 - “ Swingline Exposure ” means, at any time, the Canadian $ Amount of the aggregate principal amount of all Swingline Loans outstanding at such time . “ Swingline Lender ” means Canadian Imperial Bank of Commerce, in its capacity as lender of Swingline Loans hereunder . “ Swingline Loan ” has the meaning set out in Section 2 . 20 . “ Target ” means, with respect to any Acquisition, the Person whose shares or assets (or both) are proposed to be acquired . “ Taxes ” means (i) all taxes, charges, fees, levies, imposts and other assessments, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax, including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers’ compensation premiums, together with any instalments with respect thereto, (ii) any liability under or with respect to FATCA, and (iii) any interest, fines and penalties on or with respect to any amount referred to in (i) or (ii), imposed by any Governmental Authority (including federal, state, provincial, municipal and foreign Governmental Authorities), and whether disputed or not . “Term CORRA” means, for any calculation with respect to a Term CORRA Loan, the Term CORRA Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term CORRA Determination Day”) that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term CORRA Administrator ; provided, however, that if as of 1 : 00 p . m . (Toronto time) on any Periodic Term CORRA Determination Day the Term CORRA Reference Rate for the applicable tenor has not been published by the Term CORRA Administrator and a Benchmark Replacement Date with respect to the Term CORRA Reference Rate has not occurred, then Term CORRA will be the Term CORRA Reference Rate for such tenor as published by the Term CORRA Administrator on the first preceding Business Day for which such Term CORRA Reference Rate for such tenor was published by the Term CORRA Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term CORRA Determination Day ; provided, further, that if Term CORRA for any period shall ever be less than the Floor, then Term CORRA for such period shall be deemed to be the Floor . “Term CORRA Adjustment” means, for any calculation with respect to a Term CORRA Loan, a percentage per annum as set forth below for the applicable Interest Period or Non - Standard Interest Period (in accordance with the definition of CORRA Interpolated Rate) therefor : [ Redacted – Percentage ] “Term CORRA Administrator” means Candeal Benchmark Administration Services Inc . , TSX Inc . , or any successor administrator .

- 44 - “Term CORRA Borrowing” means a Borrowing comprised of one or more Term CORRA Loans . “Term CORRA Loan” means a Loan denominated in Canadian Dollars which bears interest at a rate based on Adjusted Term CORRA . “Term CORRA Reference Rate” means the forward - looking term rate based on CORRA . “ Term Credit ” means as of the Second Restatement Date, the Cdn . $ 310 , 041 , 000 term credit facility established pursuant to the Term Credit Commitments of the Term Credit Lenders . “ Term Credit Commitment ” has the meaning set out in Section 2 . 1 (2) . “ Term Credit Exposure ” means, with respect to any Lender at any time, the Canadian $ Amount of the outstanding principal amount of such Lender’s Term Loans at such time . “ Term Credit Lender ” means any Lender having a Term Credit Commitment hereunder or a Term Loan outstanding hereunder . “ Term Credit (Tranche B) ” means the Cdn . $ 150 , 000 , 000 sub - facility of the Term Credit with tenor based upon the Term Credit (Tranche B) Maturity Date . “ Term Credit (Tranche B) Maturity Date ” means December 8 June 27 , 2025 2027 (or, if such date is not a Business Day, the next Business Day thereafter), as such date may be extended from time to time pursuant to Section 2 . 6 . “ Term Credit (Tranche C) ” means the Cdn . $ 160 , 041 , 000 sub - facility of the Term Credit with tenor based upon the Term Credit (Tranche C) Maturity Date . “ Term Credit (Tranche C) Maturity Date ” means December 8 June 27 , 2027 2029 (or, if such date is not a Business Day, the next Business Day thereafter), as such date may be extended from time to time pursuant to Section 2 . 6 . “ Term Loan ” has the meaning set out in Section 2 . 1 (2) . “ Term Loan (Tranche B) ” means any Term Loan made under the Term Credit (Tranche B) . “ Term Loan (Tranche C) ” means any Term Loan made under the Term Credit (Tranche C) . “ Term SOFR ” means : (a) for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “ Periodic Term SOFR Determination Day ”) that is two (2) U . S . Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator ; provided, however, that if as of 5 : 00 p . m . (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as

- 45 - published by the Term SOFR Administrator on the first preceding U . S . Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U . S . Government Securities Business Day is not more than three (3) U . S . Government Securities Business Days prior to such Periodic Term SOFR Determination Day ; and (b) for any calculation with respect to a Base Rate Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “ Base Rate Term SOFR Determination Day ”) that is two (2) U . S . Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator ; provided, however, that if as of 5 : 00 p . m . (New York City time) on any Base Rate Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U . S . Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U . S . Government Securities Business Day is not more than three (3) U . S . Government Securities Business Days prior to such Base Rate Term SOFR Determination Day ; provided, further, that if Term SOFR determined as provided above (including pursuant to the proviso under clause (a) or clause (b) above) shall ever be less than the Floor, then Term SOFR shall be deemed to be the Floor . “ Term SOFR Adjustment ” means, for any calculation with respect to a Base Rate Loan or a SOFR Loan, a percentage per annum as set forth below for the applicable Type of such Loan and (if applicable) Interest Period or Non - Standard Interest Period (in accordance with the definition of SOFR Interpolated Rate) therefor : Base Rate Loans : [ Redacted – Percentage ] SOFR Loans : [ Redacted – Percentage ] “ Term SOFR Administrator ” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion) . “ Term SOFR Borrowing ” means a Borrowing comprised of one or more SOFR Loans. “ Term SOFR Reference Rate ” means the forward - looking term rate based on SOFR. “Threshold Amount” means the greater of (a) Cdn.$50,000,000 (or its then equivalent in any other currency) and (b) 2% of Shareholders’ Equity. “ Total Indebtedness ” means, at any time, an amount equal to: (a) (a) the aggregate amount of Indebtedness of the Borrower at such time ; , determined on a Consolidated basis, less (b) (b)

- 46 - the amount of unencumbered cash of the Borrower up to an aggregate amount of Cdn . $ [ Redacted – Percentage ] ; in each case Credit Parties, determined on a Modified Consolidated basis. “ Transactions ” means the execution, delivery and performance by the Credit Parties of the Loan Documents, the borrowing of Loans and the use of the proceeds thereof, the issuance of Letters of Credit, and the Initial Acquisition . “ Type ”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Canadian Prime Rate, the Base Rate, Term SOFR, Term CORRA or the CDOR Rate Daily Compounded CORRA or whether such Borrowing takes the form of a Letter of Credit . “ UCP ” means, with respect to any Letter of Credit, the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce (“ICC”) Publication No . 600 (or such later version thereof as may be in effect at the time of issuance) . “ UK Financial Institution ” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11 . 6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms . “ UK Plan ” means the Stantec Pension Plan (UK) established on February 1 , 1948 (as amended from time to time) and governed by a definitive trust deed and rules dated December 27 , 2019 . “ UK Resolution Authority ” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution . “ Unfunded Pension Liability ” of any US Plan shall mean the amount, if any, by which the value of the accumulated plan benefits under the US Plan, determined on a plan termination basis in accordance with actuarial assumptions at such time consistent with those prescribed by the PBGC for purposes of Section 4044 of ERISA, exceeds the fair market value of all plan assets allocable to such liabilities under Title IV of ERISA (excluding any accrued but unpaid contributions) . “ U.S. ” and “United States” means the United States of America, its territories and possessions. “ U . S . Bankruptcy Law ” means the United States Bankruptcy Code of 1978 (Title 11 of the United States Code), any other United States federal or state bankruptcy, insolvency or similar law . “ U . S . Credit Party ” means any Credit Party that is incorporated or organized under the laws of the United States of America, any state or territory thereof or the District of Columbia . “ U.S. Dollars ” and “ U.S.$ ” refer to lawful money of the United States of America. “ U . S . Government Securities Business Day ” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association

- 47 - recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities. “ U.S. Special Resolution Regimes ” has the meaning assigned to such term in Section 9.22. “ US ” means the United States of America. “ US Plan ” shall mean an “employee benefit plan” as defined in Section 3 of ERISA (other than a Multiemployer Plan) maintained or contributed to by a Credit Party or any ERISA Affiliate or to which a Credit Party or an ERISA Affiliate has an obligation to contribute, and such plan which a Credit Party or an ERISA Affiliate is deemed under Section 4069 of ERISA to have maintained or contributed to or to have had an obligation to contribute to, or otherwise to have liability with respect to . “ USA Patriot Act ” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 , Public Law 107 - 56 of the United States . “ Vendor Earn - Out Debt ” means Indebtedness incurred by any Group Party in the form of earn outs and/or agreements providing for indemnification, adjustment of purchase price or similar obligations (including Indebtedness consisting of the deferred purchase price of property acquired in a Permitted Acquisition, to the extent and only to the extent, such deferred payments are due less than two years after the closing of such Permitted Acquisition), or from guarantees or letters of credit, surety bonds or performance bonds securing the performance of such Group Party pursuant to such agreements, in connection with Permitted Acquisitions ; provided that : (a) the covenants contained in any such Indebtedness are no more restrictive than the covenants contained herein; (b) such Indebtedness accrues interest at a rate determined in good faith by the board of directors of the Borrower to be a market rate of interest for such Indebtedness at the time of issuance thereof ; and (c) such Indebtedness is unsecured. Notwithstanding the treatment under GAAP, (i) no Vendor Earn - Out Debt will be included as Total Indebtedness in the calculation of Leverage Ratio until the amount of the payment for such Vendor Earn - Out Debt has been determined and becomes payable in a fixed amount and (ii) to the extent that any Vendor Earn - Out Debt is included in the calculation of the Leverage Ratio, then for purposes of such calculation, any portion of such Vendor Earn - Out Debt that is payable in Equity Securities (which for greater certainty shall not include Equity Securities of any Group Party other than the Borrower) shall be excluded from the amount of Total Indebtedness . “ Voting Securities ” means Equity Securities carrying voting rights under all circumstances : provided that , for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of an event will not be considered Voting Securities, whether or not such event will have occurred, nor will any securities be deemed to cease to be Voting Securities solely by reason of a right to vote accruing to securities of another class or classes by reason of the happening of such event .

- 48 - “ VTB Debt ” means Indebtedness incurred by any Group Party in the form of take back or seller notes or debt and/or agreements providing for indemnification, adjustment of purchase price or similar obligations (but excluding Vendor Earn - Out Debt), or from guarantees or letters of credit, surety bonds or performance bonds securing the performance of such Group Party pursuant to such agreements, in connection with Permitted Acquisitions ; provided that : (a) the covenants contained in any such Indebtedness are no more restrictive than the covenants contained herein; (b) such Indebtedness accrues interest at a rate determined in good faith by the board of directors of the Borrower to be a market rate of interest for such Indebtedness at the time of issuance thereof ; and (c) such Indebtedness is unsecured. “ Wholly - Owned Subsidiary ” of a Person means any subsidiary of such Person of which securities (except for directors’ qualifying shares) or other ownership interests representing 100 % of the equity or 100 % of the ordinary voting power or 100 % of the general partnership or membership interests are, at the time any determination is being made, owned, controlled or held by such Person or one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person . “ Withdrawal Liability ” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ER 1 SA . “ Write - Down and Conversion Powers ” means, (a) with respect to any EEA Resolution Authority, the write - down and conversion powers of such EEA Resolution Authority from time to time under the Bail - In Legislation for the applicable EEA Member Country, which write - down and conversion powers are described in the EU Bail - In Legislation Schedule and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail - In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail - In Legislation that are related to or ancillary to any of those powers . “ WURA ” means Winding Up and Restructuring Act (Canada) . 2. Classification of Loans and Borrowings. For purposes of this Agreement, Loans may be classified and referred to by class ( e . g . , a “Revolving Loan”) or by Type ( e . g . , a “SOFR Loan”) or by class and Type ( e . g . , a “SOFR Revolving Loan”) . Borrowings also may be classified and referred to by class ( e . g . , a “Revolving Borrowing”) or by Type ( e . g . , a “SOFR Borrowing”) or by class and Type ( e . g . , a “SOFR Revolving Borrowing”) . 3. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined . Whenever the context may require, any pronoun shall include the corresponding masculine,

- 49 - feminine and neuter forms . The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” . The word “or” is disjunctive ; the word “and” is conjunctive . The words “to the knowledge of” means, when modifying a representation, warranty or other statement of any Person, that the fact or situation described therein is known by such Person (or, in the case or a Person other than a natural Person, known by the Responsible Officer of such Person) making the representation, warranty or other statement, or with the exercise of reasonable due diligence under the circumstances (in accordance with the standard of what a reasonable Person in similar circumstances would have done) would have been known by such Person (or, in the case of a Person other than a natural Person, would have been known by such Responsible Officer of such Person) . For the purposes of determining compliance with or measuring status under any cap, threshold or basket hereunder denominated in Canadian Dollars, reference shall be had to the Equivalent Amount of any portion of the underlying component that is not denominated in Canadian Dollars . Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or replaced (subject to any restrictions on such modifications set out herein), (b) any reference herein to any statute or any section thereof shall, unless otherwise expressly stated, be deemed to be a reference to such statute or section as amended, restated or re - enacted from time to time, (c) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights . Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement . Any reference herein to an action, document or other matter or thing being “satisfactory to the Lenders”, “to the Lenders’ satisfaction” or similar phrases, shall mean that such action, document, matter or thing must be satisfactory to Lenders constituting the Required Lenders, unless it is described in Section 9 . 2 (2) (a - g ) through (i ), hereof, in which case it must be satisfactory to each Lender whose consent is required under the applicable clause . 1.4 Québec Matters. For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement or any other Loan Document may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” , “reservation of ownership” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” hypothec as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” or “mechanics, materialmen, repairmen, construction contractors or other like Liens” shall include “legal hypothecs” and “legal hypothecs in favour of persons having taken part in the construction or renovation of an immovable”, (l) “joint and several” shall include “solidary”, (m) “gross

- 50 - negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”, (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”, (o) “easement” shall include “servitude”, (p) “priority” shall include “rank” or “prior claim”, as applicable (q) “survey” shall include “certificate of location and plan”, (r) “state” shall include “province”, (s) “fee simple title” shall include “absolute ownership” and “ownership” (including ownership under a right of superficies), (t) “accounts” shall include “claims”, (u) “legal title” shall be including “holding title on behalf of an owner as mandat o a ry or prete - nom”, (v) “ground lease” shall include “emphyteusis” or a “lease with a right of superficies”, as applicable, (w) “leasehold interest” shall include a “valid lease”, (x) “lease” shall include a “leasing contract” , (y) “foreclosure” shall include “the exercise of hypothecary recourse”, and ( y z ) “guarantee” and “guarantor” shall include “suretyship” and “surety”, respectively . The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only . Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement . 5. Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP . Except as otherwise expressly provided herein, all calculations of the components of the financial information for the purposes of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence as at the Second Restatement Date and used in the preparation of the Consolidated financial statements of the Borrower referred to in Section 5 . 1 (1) . In the event of a change in GAAP, the Borrower and the Administrative Agent shall negotiate in good faith to revise (if appropriate) such ratios and covenants to give effect to the intention of the parties under this Agreement as at the Second Restatement Date, and any new financial ratio or financial covenant shall be subject to approval by the Required Lenders . Until the successful conclusion of any such negotiation and approval by the Required Lenders, (a) all calculations made for the purpose of determining compliance with the financial ratios and financial covenants contained herein shall be made on a basis consistent with GAAP in existence immediately prior to such adoption or change, and (b) financial statements delivered pursuant to Section 5 . 1 (1) shall be accompanied by a reconciliation showing the adjustments made to calculate such financial ratios and financial covenants . Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed in this Agreement and rounding the result up or down to the nearest number (with a round - up if there is no nearest number) to the number of places by which such ratio is expressed in this Agreement . The Borrower shall not change the framework adopted under International Financial Reporting Standards . 6. Time. All time references herein shall, unless otherwise specified, be references to local time in Edmonton, Alberta . Time is of the essence of this Agreement and the other Loan Documents . 7. Third Party Beneficiaries. (1) Except as set out in clause (2) below, this Agreement and the Credit Party Guarantee are for the sole benefit of the Parties and nothing in them, express or implied, is intended to or shall confer

- 51 - upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement or the Credit Party Guarantee. (2) Each Non - Party Beneficiary shall be entitled to enjoy the benefit of those provisions of this Agreement and the Credit Party Guarantee that, by their terms, are in favour of such Non - Party Beneficiary . In furtherance thereof, each Party (i) accepts such provisions as agent and trustee for its Related Non - Party Beneficiaries, and (ii) shall be entitled to enforce such provisions on behalf of its Related Non - Party Beneficiaries . (3) Notwithstanding clause (2) above or any other term of this Agreement or the Credit Party Guarantee, the consent of any Non - Party Beneficiary or other Person who is not a Party is not required to amend, modify or supplement this Agreement or the Credit Party Guarantee . 8. Rates. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Canadian Prime Rate, the Base Rate, the CDOR Rate Term CORRA, Daily Compounded CORRA , the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, (each, a “Subject Rate”) or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as , Canadian Prime Rate, Base Rate, the CDOR Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR any Subject Rate or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes . The Administrative Agent and its Affiliates or other related entities may engage in transactions that affect the calculation of Canadian Prime Rate, Base Rate, the CDOR Subject Rate , the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR , any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower . The Administrative Agent may select information sources or services in its reasonable discretion to ascertain Canadian Prime Rate, Base Rate, the CDOR Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR any Subject Rate or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service . 9. Amendment and Restatement (1) This Agreement is an amendment and restatement of the Existing Credit Agreement and is not a novation of the Existing Credit Agreement . This Agreement reflects amendments to the Existing Credit Agreement that have been agreed upon by the parties thereto, and has been restated solely for the purposes of incorporating such amendments in a consolidated format . (2) All references to the “Credit Agreement” or similar references to the Original Credit Agreement or the Existing Credit Agreement in any of the other Loan Documents shall mean and be a reference to this Agreement, as it may be further amended, supplemented, restated or replaced from time to time, without any requirement to amend such Loan Documents .

- 52 - (3) All Secured Liabilities (as defined in the Existing Credit Agreement) under the Existing Credit Agreement shall be continuing with only the terms thereof being modified as provided in this Agreement, and this Agreement shall not evidence or result in a novation of such Secured Liabilities. Specifically, all “Borrowings” outstanding under the “Revolving Credit” and the “Term Credit” under the Existing Credit Agreement as at the Second Restatement Date (“ Pre - Existing Borrowings ”, which shall include letters of credit and bankers’ acceptances) will be deemed to be Borrowings outstanding under the Revolving Credit and the Term Credit, as applicable, and will be subject to the terms of this Agreement. Interest and fee pricing with respect to Pre - Existing Borrowings and “Commitments” for any period prior to the Second Restatement Date shall be as set out in the Existing Credit Agreement. Interest and fee pricing with respect to Pre - Existing Borrowings from and after the Second Restatement Date shall be as set out in this Agreement; provided that that no adjustment shall be made with respect to any acceptance fee collected prior to the Second Restatement Date. (4) Immediately after the closing on the Second Restatement Date, the Administrative Agent shall make all usual and customary adjustments to ensure that all “Borrowings” under the Existing Credit Agreement are outstanding in accordance with the rateable portion of each Revolving Credit Lender and Term Credit Lender, and each Revolving Credit Lender and Term Credit Lender agrees to take all actions as are necessary to give effect to such adjustments, including, without limitation, advancing amounts to the Administrative Agent for the benefit of the Existing Lenders . (5) The Borrower hereby represents, warrants and confirms to the Administrative Agent and each Lender that as of the Second Restatement Date : (a) the Credit Party Guarantee granted by the Credit Parties continues in full force and effect in accordance with its terms notwithstanding this Agreement and the amendments effected hereby ; and (b) the guarantees and indemnities under the Credit Party Guarantee extend to the liabilities and obligations of the Credit Parties under this Agreement. ARTICLE 2 THE CREDITS 2.1 Commitments. (1) Revolving Credit . Subject to the terms and conditions set forth herein, each Revolving Credit Lender commits to make Loans (each such Loan made under this Section 2 . 1 (1), a “ Revolving Loan ”) to the Borrower from time to time during the period commencing on the Second Restatement Date and ending on the Revolving Credit Maturity Date (each such commitment, a “ Revolving Credit Commitment ”) in an aggregate principal amount outstanding up to the amount set forth beside such Lender’s name in Schedule 2 . 1 under the heading “ Revolving Credit Commitment ” ; provided that a Revolving Credit Lender shall not be required to extend further credit hereunder if such extension would result in (a) such Revolving Credit Lender’s Revolving Credit Exposure exceeding such Revolving Credit Lender’s Revolving Credit Commitment, or (b) the aggregate Revolving Credit Exposures exceeding the aggregate Revolving Credit Commitments . Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, repay and reborrow Revolving Loans . (2) Term Credit . Subject to the terms and conditions set forth herein, each Term Credit Lender commits to make Loans (each such Loan made under this Section 2 . 1 (2), a “ Term Loan ”) to the Borrower (each such commitment, a “ Term Credit Commitment ”) in an aggregate principal amount up to the amount set forth beside such Lender’s name in Schedule 2 . 1 under the heading “Term Credit

- 53 - Commitment” . The Term Credit was fully advanced by way of a single advance on the Original Closing Date . The Term Credit shall be comprised of the Term Credit (Tranche B) and the Term Credit (Tranche C), and each Lender’s Term Credit Commitment shall at all times be divided equally among them . (3) Additional Commitments . (a) Subject to the terms and conditions hereof, at any time after the Second Restatement Date and prior to the Revolving Credit Maturity Date ; provided that no Event of Default or Default has occurred and is continuing, the Borrower may request that the Lenders or any other Persons acceptable to the Administrative Agent, acting reasonably, provide additional Revolving Credit Commitments and/or Term Credit Commitments (each, an “ Additional Commitment ”) which shall serve to increase the Revolving Credit Commitments and/or the Term Credit Commitments, such that further Revolving Loans and/or Term Loans become available thereunder upon identical terms and conditions . (b) Any Additional Commitment shall be documented pursuant to an Additional Commitment Agreement and executed by the Borrower, the Person providing the Additional Commitment (the “ Additional Lender ”) and the Administrative Agent. Upon satisfaction of the conditions precedent set out therein, the Additional Commitment in question shall become effective, and (i) the Administrative Agent shall promptly notify each Lender as to such agreement, and (ii) Schedule 2.1 shall be deemed to be modified accordingly. (c) Notwithstanding anything to the contrary in this Agreement: (i) no Additional Commitment shall require the consent of any Lender other than the Additional Lender in question, but each Additional Commitment shall require the approval of the Administrative Agent and, in the case of an Additional Commitment that is a Revolving Credit Commitment, the Issuing Banks, such approval not to be unreasonably withheld ; (ii) no Lender shall have any obligation to participate in any Additional Commitment unless it agrees to do so in its sole discretion; (iii) no Lender shall have the right to acquire any Additional Commitment or receive prior notice thereof, regardless of the fact that its share in the aggregate Revolving Credit Commitments and/or Term Credit Commitments is reduced thereby ; (iv) the aggregate amount of all Additional Commitments shall not exceed Cdn.$600,000,000; and (v) the aggregate amount of all Additional Commitments requested at any one time shall not be less than Cdn.$50,000,000. (d) For greater certainty, any Additional Lender shall be entitled to share pro rata in any prepayments made by the Borrower pursuant to Section 2 . 9 , and the obligations of the Credit Parties under any such Additional Commitment shall form part of the Secured Liabilities .

- 54 - 2.2 Loans and Borrowings. (1) Loans . Each Revolving Loan shall be made as part of a Borrowing consisting of Revolving Loans made by the Revolving Credit Lenders rateably based upon their Applicable Percentages . Each Term Loan shall be made as part of a Borrowing consisting of Term Loans made by the Term Credit Lenders rateably based upon their Applicable Percentages . Each Swingline Loan shall be made in accordance with the procedures set forth in Section 2 . 20 . The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder ; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required . (2) Composition of Borrowings . Subject to Section 2 . 20 , each Revolving Borrowing shall be comprised entirely of Canadian Prime Loans, Bankers’ Acceptances, B/A Equivalent Loans, Base Rate Loans, Term CORRA Loans, Daily Compounded CORRA Loans, SOFR Loans or Letters of Credit as the Borrower may request in accordance herewith . Each Term Loan (Tranche B) shall be comprised entirely of Canadian Prime Loans, Bankers’ Acceptances or B/A Equivalent Term CORRA Loans or Daily Compounded CORRA Loans as the Borrower may request in accordance herewith . Each Term Loan (Tranche C) shall be comprised entirely of Canadian Prime Loans, Bankers’ Acceptances or B/A Equivalent Term CORRA Loans or Daily Compounded CORRA Loans as the Borrower may request in accordance herewith . Each Lender may at its option make any SOFR Loan by causing any domestic or foreign branch or Lender Affiliate of such Lender to make such Loan ; provided that any exercise of such option shall not result in any increased costs for the Borrower or affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement . (3) Amount of Borrowings . At the commencement of each Interest Period for any CORRA Borrowing or SOFR Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of Cdn . 100 , 000 / U . S . $ 100 , 000 and not less than Cdn . $ 5 , 000 , 000 / U . S . $ 5 , 000 , 000 . At the time that each Canadian Prime Borrowing or Base Rate Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of Cdn . $ 100 , 000 /U . S . $ 100 , 000 and not less than Cdn . $ 1 , 000 , 000 /U . S . $ 1 , 000 , 000 ; provided that a Canadian Prime Borrowing or a Base Rate Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total applicable Commitments or that is required to finance the reimbursement of an LC Disbursement . Borrowings of more than one Type and class may be outstanding at the same time . 3. Requests for Borrowings. (1) Requesting a Borrowing . To request a Borrowing (other than a Swingline Loan), the Borrower shall notify the Administrative Agent of such request in writing substantially in the form of Exhibit B (each, a “ Borrowing Request ”) (a) in the case of a SOFR Borrowing, not later than 12 : 00 noon three Business Days before the date of the proposed Borrowing, (b) in the case of a B/A CORRA Borrowing, not later than 12 : 00 noon one two Business Days before the date of the proposed Borrowing, or (c) in the case of a Canadian Prime Borrowing or a Base Rate Borrowing, not later than 12 : 00 noon, one Business Day before the date of the proposed Borrowing ; provided that any such notice of a Canadian Prime Borrowing or a Base Rate Borrowing to finance the reimbursement of an LC Disbursement shall not be given later than 10 : 00 a . m . on the date of the proposed Borrowing . Each Borrowing Request shall be irrevocable . The Administrative Agent and each Lender are entitled to rely and act upon any Borrowing Request given or purportedly given by the Borrower, and the Borrower hereby waives the right to dispute the authenticity and validity of any such request or resulting transaction once the Administrative Agent or any Lender has advanced funds , accepted a B/A or made a

- 55 - B/A Equivalent Loan based on such Borrowing Request. Each Borrowing Request shall specify the following information: (i) the aggregate amount of each requested Borrowing, and whether such Borrowing will consist of Revolving Loans, Term Loans (Tranche B) or Term Loans (Tranche C) ; (ii) the date of such Borrowing, which shall be a Business Day; (iii) whether such Borrowing is to be a Canadian Prime Borrowing, a B/A Term CORRA Borrowing, a Daily Compounded CORRA Borrowing, a Base Rate Borrowing, a SOFR Borrowing or a Letter of Credit ; (iv) in the case of a SOFR Borrowing or a CORRA Borrowing , the currency and initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “ Interest Period ” , and in the case of a B/A Borrowing, the initial Contract Period to be applicable thereto, which shall be a period contemplated by the definition of the term “ Contract Period ” ; and (v) the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply herewith. (2) Default Terms . If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be a Canadian Prime Borrowing (if denominated in Canadian Dollars) or a Base Rate Borrowing (if denominated in U . S . Dollars) . If no currency is specified, the Borrowing shall be denominated in Canadian Dollars ; provided that if duration . If no currency is specified with respect to any requested SOFR Borrowing or Base Rate Borrowing , then the Borrower shall be deemed to have selected U . S . $ . If no Interest Period is specified with respect to any requested SOFR Borrowing or CORRA Borrowing , then the Borrower shall be deemed to have selected an Interest Period of one (1) month’s duration . If no currency is specified with respect to any requested SOFR Borrowing, then the Borrower shall be deemed to have selected U . S . $ . If no Contract Period is specified with respect to any requested B/A Borrowing, then the Borrower shall be deemed to have selected a Contract Period of 30 days’ duration . Promptly following receipt of a Borrowing Request in accordance with Section 2 . 3 , the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing . (3) Conversion or Rollover of Borrowings . Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request . Thereafter, the Borrower may elect to convert a Borrowing to a different Type or to rollover such Borrowing and, in the case of (a) a SOFR Borrowing or CORRA Borrowing , may elect a new Interest Period (but not a new currency) therefor, or (b) a B/A Borrowing, may elect a new Contract Period therefor, all as provided in this Section 2 . 3 (3) . The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated rateably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing . This Section 2 . 3 (3) shall not apply to Swingline Borrowings, which may not be converted or continued . To make an election pursuant to this Section 2 . 3 (3), the Borrower shall notify the Administrative Agent of such election by the time that a Borrowing Request would be required under Section 2 . 3 (1) if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election . Each such request shall be irrevocable . In addition to the information specified in Section 2 . 3 (1), each written Borrowing Request shall specify the Borrowing to which such request applies and, if different options are being elected with respect to different portions

- 56 - thereof, the portions thereof to be allocated to each resulting Borrowing . Notwithstanding the foregoing, the Borrower is not entitled to elect a new Contract Period in respect of a B/A Borrowing or a new Interest Period in respect of a SOFR Borrowing or CORRA Borrowing , or to convert a Borrowing of any Type into a SOFR Borrowing , or a B/A or B/A Equivalent Loan CORRA Borrowing , if a Default has occurred and is continuing, in which case B/A Borrowings shall automatically convert to Canadian Prime Borrowings at the end their Contract Period and SOFR Borrowings shall automatically convert to Base Rate Borrowings (in an equivalent amount of U . S . $ at such time as determined by the Administrative Agent, if applicable) at the end of their Interest Period and CORRA B/A Borrowings shall automatically convert to Canadian Prime Borrowings at the end their Interest Period . (4) Deemed Election to Convert . In the absence of a timely and proper election (including due to the existence of a Default) with regard to (a) SOFR Borrowings, the Borrower shall be deemed to have elected to convert such SOFR Borrowings to Base Rate Borrowings (in an equivalent amount of U . S . $ at such time as determined by the Administrative Agent, if applicable) on the last day of the Interest Period of the relevant SOFR Borrowings, and (b) B/A CORRA Borrowings, the Borrower shall be deemed to have elected to convert such B/A CORRA Borrowings to Canadian Prime Borrowings on the last day of the Co I nt e r ac es t Period of the relevant B/A CORRA Borrowings . 4. Funding of Borrowings. (1) Funding . Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12 : 00 noon (Toronto time), to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders ; provided that Swingline Loans shall be made as provided in Section 2 . 20 . The Administrative Agent shall make such Loans available to the Borrower by promptly crediting the amounts so received, in like funds, to an account of the Borrower maintained with the Administrative Agent in Toronto and designated by the Borrower in the applicable Borrowing Request ; provided that Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2 . 19 shall be remitted by the Administrative Agent to the applicable Issuing Bank . (2) Each Lender’s Share of Borrowing . Unless the Administrative Agent has received written notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2 . 4 (1) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount . In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the Administrative Agent shall seek repayment of such corresponding amount, firstly, from the applicable Lender and, secondly, from the Borrower, if the applicable Lender does not immediately repay such corresponding amount . The applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at the default interest rate applicable to Canadian Prime Loans (if the unpaid amount is denominated in Canadian Dollars) or to Base Rate Loans (if the unpaid amount is denominated in U . S . Dollars) . If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing . Any payment by the Borrower shall be made without prejudice to any claim the Borrower may have against a Defaulting Lender .

- 57 - 2.5 Interest and Acceptance Fees . (1) Interest . The Loans comprising each Canadian Prime Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Canadian Prime Rate plus the Applicable Margin from time to time in effect . The Loans comprising each Base Rate Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days or 366 days, as the case may be) at a rate per annum equal to the Base Rate plus the Applicable Margin from time to time in effect . Each The Loans comprising each Term CORRA Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days) at a rate per annum equal to Adjusted Term CORRA plus the Applicable Margin from time to time in effect . Acceptance Fee . The Loans comprising each Daily Compounded CORRA Borrowing shall bear interest (computed on the basis of the actual number of days elapsed over a year of 365 days) at a rate per annum equal to Adjusted Daily Compounded CORRA plus the Applicable Margin from time to time in effect ; provided for clarity, each Daily Compounded CORRA Borrowing having a Non - Standard Interest Period shall bear interest at a rate per annum equal to (x) in the case of a Non - Standard Interest Period having a term of less than one month, Adjusted Daily Compounded CORRA in effect for an Interest Period of one month’s duration plus the Applicable Margin from time to time in effect and (y) in the case of a Non - Standard Interest Period having a term longer than one month and less than three months, Adjusted Daily Compounded CORRA in effect for an Interest Period of three months’ duration plus the Applicable Margin from time to time in effect . The Loans comprising each SOFR Loan Borrowing shall bear interest (computed on the basis of the actual number of days in the applicable relevant Interest Period over a year of 360 days) at Adjusted Term SOFR with respect to U . S . $ for the applicable Interest Period in effect for such SOFR Borrowing plus the Applicable Margin . (2) Acceptance Fee . The Loans comprising each B/A Borrowing shall be subject to the Acceptance Fee which shall be payable as set out from time to time in Section 2 . 11 effect . (2) (3) Before and After Judgment Interest . Notwithstanding the foregoing, if a Default or an Event of Default shall have occurred and be continuing the Loans shall bear interest, after as well as before judgment : (a) subject to Section 2 . 5 ( 3 2 . 5 (2)(b), at a rate per annum equal to 2 % plus the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to 2 % plus the rate otherwise applicable to, in the case of Canadian Dollar amounts, Canadian Prime Loans, or in the case of U . S . Dollar amounts, Base Rate Loans ; or (b) if the rate provided for in Section 2 . 5 ( 3 2 . 5 (2)(a) is otherwise determined to be unenforceable, then, at a rate per annum equal to the rate otherwise applicable to such Loan or, in the case of any amount not constituting principal or interest on a Loan, at a rate equal to the rate otherwise applicable to, in the case of Canadian Dollar amounts, Canadian Prime Loans, or in the case of U . S . Dollar amounts, Base Rate Loans . (3) (4) Accrued Interest . Accrued interest on each Loan (other than B/A Borrowings) shall be payable in arrears on (a) each applicable Interest Payment Date, (b) in the case of Revolving Loans, upon termination in full of the Revolving Credit Commitments, and (c) in the case of Term Loans, upon termination of the Term Credit Commitments . In addition, in the event of any repayment or prepayment

- 58 - of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment. Interest on overdue amounts shall be payable upon demand. (4) (5) Days Interest Payable . All interest hereunder shall be payable for the actual number of days elapsed (including the first day but excluding the last day) . Any Loan that is repaid on the same day on which it is made shall bear interest for one day . The applicable Canadian Prime Rate, Base Rate, Adjusted Term CORRA, Adjusted Daily Compounded CORRA and Adjusted Term SOFR or Discount Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error . (5) (6) Yearly Rate of Interest. (a) For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid under any Loan Document is to be calculated on the basis of a 360 - day or 365 - day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 , as applicable . The rates of interest under this Agreement are nominal rates, and not effective rates or yields . The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement . (b) The Borrower acknowledges and confirms that: (i) clause (a) above satisfies the requirements of Section 4 of the Interest Act (Canada) to the extent it applies to the expression or statement of any interest payable under any Loan Document ; and (ii) each Credit Party is able to calculate the yearly rate or percentage of interest payable under any Loan Document based upon the methodology set out in clause (a) above. (c) The Borrower agrees not to, and to cause each Credit Party not to, plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Loan Documents, that the interest payable thereunder and the calculation thereof has not been adequately disclosed to any Credit Party, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable Law or legal principle . (d) Notwithstanding anything to the contrary contained in this Agreement, if the amount of interest payable under any Loan Document is reduced by virtue of the application of Section 4 of the Interest Act (Canada), then the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, if an Event of Default pursuant to Sections 7 . 1 ( g h ) or ( h i ) shall have occurred and be continuing, automatically and without further action by the Administrative Agent), an amount equal to the amount of such reduction . (6) (7) Criminal Interest . If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by applicable Law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the

- 59 - maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows : (a) first, by reducing the amount or rate of interest or the amount or rate of any Acceptance Fee required to be paid to the affected Lender under Section 2.5; and (b) thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of section 347 of the Criminal Code (Canada) . (7) (8) Judgment Interest Act (Alberta) . To the extent permitted by applicable Law, the provisions of the Judgment Interest Act (Alberta) will not apply to the Loan Documents and are hereby expressly waived by the Borrower . (9) Reconciliation for Additional Interest and Fees . Notwithstanding anything to the contrary contained in this Agreement, if, as a result of any restatement or other adjustment to the financial statements delivered under this Agreement (including any adjustment to unaudited financial statements as a result of subsequent audited financial statements) or for any other reason, the Borrower or the Lenders determine that the Leverage Ratio as of any applicable date was inaccurate and, as a result of such occurrence the Applicable Margins applicable to any Loans or any fees for any period were : (a) lower than should otherwise have been the case, then the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, if an Event of Default pursuant to Sections 7 . 1 (g) or (h) shall have occurred and be continuing, automatically and without further action by the Administrative Agent), an amount equal to the excess of the amount of interest and fees that should have been paid by the Borrower for such period over the amount of interest and fees actually paid by the Borrower for such period, plus interest on such amount at the rate otherwise applicable herein ; or (b) higher than should otherwise have been the case, then the Lenders shall immediately and retroactively be obligated to refund to the Administrative Agent for the account of the Borrower, promptly on demand by the Borrower, an amount equal to the excess of the amount of interest and fees that was actually paid by the Borrower for such period over the amount of interest and fees that should have been paid by the Borrower for such period . The obligations under this Section 2 . 5 (9) shall survive the termination of the Commitments and the repayment of all Indebtedness hereunder ; provided that , in no event shall the Lenders be required to refund more than six months of interest and fees under clause (b) . 6. Termination and Reduction of Commitments; Extensions. (1) Maturity Dates . Unless previously terminated, (i) the Revolving Credit Commitments shall terminate on the Revolving Credit Maturity Date, and (ii) the Term Credit Commitments shall terminate on the Term Credit (Tranche B) Maturity Date or the Term Credit (Tranche C) Maturity Date, as applicable .

- 60 - (2) Cancellation of Unused Credit . The Borrower may, upon five Business Days prior written notice to the Administrative Agent, permanently cancel any unused portion of the Revolving Credit, without penalty . The Administrative Agent shall promptly notify each Revolving Credit Lender of the receipt by the Administrative Agent of any such notice . Any such cancellation shall be applied rateably in respect of the Revolving Credit Commitments of each Revolving Credit Lender . Each notice delivered by the Borrower pursuant to this Section 2 . 6 (2) shall be irrevocable . Any portion of the Revolving Credit cancelled pursuant to this Section 2 . 6 (2) shall not be reinstated . (3) Extensions. The Borrower may, once in each calendar year and subject to the satisfaction of the conditions precedent for a Borrowing set forth in Sections 4.2(a) and 4.2(b), deliver to the Administrative Agent a request for an extension of the then Applicable Maturity Date (the effective date for such extension, as designated by the Borrower in the Extension Request (defined below), being referred to in this Section 2.6 as an “ Extension Date ”) for a period of up to, in respect of the Term Credit (Tranche B), three (3) years, in respect of the Term Credit (Tranche C), five (5) years, and in respect of the Revolving Credit, five (5) years, after the then applicable Extension Date (the “ Extension Request ”); provided (i) such proposed Extension Date shall be no earlier than 90 days following the date of delivery of such Extension Request to the Administrative Agent and (ii) that the Borrower may withdraw an Extension Request, even if the Required Lenders have already consented to such Extension Request, by notice in writing delivered to the Administrative Agent not later than the close of business on the third Business Day prior to the Extension Date. The Administrative Agent shall promptly notify the Lenders of its receipt of any Extension Request, with particulars thereof. By no later than 5:00 p.m. Toronto time on the date that is 30 days after the Administrative Agent has notified a Lender of its receipt of an Extension Request, such Lender shall notify the Borrower and the Administrative Agent of its election to extend or not extend the Applicable Maturity Date as requested in such Extension Request (which election to extend or not extend shall be made by each such Lender in its sole and absolute discretion). Any failure by any Lender to so notify the Borrower and the Administrative Agent of its election to extend or not extend the then Applicable Maturity Date as requested in such Extension Request shall be deemed to be a refusal to extend such Applicable Maturity Date. Unless the Extension Request has been withdrawn by the Borrower in accordance with the proviso above, if the Required Lenders approve in writing the extension of the Applicable Maturity Date requested in such Extension Request, the then Applicable Maturity Date shall automatically and without any further action by any Person be extended for the period specified in such Extension Request; provided that, if an Extension Request has been made, but there are one or more Lenders which do not consent in writing to the Extension Request within 30 days after receipt of the notice of the Extension Request from the Administrative Agent (a “ Non - Extending Lender ”), then the Borrower shall be entitled to choose one of the following options, and the Borrower shall notify the Administrative Agent of its choice not later than 10 days prior to the Extension Date : (i) the Borrowings under the applicable Credit of any Non - Extending Lender shall be repaid on the Applicable Maturity Date (without giving effect to the extension requested in such Extension Request, with respect to the Non - Extending Lender only) ; (ii) at the sole expense of the Borrower, upon notice to such Lender and the Administrative Agent, the Commitments under the applicable Credit of any Non - Extending Lender shall be assigned to (and assumed by) an assignee permitted under Section 9 . 4 upon payment by the assignee to the Non - Extending Lender of an amount equal to the outstanding principal of the Loans under the applicable Credit and participation in LC Disbursements and Swingline Loans thereunder, if any, accrued interest thereon, accrued fees and all other amounts payable to the Non - Extending Lender hereunder in respect of such Credit,

- 61 - provided that (i) such assignment does not conflict with any applicable Law, and (ii) any assignee which becomes a Lender as a result of such an assignment shall be deemed to have consented to the applicable Extension Request and, therefore, shall not be a Non - Extending Lender ; or (iii) the Borrower may withdraw the applicable Extension Request. (4) Non - Extending Lenders . Any Non - Extending Lender shall provide to the Borrower its full co - operation in facilitating the assignment of the applicable Commitment of such Non - Extending Lender to an assignee permitted hereunder (which assignee may be another Lender, if such assignee Lender accepts such assignment) identified by the Borrower that is ready, willing and able to be an assignee with respect thereto . If an Extension Request has been made and if, within 30 days after receipt by the Lenders of the notice of the Extension Request from the Administrative Agent, the Required Lenders have not approved in writing the extension of the Extension Date requested in an Extension Request, the Extension Date shall not be extended pursuant to such Extension Request . The Administrative Agent shall promptly notify the Lenders and the Borrower of (a) any extension of the Extension Date pursuant to Section 2 . 6 , and (b) of any Lender which becomes a Non - Extending Lender . 7. Repayment of Loans . (1) Repayment of Revolving Credit . The Borrower hereby unconditionally promises to pay (a) to the Administrative Agent for the account of the Revolving Credit Lenders the outstanding principal amount of the Revolving Loans on the Revolving Credit Maturity Date, and (b) to the Swingline Lender the then unpaid principal amount of each Swingline Loan outstanding on the Revolving Credit Maturity Date . (2) Repayment of Term Credit . The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of the Term Credit Lenders the outstanding principal amount of the (a) Term Loans (Tranche B) on the Term Credit (Tranche B) Maturity Date, and (b) Term Loans (Tranche C) on the Term Credit (Tranche C) Maturity Date . 8. Evidence of Debt . (1) Accounts of Indebtedness . Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from each Borrowing made by such Lender hereunder, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder . (2) Account Details . The Administrative Agent shall maintain accounts in which it shall record (a) the amount of each Borrowing made hereunder, the class and Type thereof and, in the cases of Bankers’ Acceptances SOFR Loans and SOFR CORRA Loans, the relevant Contract Period or Interest Period/currency, applicable thereto, (b) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (c) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof . (3) Accounts Conclusive . The entries made in the accounts maintained pursuant to Sections 2 . 8 (1) and (2) shall be conclusive evidence (absent manifest error) of the existence and amounts of the obligations recorded therein ; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrower to repay the Borrowings in accordance with the terms of this Agreement . In the event of a conflict

- 62 - between the records maintained by the Administrative Agent and any Lender, the records maintained by the Administrative Agent shall govern. (4) Promissory Notes . Any Lender may request that Loans (other than B/As) made by it be evidenced by a promissory note . In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent . Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9 . 4 ) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns) . 2.9 Prepayments. (1) Currency Fluctuations . If at any time the Revolving Credit Exposure of any Lender exceeds its Revolving Credit Commitment (any such excess being referred to in this Section 2 . 9 (1) as a “ Currency Excess Amount ”), then upon the written request of the Administrative Agent, the Borrower shall pay to the Administrative Agent, in accordance with this Section 2 . 9 , for the account of such Lender, an amount equal to the Currency Excess Amount with respect to such Lender to be applied (a) as a prepayment of the Loans and Reimbursement Obligations outstanding to such Lender, and (b) thereafter as Cover to such Lender for its LC Exposure under the Revolving Credit in an amount of such remaining Currency Excess Amount . If any Currency Excess Amount with respect to any Lender is equal to or greater than 3 % of the Revolving Credit Commitment of such Lender, then the repayment of such Currency Excess Amount to such Lender shall be made by the Borrower within three Business Days after the Administrative Agent requests such repayment . If any Currency Excess Amount with respect to any Lender is less than 3 % of the Revolving Credit Commitment of such Lender, then the repayment of the Currency Excess Amount to such Lender shall be made on the next Quarterly Date following receipt by the Borrower of written notice thereof from the Administrative Agent so long as such Currency Excess Amount continues to exist on such Quarterly Date . The Administrative Agent shall request repayment of any Currency Excess Amount in accordance with this Section pursuant to any request received from a Lender, but the Administrative Agent is not otherwise required to monitor Currency Excess Amount levels or to request repayment thereof . (2) Mandatory Loan Prepayments . (a) In the event of an Asset Disposition by any Credit Party, the Borrower shall, within fifteen Business Days of such Asset Disposition, prepay (by payment to the Administrative Agent for the account of the Lenders) an aggregate principal amount of Loans equal to the amount of Net Proceeds of such Asset Disposition ; provided that this prepayment requirement shall not apply : (i) to that portion of such Net Proceeds used by a Credit Party to purchase replacement assets within 360 days of such Asset Disposition if, prior to such Asset Disposition, the Borrower has notified the Administrative Agent of its intention to apply the Net Proceeds in such manner ; or (ii) to that portion of such Net Proceeds which, when aggregated with the Net Proceeds from any other Asset Disposition made in the Net Proceeds same Fiscal Year in respect of which are less than Cdn . $ 5 , 000 , 000 ; provided that not more than Cdn . $ 20 , 000 , 000 of Net Proceeds in any Fiscal Year shall be excluded from the prepayment requirements of payment has not been made

- 63 - pursuant to Section 2.9(2) (a) as result of this clause (ii) , is less than Cdn.$50,000,000 . (b) Prepayments of the Loans pursuant to Section 2 . 9 (2)(a) shall be applied to the repayment of amounts outstanding under the Revolving Credit (without a permanent cancellation of a corresponding portion of the Revolving Credit) and/or the Term Credit (with a permanent cancellation of a corresponding portion of the Term Credit), as elected by the Borrower . In the case of any prepayment pursuant to Sections 2 . 9 (2)(a), the Borrower shall provide to the Administrative Agent written notice of such prepayment at least three Business Days prior to the date such prepayment is to be made ; provided that any failure to do so shall not relieve the Borrower of the prepayment obligation in question . (3) Voluntary Prepayments . The Borrower may, at its option, at any time and from time to time, prepay the Term Loans, in whole or in part, upon giving three Business Days’ prior written notice to the Administrative Agent . Such notice shall specify the date and amount of prepayment and whether the prepayment is of Canadian Prime Loans, Base Rate Loans, Term CORRA Loans, Daily Compounded CORRA Loans, SOFR Loans , B/As (or B/A Equivalent Loans) or any combination thereof, and, in each case if a combination thereof, the principal amount allocable to each . If any such notice is given, the amount specified in such notice shall be due and payable on the date specified therein . (4) Term Loan Prepayments . Prepayments of the Term Loans pursuant to Sections 2.9(2) or (3) shall be applied between the Term Credit (Tranche B) and the Term Credit (Tranche C) as the Borrower may direct in writing. (5) Notice by Borrower . Each notice provided by the Borrower hereunder in respect of any prepayment hereunder shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid . Each partial prepayment of any Borrowing under the Term Credit shall be permanent and shall be in an amount that would be permitted in the case of a Borrowing as provided in Section 2 . 2 (3) . (6) Notice by Administrative Agent . Upon receipt of a notice of prepayment pursuant to Section 2 . 9 , the Administrative Agent shall promptly notify each Applicable Lender of the contents thereof and of such Lender’s share of such prepayment based upon its Applicable Percentage . (7) General . Any amount required to be prepaid on a date pursuant to Section 2 . 9 shall be due and payable together with any amount payable pursuant to Section 2 . 14 and accrued interest to such date on such amount in accordance with Section 2 . 5 ( 4 2 . 5 (3) . For the avoidance of doubt, any prepayment of a B/A (or B/A Equivalent Loan) shall be applied against the face amount (or undiscounted amount) thereof . Any prepayment pursuant to Sections 2 . 9 (1), (2) or (3) shall be applied within a Credit first to Canadian Prime Loans or Base Rate Loans , and second to SOFR Loans , and third to B/A’s or B/A Equivalent CORRA Loans, and the Borrower shall convert Net Proceeds received from an Asset Disposition as required to do so . 2.10 Fees. (1) Standby Fees . The Borrower shall pay to the Administrative Agent for the account of and distribution to each Revolving Credit Lender a standby fee for the period commencing on the Second Restatement Date to and including the Revolving Credit Maturity Date (or such earlier date as the Revolving Credit Commitments shall have been terminated entirely) computed at a rate per annum equal to the Applicable Margin on the excess amount of the Revolving Credit Commitment of such Revolving

- 64 - Credit Lender over its Revolving Credit Exposure . Such standby fee shall be (a) payable in arrears on each Quarterly Date, commencing on the first Quarterly Date to occur after the Second Restatement Date, and on the date on which the Revolving Credit Commitments terminate, and (b) computed daily on the basis of a year of 365 or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day) . (2) Participation and Fronting Fees . The Borrower shall pay: (a) to the Administrative Agent for the account of each Revolving Credit Lender a participation fee with respect to its participations in Letters of Credit, which shall accrue at the Applicable Margin for Letters of Credit on the average daily amount of such Lender’s LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Second Restatement Date to but excluding the later of the date on which such Lender’s Revolving Credit Commitment terminates and the date on which such Lender ceases to have any LC Exposure ; and (b) to the applicable Issuing Bank a fronting fee, which shall accrue at the rate of 0 . 25 % per annum on the daily amount of the LC Exposure (excluding any portion thereof attributable to unreimbursed LC Disbursements) during the period from and including the Second Restatement Date to but excluding the later of the date of termination of the Revolving Credit Commitments and the date on which there ceases to be any LC Exposure, as well as such Issuing Bank’s standard fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder . Participation fees and fronting fees shall be (a) payable quarterly in arrears on the first Business Day of each calendar quarter and on the date on which the Revolving Credit Commitments terminate, and (b) computed daily on the basis of a year of 365 days or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day) . Participation and fronting fees accruing after the date on which the Revolving Credit Commitments terminate shall be payable on demand . (3) Fees to Administrative Agent . The Borrower shall pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon in the Fee Letter . (4) Payment of Fees . All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent (or to the applicable Issuing Bank, in the case of fees payable to it) for distribution, in the case of standby and participation fees, to the Lenders . Fees paid shall not be refundable except in the case of manifest error in the calculation of any fee payment . 2.11 Bankers’ Acceptances. (1) Request for B/A Borrowings . Subject to the terms and conditions of this Agreement, the Borrower may request a Borrowing by presenting drafts for acceptance and purchase as B/As by the Lenders . The Borrower shall not be entitled to obtain or roll over any B/A Borrowings or B/A Equivalent Loans at any time that a Default or an Event of Default has occurred and is continuing . (2) Contract Period . No Contract Period with respect to a B/A to be accepted and purchased shall extend beyond the Applicable Maturity Date .

- 65 - (3) Lender as Power of Attorney . To facilitate availment of B/A Borrowings, the Borrower hereby appoints each Lender as its attorney to sign and endorse on its behalf (in accordance with a Borrowing Request relating to a B/A Borrowing), in handwriting or by facsimile or mechanical signature as and when deemed necessary by such Lender, blank forms of B/As in the form requested by such Lender . Each Lender shall maintain an adequate supply of blank forms of B/As for acceptance under this Agreement . The Borrower recognizes and agrees that all B/As signed or endorsed by a Lender on behalf of the Borrower shall bind the Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Borrower . Each Lender is hereby authorized (in accordance with a Borrowing Request relating to a B/A Borrowing) to issue such B/As endorsed in blank in such face amounts as may be determined by such Lender ; provided that the aggregate amount thereof is equal to the aggregate amount of B/As required to be accepted and purchased by such Lender . No Lender shall be liable for any damage, loss or other claim arising by reason of any loss or improper use of any such instrument except the gross negligence or wilful misconduct of the Lender or its officers, employees, agents or representatives . Each Lender shall maintain a record with respect to B/As (a) received by it in blank hereunder, (b) voided by it for any reason, (c) accepted and purchased by it hereunder, and (d) cancelled at their respective maturities . On request by or on behalf of the Borrower, a Lender shall cancel all forms of B/A which have been pre - signed or pre - endorsed on behalf of the Borrower and which are held by such Lender and are not required to be issued in accordance with the Borrower’s irrevocable notice . Alternatively, the Borrower agrees that, at the request of the Administrative Agent, the Borrower shall deliver to the Administrative Agent a “depository note” which complies with the requirements of the Depository Bills and Notes Act (Canada), and consents to the deposit of any such depository note in the book - based debt clearance system maintained by the Canadian Depository for Securities . (4) B/A Signatory . Drafts of the Borrower to be accepted as B/As hereunder shall be signed as set out in Section 2 . 11 . Notwithstanding that any person whose signature appears on any B/A may no longer be an authorized signatory for any Lender or the Borrower at the date of issuance of a B/A, such signature shall nevertheless be valid and sufficient for all purposes as if such authority had remained in force at the time of such issuance and any such B/A so signed shall be binding on the Borrower . (5) B/A Amounts . Promptly following receipt of a Borrowing Request specifying a Borrowing by way of B/As, the Administrative Agent shall so advise the Lenders and shall advise each Lender of the aggregate face amount of the B/As to be accepted by it and the applicable Contract Period (which shall be identical for all Lenders) . In the case of B/A Borrowings under the Revolving Credit, the aggregate face amount of the B/As to be accepted by the Lenders shall be in a minimum aggregate amount of Cdn . $ 1 , 000 , 000 and shall be a whole multiple of Cdn . $ 100 , 000 , and such face amount shall be in the Revolving Credit Lenders’ pro rata portions of such Borrowing, provided that the Administrative Agent may, in its sole discretion, increase or reduce any Revolving Credit Lender’s portion of such B/A Borrowing to the nearest Cdn . $ 1 , 000 without reducing the overall Revolving Credit Commitments . In the case of B/A Borrowings under the Term Credit, the aggregate face amount of the B/As to be accepted by the Term Credit Lenders shall be in a minimum aggregate amount of Cdn . $ 1 , 000 , 000 and shall be a whole multiple of Cdn . $ 100 , 000 , and such face amount shall be in the Term Credit Lenders’ pro rata portions of such Borrowing, provided that the Administrative Agent may in its sole discretion increase or reduce any Term Credit Lender’s portion of such B/A Borrowing to the nearest Cdn . $ 1 , 000 without reducing the overall Term Credit Commitments . (6) Acceptance of B/A . Upon acceptance of a B/A by a Lender, such Lender shall purchase, or arrange for the purchase of, each B/A from the Borrower at the Discount Rate for such Lender applicable to such B/A accepted by it and provide to the Administrative Agent the Discount Proceeds therefor for the account of the Borrower . The Acceptance Fee payable by the Borrower to a Lender

- 66 - under Section 2.5 in respect of each B/A accepted by such Lender shall be set off against the Discount Proceeds payable by such Lender under Section 2.11. (7) Lender’s Rights Re B/A . Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all B/As accepted and purchased by it . (8) B/A Equivalent Loans . If a Lender notifies the Administrative Agent in writing that it is unable or unwilling to accept Bankers’ Acceptances, such Lender shall, instead of accepting and purchasing Bankers’ Acceptances, make a Loan (a “ B/A Equivalent Loan ”) to the Borrower in the amount and for the same term as the draft which such Lender would otherwise have been required to accept and purchase hereunder . Each such Lender shall provide to the Administrative Agent the Discount Proceeds of such B/A Equivalent Loan for the account of the Borrower . Each such B/A Equivalent Loan shall bear interest at the same rate which would result if such Lender had accepted (and been paid an Acceptance Fee) and purchased (on a discounted basis) a Bankers’ Acceptance for the relevant Contract Period (it being the intention of the parties that each such B/A Equivalent Loan shall have the same economic consequences for the Lenders and the Borrower as the Bankers’ Acceptance which such B/A Equivalent Loan replaces) . All such interest shall be paid in advance on the date such B/A Equivalent Loan is made, and shall be deducted from the principal amount of such B/A Equivalent Loan in the same manner in which the Discount Proceeds of a Bankers’ Acceptance would be deducted from the face amount of the Bankers’ Acceptance . Subject to repayment requirements, on the last day of the relevant Contract Period for such B/A Equivalent Loan, the Borrower shall be entitled to convert each such B/A Equivalent Loan into another type of Loan, or to roll over each such B/A Equivalent Loan into another B/A Equivalent Loan, all in accordance with the applicable provisions of this Agreement . (9) Notice of Intention to Issue B/As . With respect to each B/A Borrowing, at or before 12 : 00 noon one Business Day before the last day of the Contract Period of such B/A Borrowing, the Borrower shall notify the Administrative Agent by irrevocable telephone or e - mail notice, followed by a Borrowing Request as soon as reasonably practicable thereafter giving notice of rollover, if the Borrower intends to issue B/As on such last day of the Contract Period to provide for the payment of such maturing B/A Borrowing . If the Borrower fails to notify the Administrative Agent of its intention to issue B/As on such last day of the Contract Period, the Borrower shall provide payment to the Administrative Agent on behalf of the Lenders of an amount equal to the aggregate face amount of such B/A Borrowing on the last day of the Contract Period of thereof . If the Borrower fails to make such payment, such maturing B/As shall be deemed to have been converted on the last day of the Contract Period into a Canadian Prime Loan in an amount equal to the face amount of such B/As . (10) Upon Maturity of B/As . The Borrower waives presentment for payment and any other defence to payment of any amounts due to a Lender in respect of a B/A accepted and purchased by it pursuant to this Agreement which might exist solely by reason of such B/A being held, at the maturity thereof, by such Lender in its own right, and the Borrower shall not claim any days of grace if such Lender, as holder, sues the Borrower on the B/A for payment of the amount payable by the Borrower thereunder . On the last day of the Contract Period of a B/A, or such earlier date as may be required or permitted pursuant to the provisions of this Agreement, the Borrower shall pay the Lender that has accepted and purchased such B/A the full face amount of such B/A and, after such payment, the Borrower shall have no further liability in respect of such B/A and such Lender shall be entitled to all benefits of, and be responsible for all payments due to third parties under, such B/A . (11) Participation . If a Lender grants a participation in a portion of its rights under this Agreement to a Participant under Section 9 . 4 (5), then, in respect of any B/A Borrowing, a portion thereof may, at the option of such Lender, be by way of Bankers’ Acceptance accepted by such Participant . In such event, the Borrower shall upon request of the Administrative Agent or the Lender granting the

- 67 - participation execute and deliver a form of Bankers’ Acceptance undertaking in favour of such Participant for delivery to such participant. 2.12 Alternative Rate of Interest. (1) Temporary Unavailability of Term SOFR . 2.11 Inability to Determine Rates. (1) (a) Subject to Section 2.12(2) 2.12 , if, on or prior to the first day of any Interest Period for any SOFR Loan, Term CORRA Loan or Daily Compounded CORRA Loan, as applicable: (a) the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “ Adjusted Term CORRA”, “Adjusted Daily Compounded CORRA”, or “ Adjusted Term SOFR” , as applicable, cannot be determined pursuant to the definition thereof, then for reasons other than a Benchmark Transition Event, or (b) the Required Lenders determine that for any reason in connection with any request for a Term CORRA Loan, Daily Compounded CORRA Loan or SOFR Loan, as applicable, or a conversion thereto or a continuation thereof, that Adjusted Term CORRA, Adjusted Daily Compounded CORRA or Adjusted Term SOFR, as applicable, for any requested Interest Period with respect to a proposed Term CORRA Loan, Daily Compounded CORRA Loan or SOFR Loan, as applicable, does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Required Lenders have provided notice of such determination to the Administrative Agent, the Administrative Agent will promptly so notify the Borrower and each Lender. (2) Upon delivery of such notice thereof by the Administrative Agent to the Borrower under Section 2 . 11 (1) , any obligation of the Lenders to make Term CORRA Loans, Daily Compounded CORRA Loans or SOFR Loans , as applicable , and any right of the Borrower to continue SOFR Term CORRA Loans, Daily Compounded CORRA Loans or SOFR Loans, as applicable, or to convert Canadian Prime Loans to Term CORRA Loans or Daily Compounded CORRA Loans or to convert Base Rate Loans to SOFR Loans , as applicable , shall be suspended (to the extent of the affected Term CORRA Loans, Daily Compounded CORRA Loans or SOFR Loans , as applicable, or affected Interest Periods) until the Administrative Agent (with respect to clause (b), at the instruction of the Required Lenders) revokes such notice . (3) Upon receipt of such notice by the Administrative Agent to the Borrower under Section 2 . 11 (1) , (i) (a) the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Term CORRA Loans, Daily Compounded CORRA Loans or SOFR Loans , as applicable, (to the extent of the affected Term CORRA Loans, Daily Compounded CORRA Loans or SOFR Loans , as applicable, or affected Interest Periods) or, failing that ;

- 68 - (b) in respect of Term CORRA Loans, the Borrower may elect to convert any such request into a request for a Borrowing of or conversion to Daily Compounded CORRA Loans; (c) in respect of Term CORRA Loans, the Borrower may elect to convert any outstanding affected Term CORRA Loans at the end of the applicable interest Period, into Daily Compounded CORRA Loans; (d) subject to (a) and (b) , the Borrower will be deemed to have converted any such request (i) for Term CORRA Loans or Daily Compounded CORRA Loans into a request for a Borrowing of or conversion to Base Prime Rate Loans , and (ii) for SOFR Loans into a request for a Borrower of or conversion to Base Rate Loans, in each case in the amount specified therein and ; (e) subject to ( ii) c), any outstanding affected (i) Term CORRA Loans or Daily Compounded CORRA Loans, as applicable, will be deemed to have been converted, at the end of the applicable Interest Period, into Prime Rate Loans, and (ii) SOFR Loans will be deemed to have been converted , at the end of the applicable Interest Period, into Base Rate Loans , in each case at the end of the applicable Interest Period . Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 2.14 herein . (4) Subject to Section 2 . 12 ( 2 2 . 12 (1), if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof on any given day, the interest rate on Base Rate Loans shall be determined by the Administrative Agent without reference to clause (c) of the definition of “Base Rate” until the Administrative Agent revokes such determination . (5) Subject to Section 2 . 12 (2), if the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term CORRA” cannot be determined pursuant to the definition thereof on any given day, the interest rate on Canadian Prime Loans shall be determined by the Administrative Agent without reference to clause (b) of the definition of “Canadian Prime Rate” until the Administrative Agent revokes such determination . 2.12 Rate Fallbacks. (1) (2) Term SOFR Fallback (a) Benchmark Replacement . Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then - current Benchmark, then (i) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (ii) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark

- 69 - Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5 : 00 p . m . (New York City time) on the fifth ( 5 th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders . If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis . A Hedge Arrangement shall be deemed not to be a “Loan Document” for the purposes of this Section 2 . 12 ( 2 2 . 12 (1) . (b) Conforming Changes . In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document . (c) Notices ; Standards for Decisions and Determinations . The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement . The Administrative Agent will notify the Borrower of (i) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2 . 12 ( 2 2 . 12 (1)(d) and (ii) the commencement of any Benchmark Unavailability Period . Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2 . 12 ( 2 2 . 12 (1), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non - occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2 . 12 ( 2 2 . 12 (1) . (d) Unavailability of Tenor of Benchmark . Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then - current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non - representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of

- 70 - “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor. (e) Benchmark Unavailability Period . Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Borrowing of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to Base Rate Loans . During a Benchmark Unavailability Period or at any time that a tenor for the then - current Benchmark is not an Available Tenor, the component of Base Rate based upon the then - current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of Base Rate . (f) Defined Terms . As used in this Section 2.12(2 2.12(1) or otherwise with respect to Term SOFR Reference Rate: “ Available Tenor ” means, as of any date of determination and with respect to the then - current Benchmark, as applicable, (a) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (b) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then - removed from the definition of “Interest Period” pursuant to Section 2 . 12 ( 2 2 . 12 (1)(d) . “ Benchmark ” means, initially, the Term SOFR Reference Rate ; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then - current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2 . 12 ( 2 2 . 12 (1)(a) . “ Benchmark Replacement ” means, with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date : (a) (a) the sum of (i) Daily Simple SOFR and (ii) the related Benchmark Replacement Adjustment ; and (b) the sum of : (i ) the alternate benchmark rate and (y) an adjustment that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then - prevailing market convention for determining a benchmark rate as a replacement to the then - current Benchmark for U . S . Dollar - denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment .

- 71 - If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents . “Benchmark Replacement Adjustment” means, with respect to any replacement of the then - current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then - prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar - denominated syndicated credit facilities at such time . “Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then - current Benchmark : (a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof) ; or (b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non - representative ; provided that such non - representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date . For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then - current Available Tenors of such Benchmark (or the published component used in the calculation thereof) . “Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then - current Benchmark : (a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such

- 72 - component thereof), permanently or indefinitely ; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof) ; (b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York , an insolvency official with jurisdiction over the administrator for such Benchmark (or such component) , a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely ; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof) ; or (c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative . For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then - current Available Tenor of such Benchmark (or the published component used in the calculation thereof) . “Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then - current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2 . 12 (1) and (b) ending at the time that a Benchmark Replacement has replaced the then - current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2 . 12 (1) . “Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “U . S . Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions Section 2 . 14 and other technical,

- 73 - administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents) . “Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans ; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion . “Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto . “Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment . (2) CORRA Fallback . (a) Benchmark Replacement . Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting of the then - current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5 : 00 p . m . (Toronto time) on the fifth ( 5 th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders . If the Benchmark Replacement is Adjusted Daily Compounded CORRA, all interest payments will be payable on the last day of each Interest Period . No Secured

- 74 - Hedge Arrangement shall be deemed to be a “Loan Document” for purposes of this Section 2.12(2) . (b) Benchmark Replacement Conforming Changes . In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document . (c) Notices; Standards for Decisions and Determinations . The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement . The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2 . 12 (2)(d) and (y) the commencement of any Benchmark Unavailability Period . Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2 . 12 (3), 2 . 12 (2) including any determination with respect to a tenor, rate or adjustment or of the occurrence or non - occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection , will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2 . 12 ( 3 2 . 12 (2) . (d) Unavailability of Tenor of Benchmark . Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then - current Benchmark is a term rate (including Term CORRA) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non - representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor . (e) Benchmark Unavailability Period . Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period , the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Loans,

- 75 - which are of the Type that have a rate of interest determined by reference to the then - current Benchmark, to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to, (i) for a Benchmark Unavailability Period in respect of Term CORRA, Daily Compounded CORRA Loans, and (ii) for a Benchmark Unavailability Period in respect of a Benchmark other than Term CORRA, Canadian Prime Loans . (f) Definitions. As used in this Section 2.12(2) or otherwise with respect to CORRA : “Available Tenor” means, as of any date of determination and with respect to the then - current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then - removed from the definition of “Interest Period” pursuant to Section 2 . 12 (2)(d) . “Benchmark” means, initially, the Term CORRA Reference Rate or Daily Compounded CORRA, as the case may be ; provided that if a Benchmark Transition Event has occurred with respect to the Term CORRA Reference Rate, Daily Compounded CORRA, or the then - current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2 . 12 (2)(a) . “Benchmark Replacement” means, with respect to any Benchmark Transition Event : (a) where a Benchmark Transition Event has occurred with respect to Term CORRA Reference Rate, Daily Compounded CORRA; and; (b) (b) where a Benchmark Transition Event has occurred with respect to a Benchmark other than the Term CORRA Reference Rate, the sum of : (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then - prevailing market convention for determining a benchmark rate as a replacement to the then - current Benchmark for Dollar - denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment . If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents .

- 76 - “ Benchmark Replacement Adjustment ” means, with respect to any replacement of the then - current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then - prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Canadian Dollar - denominated syndicated credit facilities at such time . “ Benchmark Replacement Date ” means the earliest to occur of the following events with respect to the then - current Benchmark : (c) (a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof) ; or (d) (b) in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non - representative ; provided that such non - representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date . For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then - current Available Tenors of such Benchmark (or the published component used in the calculation thereof) . “ Benchmark Transition Event ” means the occurrence of one or more of the following events with respect to the then - current Benchmark : (a) (a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely ; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof) ; (b) (b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the

- 77 - calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York Canada , an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely ; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof) ; or (c) (c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative . For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then - current Available Tenor of such Benchmark (or the published component used in the calculation thereof) . “ Benchmark Unavailability Period ” means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then - current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2 . 12 (2) and (b) ending at the time that a Benchmark Replacement has replaced the then - current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2 . 12 (2) . “ Conforming Changes ” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “U . S . Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents) .

- 78 - “ Daily Simple SOFR ” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans ; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion . “ Relevant Governmental Body ” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto . “ Unadjusted Benchmark Replacement ” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment . (3) CDOR Fallback. (a) Replacing CDOR . On May 16 , 2022 , RBSL, the administrator of the CDOR Rate, announced in a public statement that the calculation and publication of all tenors of the CDOR Rate will permanently cease immediately following a final publication on Friday, June 28 , 2024 . Notwithstanding anything to the contrary herein or in any other Loan Document, on the date that all Available Tenors of the CDOR Rate have either permanently or indefinitely ceased to be provided by RBSL (the “ CDOR Cessation Date ”), if the then - current Benchmark is the CDOR Rate, the Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings without any amendment to, or further action or consent of any other party to this Agreement or any other Loan Document . If the Benchmark Replacement is Daily Compounded CORRA, all interest payments will be payable on a monthly basis . A Hedge Arrangement shall be deemed not to be a “Loan Document” for the purposes of this Section 2 . 12 (3) . (b) Replacing Future Benchmarks . Upon the occurrence of a Benchmark Transition Event, the Benchmark Replacement will replace the then - current Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5 : 00 p . m . (Toronto time) on the fifth ( 5 th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders . At any time that the administrator of the then - current Benchmark has permanently or indefinitely ceased to provide such Benchmark or such Benchmark has been announced by the administrator or the regulatory supervisor for the administrator of such Benchmark pursuant to public statement or publication of information to be no longer representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored , the Borrower may revoke any request for a borrowing of, conversion to or continuation of Loans to be made, converted or continued that would bear interest by reference to such Benchmark until the Borrower’s receipt of notice from the Administrative Agent that a Benchmark Replacement has replaced such Benchmark, and, failing that, the Borrower

- 79 - will be deemed to have converted any such request into a request for a borrowing of or conversion to Canadian Prime Loans . During the period referenced in the foregoing sentence, the component of the Canadian Prime Rate based upon the Benchmark will not be used in any determination of the Canadian Prime Rate . (c) Benchmark Replacement Conforming Changes . In connection with the implementation and administration of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document . (d) Notices ; Standards for Decisions and Determinations . The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement , (ii) any occurrence of a Term CORRA Transition Event, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, and (iv) by delivering a BA Cessation Notice pursuant to clause (g) of this Section, its intention to terminate the obligation of the Lenders to make or maintain Bankers’ Acceptances . Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2 . 12 (3), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non - occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2 . 12 (3) . (e) Unavailability of Tenor of Benchmark . At any time (including in connection with the implementation of a Benchmark Replacement), if the then - current Benchmark is a term rate (including Term CORRA or the CDOR Rate), then (i) the Administrative Agent may remove any tenor of such Benchmark that is unavailable or non - representative for Benchmark (including Benchmark Replacement) settings and (ii) the Administrative Agent may reinstate any such previously removed tenor for Benchmark (including Benchmark Replacement) settings . (f) Secondary Term CORRA Conversion . Notwithstanding anything to the contrary herein or in any Loan Document and subject to the proviso below in this clause, if a Term CORRA Transition Event and its related Term CORRA Transition Date have occurred, then on and after such Term CORRA Transition Date (i) the Benchmark Replacement described in clause (a)(i) of such definition will replace the then - current Benchmark for all purposes hereunder or under any Loan Document in respect of any setting of such Benchmark on such day and all subsequent settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document ; and (ii) each Loan outstanding on the Term CORRA Transition Date bearing interest based on the then - current Benchmark shall convert, on the last day of the then - current interest payment period, into a Loan bearing interest at the Benchmark Replacement described in clause (a)(i) of such definition having a tenor approximately the same length as the interest payment period applicable to such Loan immediately prior to the conversion or such other Available Tenor as may be selected by the Borrower and agreed by the Administrative Agent ; provided that, this clause (f) shall not be effective

- 80 - unless the Administrative Agent has delivered to the Lenders and the Borrower a Term CORRA Notice, and so long as the Administrative Agent has not received, by 5 : 00 p . m . (Toronto time) on the fifth ( 5 th) Business Day after the date of the Term CORRA Notice, written notice of objection to such conversion to Term CORRA from Lenders comprising the Required Lenders or the Borrower . (g) Bankers’ Acceptances . The Administrative Agent shall have the option to, effective as of the date set out in the BA Cessation Notice, which shall be a date on or after the CDOR Cessation Date (the “ BA Cessation Effective Date ”), terminate the obligation of the Lenders to make or maintain Bankers’ Acceptances, provided that the Administrative Agent shall give notice to the Borrower and the Lenders at least thirty (30) Business Days prior to the BA Cessation Effective Date (“ BA Cessation Notice ”) . If the BA Cessation Notice is provided, then as of the BA Cessation Effective Date, so long as the Administrative Agent has not received, by 5 : 00 p . m . (Toronto time) on the fifth ( 5 th) Business Day after the date of the BA Cessation Notice, written notice of objection to the termination of the obligation to make or maintain Bankers’ Acceptances from Lenders comprising the Required Lenders, (i) any Borrowing Request that requests the conversion of any Loan to, or rollover of any Loans as, a Bankers’ Acceptance shall be ineffective, and (ii) if any Borrowing Request requests a Bankers’ Acceptance such Loan shall be made as a CORRA Loan of the same tenor . For the avoidance of doubt, any outstanding Bankers’ Acceptance shall remain in effect following the CDOR Cessation Date until such Bankers’ Acceptance’s stated maturity . (h) Definitions. As used in this Section 2.12(3) or otherwise with respect to the CDOR Rate : “ Available Tenor ” means, as of any date of determination and with respect to the then current Benchmark, as applicable, (x) if the then - current Benchmark is a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period or Contract Period, as applicable, or (y) otherwise, any payment period for interest calculated with reference to such Benchmark, as applicable, pursuant to this Agreement as of such date . “ Benchmark ” means, initially, the CDOR Rate ; provided that if a replacement of the Benchmark has occurred pursuant to Section 2 . 12 (3)(a), then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate . Any reference to “Benchmark” shall include, as applicable, the published component used in the calculation thereof . “ Benchmark Replacement ” means, for any Available Tenor : (a) for purposes of Section 2.12(3)(a), the first alternative set forth below that can be determined by the Administrative Agent: (i) the sum of : (x) Term CORRA and (y) 0 . 29547% ( 29 . 547 basis points) for an Available Tenor of one - month’s duration, and 0 . 32138% ( 32 . 138 basis points) for an Available Tenor of three months’ duration, or (ii) the sum of : (x) Daily Compounded CORRA and (y) 0 . 29547% ( 29 . 547 basis points) for an Available Tenor of one - month’s duration, and 0 . 32138% ( 32 . 138 basis points) for an Available Tenor of three - months’ duration ; and

- 81 - (b) for purposes of Section 2 . 12 (3)(b), the sum of (x ) the alternate benchmark rate and (y) an adjustment (which may be a positive or negative value or zero) , in each case, that has been selected by the Administrative Agent and the Borrower as the replacement for such Available Tenor of such Benchmark giving due consideration to any evolving or then - prevailing market convention, including any applicable recommendations made by the Relevant Governmental Body, for Canadian dollar - denominated syndicated credit facilities at such time ; provided that, if the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents . “ Benchmark Replacement Conforming Changes ” means, with respect to the use or administration of a Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Canadian Prime Rate,” the definition of “Business Day,” the definition of “Interest Period” , the or any similar or analogous definition of “Contract Period”, (or the definition of “Bankers’ Acceptance,” addition of a concept of “interest period”) , the timing and frequency of determining rates and making payments of interest, the timing of b B orrowing r R equests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, Section 2 . 14 and other technical, administrative or operational matters , (including with respect to the obligation of the Administrative Agent and the Lenders to create, maintain or issue Bankers’ Acceptances) ) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such Benchmark Replacement and rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such Benchmark Replacement rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents) . Without limiting the foregoing, Benchmark Replacement Conforming Changes made in connection with the replacement of the CDOR Rate with a Benchmark Replacement may include the implementation of mechanics for borrowing loans that bear interest by reference to the Benchmark Replacement, to replace the creation or purchase of drafts or Bankers’ Acceptances . “ Benchmark Transition Event ” means , with respect to any then - current Benchmark other than the CDOR Rate, the occurrence of a public statement or publication of information by or on behalf of the administrator of the then - current Benchmark, the regulatory supervisor for the administrator of such Benchmark, the Bank of Canada , an insolvency official with jurisdiction over the administrator for such Benchmark, a resolution authority with jurisdiction over the administrator for such Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark , announcing or stating that (a) such administrator has ceased or will cease on a specified date to provide all Available Tenors of such Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark or (b) all Available Tenors of such Benchmark are or will no longer be

- 82 - representative of the underlying market and economic reality that such Benchmark is intended to measure and that representativeness will not be restored. “ CORRA ” means the Canadian Overnight Repo Rate Average administered and published by the Bank of Canada (or any successor administrator). “ Daily Compounded CORRA ” means, for any day, CORRA with interest accruing on a compounded daily basis, with the methodology and conventions for this rate (which will include compounding in arrears with a lookback) being established by the Administrative Agent in accordance with the methodology and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded CORRA for business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion; and provided that if the administrator has not provided or published CORRA and a Benchmark Transition Event with respect to CORRA has not occurred, then, in respect of any day for which CORRA is required, references to CORRA will be deemed to be references to the last provided or published CORRA . “ Relevant Governmental Body ” means the Bank of Canada, or a committee officially endorsed or convened by the Bank of Canada, or any successor thereto. “ Term CORRA ” means, for the applicable corresponding tenor, the forward - looking term rate based on CORRA that has been selected or recommended by the Relevant Governmental Body, and that is published by an authorized benchmark administrator and is displayed on a screen or other information service, as identified or selected by the Administrative Agent in its reasonable discretion at approximately a time and as of a date prior to the commencement of an Interest Period determined by the Administrative Agent in its reasonable discretion in a manner substantially consistent with market practice . “ Term CORRA Notice ” means the notification by the Administrative Agent to the Lenders and the Borrower of the occurrence of a Term CORRA Transition Event . “ Term CORRA Transition Date ” means, in the case of a Term CORRA Transition Event, the date that is set forth in the Term CORRA Notice provided to the Lenders and the Borrower, for the replacement of the then - current Benchmark with the Benchmark Replacement described in clause (a) of such definition, which date shall be at least thirty (30) Business Days from the date of the Term CORRA Notice . “ Term CORRA Transition Event ” means the determination by the Administrative Agent that (a) Term CORRA has been recommended for use by the Relevant Governmental Body, and is determinable for any Available Tenor, (b) the administration of Term CORRA is administratively feasible for the Administrative Agent and (c) a Benchmark Replacement, other than Term CORRA, has replaced the CDOR Rate in accordance with Section 2 . 12 (3)(a) . (4) Pricing Disconnect . If prior to the commencement of any Interest Period for a SOFR Borrowing or the commencement of any Contract Period for a B/A Borrowing the Administrative Agent is advised by a Lender that :

- 83 - (a) Adjusted Term SOFR for such Interest Period will not adequately and fairly reflect the cost to such Lender of making or maintaining its SOFR Loans included in such Borrowing for such Interest Period; or (b) the Discount Rate for such Contract Period will not adequately and fairly reflect the cost to such Lender of issuing or maintaining its B/As included in such Borrowing for such Contract Period, then the Administrative Agent shall give written notice thereof to the Borrower as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrower that the circumstances giving rise to such notice no longer exist, (A) any Borrowing Request that requests the conversion of any Borrowing to, or rollover of any Borrowing as, a SOFR Borrowing or B/A Borrowing, as applicable, shall with regard to such Lender be ineffective, and (B) if any Borrowing Request requests a SOFR Borrowing or B/A Borrowing, as applicable, such Lender shall make Borrowing as a Base Rate Borrowing or Canadian Prime Borrowing, as applicable ; provided that if the circumstances giving rise to such notice do not affect all the Lenders, then requests by the Borrower for SOFR Borrowings or B/A Borrowings, as applicable, may be made to Lenders that are not affected thereby . “Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment. 2.13 Increased Costs; Illegality. (1) Compensation for Increased Costs. If any Change in Law shall: (a) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender ; or (b) impose on any Lender , any or Issuing Bank or the London interbank market any other condition affecting this Agreement, including the imposition on any Lender of, or any change to, any Tax (other than (A) Indemnified Taxes to which Section 2 . 15 applies, (B) Taxes described in clauses (ii) and (iii) of the definition of Excluded Taxes, or (C) Connection Income Taxes) or other charge with respect to its Loans or any Letter of Credit or participation therein, or its obligation to make Loans or issue or participate in any Letter of Credit, and the result of any of the foregoing is to increase the cost to such Lender of making or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or otherwise), then the Borrower shall pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered . (2) Compensation for Reduced Rate of Return . If any Lender or Issuing Bank determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or liquidity or on the capital or liquidity of such Lender’s holding company or such Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or

- 84 - such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or the Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy or liquidity and such Lender’s desired return on capital), then from time to time the Borrower shall pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered . Notwithstanding anything herein to the contrary, (a) all requests, rules, guidelines, requirements and directives promulgated by the Bank for International Settlements, and Basel Committee on Banking Supervision (or any successor or similar authority) or by United States, Canadian or foreign regulatory authorities, in each case pursuant to Basel III, and (b) the Dodd - Frank Wall Street Reform and Consumer Protection Act (United States) and all requests, rules, guidelines, requirements and directives thereunder or issued in connection therewith or in implementation thereof, shall in each case be deemed to be a Change in Law for purposes of this Section 2 . 13 (2) regardless of the date enacted, adopted, issued or implemented . (3) Certificate . A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender as specified in Sections 2 . 13 (1) or (2), together with a brief description of the Change in Law, shall be delivered to the Borrower by such Lender, and shall be conclusive absent manifest error . In preparing any such certificate, a Lender shall be entitled to use averages and to make reasonable estimates, and shall not be required to “match contracts” or to isolate particular transactions . The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof . (4) Notification for Compensation . Each Lender shall use its reasonable commercial efforts to notify the Borrower if it reasonably believes that it may require compensation from the Borrower under Section 2 . 13 ; provided that failure or delay on the part of any Lender to demand compensation pursuant to Section 2 . 13 shall not constitute a waiver of such Lender’s right to demand such compensation ; and provided further that the Borrower shall not be obligated to pay any such amount which arose more than 90 days prior to the date of such demand or is attributable to periods more than 90 days prior to the date of such demand except where the Change in Law in question had retroactive effect extending prior to such times . No Lender shall demand compensation pursuant to Section 2 . 13 unless such Lender is generally making corresponding demands on similar types of borrowers for similar amounts pursuant to similar provisions in other loan documents to which such Lender is a party . (5) Illegality . If any Lender determines that it is unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Loan (or to maintain its obligation to make any Loan), or to participate in, issue or maintain any Letter of Credit (or to maintain its obligation to participate in or to issue any Letter of Credit), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist . For the avoidance of doubt, such suspension shall occur notwithstanding that the activity in question was unlawful on the Second Restatement Date . Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay (or, if conversion would avoid the activity that is unlawful, convert) any Loans, or take any necessary steps with respect to any Letter of Credit in order to avoid the activity that is unlawful . Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted . Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender .

- 85 - 2 . 14 Break Funding Payments . In the event of (a) the failure by the Borrower to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered by the Borrower pursuant hereto, (b) the payment or conversion of any CORRA Loan or SOFR Loan other than on the last day of an Interest Period (including as a result of an Event of Default), or (c) the assignment of any Loan (including the assignment of any CORRA Loan or SOFR Loan) other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2 . 18 , then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event . In the case of a SOFR Loan, such , including any loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at SOFR, plus the Applicable Margin that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period and the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in the applicable currency of a comparable amount and period from other banks in the London interbank market arising from the liquidation or redeployment of funds or from any fees payable . A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2 . 14 shall be delivered to the Borrower by such Lender and shall be conclusive absent manifest error . The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof . 2.15 Taxes. (1) FATCA. Defined Terms . For purposes of this Section 2.15, the term “applicable Law” includes (2) Gross - up for Indemnified Taxes . Any and all payments by or on account of any obligation of any Credit Party under any Loan Document shall be made free and clear of and without deduction or withholding for any Taxes except as required by applicable Laws ; provided that if any Credit Party shall be required to deduct or withhold any Taxes from such payments, then (a) in the case of Indemnified Taxes, the sum payable shall be increased as necessary so that, after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 2 . 15 ), the Administrative Agent, Lender or Issuing Bank (as the case may be) receives an amount equal to the sum it would have received had no such deduction or withholding been made, (b) the applicable Credit Party shall make such required deduction or withholding, and (c) the applicable Credit Party shall pay to the relevant Governmental Authority the full amount deducted or withheld in accordance with, and within the time limits prescribed by, applicable Law . (3) Stamp and Other Taxes . Without limiting the provisions of Section 2 . 15 (2), the Borrower shall pay any and all present or future stamp or documentary Taxes or any other excise or property Taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement to the relevant Governmental Authority in accordance with applicable Law . (4) Indemnity for Taxes . The Borrower and other Credit Parties shall indemnify the Administrative Agent, each Lender and each Issuing Bank, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes paid by the Administrative Agent, such Lender or such Issuing Bank, as the case may be, on or with respect to any payment by or on account of any obligation of

- 86 - the Borrower and other Credit Parties hereunder or under any Loan Document (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under Section 2 . 15 ) and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority . A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or the Issuing Bank, or by the Administrative Agent on its own behalf or on behalf of a Lender or an Issuing Bank, shall be conclusive absent manifest error . (5) Evidence of Tax Payments . As soon as practicable after any payment of Indemnified Taxes described in Sections 2 . 15 (2) or (4) by a Credit Party to a Governmental Authority, the applicable Credit Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent . (6) Status of Recipients. Each Recipient, shall, at such times as are reasonably requested by the Borrower or Administrative Agent, provide the Borrower and the Administrative Agent with any properly completed and executed documentation prescribed by applicable Law, or reasonably requested by the Borrower or the Administrative Agent, certifying as to any entitlement of such Recipient to an exemption from, or reduction in, any withholding Tax with respect to any payments to be made to such Recipient under the Loan Documents (including any documentation necessary to establish an exemption from, or reduction of, any Taxes that may be imposed under FATCA). Each Recipient shall, whenever a lapse in time or change in circumstances renders such documentation expired, obsolete or inaccurate in any respect, deliver promptly to the Borrower and the Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the applicable withholding agent) or promptly notify the Borrower and the Administrative Agent of its inability to do so. In addition, each recipient, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Recipient is subject to withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding three sentences, the completion, execution and submission of such documentation (other than any documentation required or requested pursuant to Section 2.15(7)) shall not be required if in the Recipient’s reasonable judgment such completion, execution or submission would subject such Recipient to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Recipient or would not be permitted by applicable Law. (7) FATCA Documentation . If a payment made to any Recipient under any Loan Document would be subject to withholding Tax imposed by FATCA if such Recipient were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471 (b) or 1472 (b) of the Code, as applicable), such Recipient shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by applicable Law, and at such time or times reasonably requested by the Borrower or the Administrative Agent, such documentation prescribed by applicable Law (including as prescribed by Section 1471 (b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Recipient has complied with its obligations under FATCA or to determine the amount to deduct and withhold from such payment . Each Recipient agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so .

- 87 - (8) Each party’s obligations under this Section 2 . 15 shall survive any assignment of rights by or the replacement of a Lender, the termination of the Commitments, and the repayment, satisfaction or discharge of the obligations under any Loan Document . 2.16 Payments Generally; Pro Rata Treatment; Sharing of Set - offs. (1) Payments . The Borrower shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, amounts payable under any indemnity contained herein, or otherwise hereunder) prior to 12 : 00 noon, on the date when due, in immediately available funds, without set - off or counterclaim . Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon . All such payments shall be made to the Administrative Agent at the Payment Office, except that payments pursuant to Sections 2 . 10 (2)(b), 2 . 13 , 2 . 14 , 2 . 15 and 9 . 3 shall be made directly to the Persons entitled thereto . The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof . If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension ; provided that , in the case of any payment with respect to a SOFR Loan or CORRA Loan, the date for payment shall be advanced to the next preceding Business Day if the next succeeding Business Day is in a subsequent calendar month . All payments under Section 2 . 16 in respect of SOFR Loans and Base Rate Loans and in respect of U . S . Dollar denominated Letters of Credit shall be made in U . S . Dollars . All other payments under Section 2 . 16 shall be made in Canadian Dollars . The Borrower hereby authorizes the Administrative Agent to debit the primary operating bank account of the Borrower in the applicable currency which is maintained with the Administrative Agent to effect any payment due to the Lenders or the Administrative Agent pursuant to this Agreement . Any resulting overdraft in such account shall be payable by the Borrower to the Administrative Agent in same day funds . (2) Allocation of Insufficient Funds . If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (a) first, towards payment of interest and fees then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (b) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, rateably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties . (3) Allocation of Funds in Event of Default . If an Event of Default shall have occurred and be continuing, and the maturity of the Loans shall have been accelerated pursuant to Section 7 . 1 , all payments or proceeds received by the Administrative Agent hereunder or under any other Loan Document in respect of any of the Secured Liabilities (including, but not limited to, Secured Cash Management Obligations and Secured Hedge Obligations that are owing to any Secured Cash Management Provider or Secured Hedge Counterparty, as applicable), including, but not limited to all proceeds received by the Administrative Agent in respect of any sale of, any collection from, or other realization upon, any assets, property or undertaking of a Credit Party, shall be applied as follows : (a) first, to the payment of all reasonable and documented costs and expenses of such sale, collection or other realization, including reasonable and documented compensation to the Administrative Agent and its agents and outside counsel, and all other reasonable and documented expenses, liabilities and advances made or incurred by the Administrative Agent in connection therewith, and all amounts for which the Administrative Agent is

- 88 - entitled to indemnification hereunder or under any other Loan Document (in its capacity as Administrative Agent and not as a Lender), and to the payment of all reasonable and documented costs and expenses paid or incurred by the Administrative Agent in connection with the exercise of any right or remedy hereunder or under any other Loan Document, all in accordance with the terms hereof or thereof ; (b) second, to the extent of any excess of such payments or proceeds, to the rateable payment of any accrued interest, fee or commission due but unpaid under this Agreement ; (c) third, to the extent of any excess of such payments or proceeds, to the rateable payment of the Loans, Cover for Letters of Credit, Secured Hedge Obligations and Secured Cash Management Obligations ; (d) fourth, to the extent of any excess of such payments or proceeds, to the payment of any other amount due but unpaid under the Loan Documents; and (e) fifth, to the extent of any excess of such payments or proceeds, to the payment to or upon the order of the Borrower or to whosoever may be lawfully entitled to receive the same or as a court of competent jurisdiction may direct . Notwithstanding the foregoing, in no event shall payments or proceeds received by the Administrative Agent from a Guarantor or in respect of its assets, property or undertaking be applied against Excluded Swap Obligations of such Guarantor . (4) Sharing of Set - Offs . If any Secured Party shall obtain payment in respect of any of its Secured Liabilities (including by way of set - off or counterclaim) resulting in such Secured Party receiving payment of a greater proportion of the aggregate amount of its Secured Liabilities than the proportion received by any other Secured Party on its Secured Liabilities, then the Secured Party receiving such greater proportion shall purchase (for cash at face value) participations in the Secured Liabilities owed to other Secured Parties (as applicable) to the extent necessary so that the benefit of all such payments shall be shared by the Secured Parties rateably in accordance with the aggregate amount of their respective Secured Liabilities ; provided that (a) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (b) this Section 2 . 16 (4) shall not apply to : (i) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement; (ii) any payment obtained by a Lender as consideration for the assignment of, or sale of a participation in, any of its Loans (including participations in LC Disbursements and Swingline Loans) ; (iii) any payment made by the Borrower under or in connection with any Secured Cash Management Services when no Event of Default has occurred and is continuing ; (iv) netting as between bank accounts maintained by a Lender and/or its Lender Affiliates; and

- 89 - (v) netting under or as between Secured Hedge Arrangements; and (vi) any Permitted Hedge Payment. The Borrower hereby consents to the foregoing and agrees, to the extent it may effectively do so under applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of set - off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation . (5) Assumption of Payment ; Reimbursement of Agent . Unless the Administrative Agent shall have received written notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Banks hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the Issuing Banks, as the case may be, the amount due . In such event, if the Borrower has not in fact made such payment, then each of the Lenders or each of the Issuing Banks, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the applicable rate for Canadian Prime Loans (if such amount is denominated in Canadian Dollars) or the applicable rate for Base Rate Loans (if such amount is denominated in U . S . Dollars) . (6) Failure of Lender to Make Payment . If any Lender shall fail to make any payment required to be made by it pursuant to Section 2 . 16 (5), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Section 2 . 16 (5) until all such unsatisfied obligations are fully paid . (7) No Deemed Obligation for Source of Funds . Nothing in this Agreement shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner . 2.17 Currency Indemnity. If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document or otherwise in respect of any Secured Liability, it becomes necessary to convert into a particular currency (the “ Judgment Currency ”) any amount due under this Agreement or under any other Loan Document or otherwise in respect of any Secured Liability in any currency other than the Judgment Currency (the “ Currency Due ”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given . For this purpose “rate of exchange” means the rate at which the Administrative Agent is able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice at its head office in Toronto, Ontario . In the event that there is a change in the rate of exchange prevailing between the Business Day immediately preceding the day on which the judgment is given and the date of receipt by the Administrative Agent of the amount due, the Borrower shall, on the date of receipt by the Administrative Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Administrative Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Administrative Agent is the amount then due under this Agreement, such other Loan Document or otherwise in respect of any Secured Liability in the Currency

- 90 - Due . If the amount of the Currency Due which the Administrative Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrower shall indemnify and save the Administrative Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency . This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement, the other Loan Documents or otherwise in respect of any Secured Liability, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement, any other Loan Document or otherwise in respect of any Secured Liability or under any judgment or order . 2.18 Mitigation Obligations; Replacement of Lenders. (1) Mitigation . If any Lender requests compensation under Section 2 . 13 , or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2 . 15 , then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Lender Affiliates, if, in the judgment of such Lender, such designation or assignment (a) would eliminate or reduce amounts payable pursuant to Section 2 . 13 or 2 . 15 , as the case may be, in the future, and (b) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender . The Borrower shall pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment . (2) Replacement of Lender . If any Lender requests compensation under Section 2 . 13 , or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2 . 15 , or if any Lender is a Defaulting Lender, or if any Lender is a Non - Consenting Lender, then the Borrower may, at its sole expense (including the processing and recording fee contemplated by Section 9 . 4 (2), as applicable) and effort, upon notice to such Lender and the Administrative Agent require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9 . 4 ), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment) ; provided that (i) if such assignee is not otherwise a Lender, the Borrower shall have received the prior written consent of the Administrative Agent (and, if a Revolving Credit Commitment is being assigned, the Issuing Banks), which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2 . 13 or payments required to be made pursuant to Section 2 . 15 , such assignment will result in a reduction in such compensation or payments . A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply . 2.19 Letters of Credit. (1) General . Subject to the terms and conditions set out herein, the Borrower may request the issuance of Letters of Credit as an availment of the Revolving Credit Commitment, in a form reasonably acceptable to the Administrative Agent and the applicable Issuing Bank, at any time and from time to time up to the Revolving Credit Maturity Date . In the event of any inconsistency between the

- 91 - terms and conditions of this Agreement and the terms and conditions of any Letter of Credit Application relating to any Letter of Credit, the terms and conditions of this Agreement shall govern . The amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time ; provided that , with respect to any Letter of Credit that, by its terms or the terms of any Letter of Credit Application with respect thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time . (2) Notice of Issuance, Amendment, Renewal, Extension, Certain Conditions . To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), the Borrower shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank) to the applicable Issuing Bank and the Administrative Agent (at least three Business Days in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension, the date on which such Letter of Credit is to expire (which shall comply with Section 2 . 19 (2)) the amount and currency of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend, renew or extend such Letter of Credit . If requested by an Issuing Bank, the Borrower also shall submit such Issuing Bank’s standard form of Letter of Credit Application in connection with any request for a Letter of Credit . A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit, the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (a) the aggregate LC Exposure shall not exceed Cdn . $ [ Redacted – Amount ] , (b) such Issuing Bank’s Revolving Credit Exposure shall not exceed such Issuing Bank’s Revolving Credit Commitment, (c) such Issuing Bank’s LC Exposure shall not exceed such Issuing Bank’s Revolving Credit Commitment , and ( b d ) the aggregate Revolving Credit Exposure shall not exceed the total Revolving Credit Commitments . If the Borrower so requests in any applicable Letter of Credit Application, the Issuing Bank may, in its sole discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an “ Auto - Extension Letter of Credit ”) ; provided that any such Auto - Extension Letter of Credit must permit the Issuing Bank to prevent any such extension at least once in each twelve - month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day in each such twelve - month period to be agreed upon at the time such Letter of Credit is issued . Unless otherwise directed by the Issuing Bank, the Borrower shall not be required to make a specific request to the Issuing Bank for any such extension . Once an Auto - Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the Issuing Bank to permit the extension of such Letter of Credit at any time in accordance with its terms ; provided that the Issuing Bank shall not permit any such extension if the Issuing Bank has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof . (3) Expiration Date . Each Letter of Credit shall expire at or prior to the close of business the date that is ten years after the date of the issuance of such Letter of Credit ; provided that, (i) no Issuing Bank shall be required to issue a Letter of Credit having a tenor of more than one year, and (ii) no later than 3 month’s prior to the Revolving Credit Maturity Date, Cover must be provided for any Letter of Credit that expires after the Revolving Credit Maturity Date . If on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3 . 14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn . For the avoidance of doubt, if the Revolving Credit Maturity Date shall be extended pursuant to Section 2 . 6 (3), “Revolving Credit Maturity Date” as referenced in this

- 92 - clause (3) shall refer to the Revolving Credit Maturity Date as extended pursuant to Section 2 . 6 (3) ; provided that, notwithstanding anything in this Agreement (including Section 2 . 6 (3) hereof) or any other Loan Document to the contrary, the Revolving Credit Maturity Date, as such term is used in reference to the Issuing Bank or any Letter of Credit issued thereby, may not be extended without the prior written consent of the Issuing Bank . (4) Participations . By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Lenders, such Issuing Bank hereby grants to each Revolving Credit Lender, and each Revolving Credit Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Revolving Credit Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit . In consideration and in furtherance of the foregoing, each Revolving Credit Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, such Revolving Credit Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the Borrower on the date due as provided in Section 2 . 19 (5), or of any reimbursement payment required to be refunded to the Borrower for any reason . Each Revolving Credit Lender acknowledges and agrees that its obligation to acquire participations pursuant to this Section 2 . 19 (4) in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever ; provided that no Revolving Credit Lender shall be required to acquire any participation or make any payment under this Section 2 . 19 (4) where Cover has been delivered pursuant to Section 2 . 19 (3) . (5) Reimbursement . If an Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent an amount equal to such LC Disbursement not later than 12 : 00 noon on the next Business Day following the Business Day that the Borrower receives notice of such LC Disbursement ; provided that the Borrower may, subject to the conditions to borrowing set out herein, request in accordance with Section 2 . 3 that such payment be financed with a Canadian Prime Borrowing, a Base Rate Borrowing or a Swingline Borrowing in an equivalent amount and, to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting Canadian Prime Borrowing, Base Rate Borrowing or Swingline Borrowing . If the Borrower fails to make such payment when due, the Administrative Agent shall notify each Revolving Credit Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof and such Revolving Credit Lender’s Applicable Percentage thereof . Promptly following receipt of such notice, each Revolving Credit Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Revolving Credit Lenders . Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this Section 2 . 19 (5), the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Credit Lenders have made payments pursuant to this Section 2 . 19 (5) to reimburse such Issuing Bank, then to such Revolving Credit Lenders and such Issuing Bank as their interests may appear . Any payment made by a Revolving Credit Lender pursuant to this Section 2 . 19 (5) to reimburse an Issuing Bank for any LC Disbursement (other than the funding of Canadian Prime Borrowings, Base Rate Borrowings, or Swingline Borrowings as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement . (6) Obligations Absolute . The Borrower’s obligation to reimburse LC Disbursements as provided in Section 2 . 19 (5) shall be absolute, unconditional and irrevocable, and shall be performed

- 93 - strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (a) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein or herein, (b) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (c) payment by an Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (d) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of Section 2 . 19 , constitute a legal or equitable discharge of, or provide a right of set - off against, the Borrower’s obligations hereunder . Neither the Administrative Agent, the Revolving Credit Lenders nor an Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of an Issuing Bank ; provided that the foregoing shall not be construed to excuse the applicable Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to indirect, special, punitive or consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable Law) suffered by the Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof . The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of an Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination . In furtherance of the foregoing and without limiting the generality thereof, the Borrower and the Lenders agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit . Notwithstanding the foregoing or anything else herein, no Issuing Bank shall be responsible to the Borrower for, and no Issuing Bank’s rights and remedies against the Borrower shall not be impaired by, any action or inaction of such Issuing Bank with respect to a Letter of Credit that is consistent with the ISP or UCP and the practices set out therein, or in the decisions, opinions, practice statements, or official commentary of the ICC Banking Commission, the Bankers Association for Finance and Trade - International Financial Services Association (BAFT - IFSA), or the Institute of International Banking Law & Practice, whether or not the ISP or UCP applies to such Letter of Credit . (7) Disbursement Procedures . An Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit . An Issuing Bank shall promptly notify the Administrative Agent and the Borrower by telephone (confirmed in writing) of such demand for payment and whether such Issuing Bank has made or will/will not make an LC Disbursement thereunder ; provided that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such Issuing Bank and the Revolving Credit Lenders with respect to any such LC Disbursement . (8) Interim Interest . If an Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the Borrower reimburses such LC Disbursement, at the rate then applicable to Canadian Prime Loans (if in Canadian Dollars) or Base Rate Loans (if in U . S .

- 94 - Dollars) . Interest accrued pursuant to this Section 2 . 19 (8) shall be for the account of such Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Credit Lender pursuant to Section 2 . 19 (5) to reimburse such Issuing Bank shall be for the account of such Revolving Credit Lender to the extent of such payment . (9) Replacement of an Issuing Bank . An Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank . The Administrative Agent shall notify the Revolving Credit Lenders of any such replacement of an Issuing Bank . At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank . From and after the effective date of any such replacement, (a) the successor Issuing Bank shall have all the rights and obligations of the replaced Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter, and (b) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require . After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit . (10) Cash Collateralization . If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, Lenders with LC Exposure representing greater than 50 % of the total LC Exposure) demanding the deposit of Cover, the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Credit Lenders, an amount in cash equal to the LC Exposure as of such date plus any accrued and unpaid interest thereon ; provided that the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in Section 7 . 1 ( g h ), 7 . 1 ( h i ), or 7 . 1 ( i j ) . Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrower under this Agreement . The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account . Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest . Interest or profits, if any, on such investments shall accumulate in such account . Moneys in such account shall be applied by the Administrative Agent to reimburse the Issuing Banks for LC Disbursements for which they have not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with LC Exposure representing greater than 50 % of the total LC Exposure), be applied to satisfy other obligations of the Borrower under this Agreement . If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three Business Days after all Events of Default have been cured or waived or the total LC Exposure is reduced to nil . (11) Existing Letters of Credit . The Existing Letters of Credit shall be deemed to have been issued hereunder, such that they constitute Letters of Credit in all respects and, from and after the First Restatement Date, be subject to the fees set in Section 2 . 10 (2) . Any fees earned with respect to the Existing Letters of Credit for any period prior to the Original Closing Date shall be for the exclusive account of the applicable Issuing Bank . Any fees received by an Issuing Bank prior to the Original Closing Date with respect to the Existing Letters of Credit for any period from and after the Original

- 95 - Closing Date shall be applied against the fees set out in Section 2 . 10 (2) and shared among the Revolving Credit Lenders in accordance therewith . Each Existing Letter of Credit shall be determined with reference to the FX Rate as set out in Schedule 1 . 1 while such Existing Letter of Credit is outstanding . 2.20 Swingline Loans. (1) General . Subject to the terms and conditions set out herein and as part of its Revolving Credit Commitment, the Swingline Lender commits to make Loans (each such Loan made under this Section 2 . 20 , a “ Swingline Loan ”) to the Borrower from time to time during the period commencing on the Second Restatement Date and ending on the Revolving Credit Maturity Date (such commitment being the “ Swingline Commitment ”), in an aggregate principal amount at any time outstanding up to Cdn . $ [ Redacted – Amount ] ; provided that the Swingline Lender shall not be required to extend further credit hereunder if such extension would result in (a) the Swingline Exposure at such time exceeding the amount of the Swingline Commitment, (b) the aggregate of the Revolving Credit Exposures exceeding the total Revolving Credit Commitments, or (c) a Swingline Loan refinancing an outstanding Swingline Loan . Within the foregoing limits and subject to the terms and conditions set out herein, the Borrower may borrow, prepay and reborrow Swingline Loans . (2) Interest ; Overdrafts . Subject to the terms and conditions set out herein, the Borrower shall be entitled to obtain Swingline Loans by way of overdraft, and at any given time the Canadian $ Amount of the outstanding principal amount of all Swingline Loans shall be equal to the aggregate amount by which the Swingline Accounts are overdrawn . Swingline Loans shall bear interest at a rate per annum equal to the rate applicable to a Canadian Prime Borrowing (if in Canadian Dollars) or at a rate per annum equal to the rate applicable to a Base Rate Loan (if in U . S . Dollars) . Interest shall be payable on such dates, not more frequent than monthly, as may be specified by the Swingline Lender and in any event on the Revolving Credit Maturity Date . The Swingline Lender shall be responsible for invoicing the Borrower for such interest . The interest payable on Swingline Loans is solely for the account of the Swingline Lender . (3) Reallocation . At any time that an Event of Default has occurred and is continuing, the Swingline Exposure shall be adjusted as necessary so as to cause the Revolving Credit Exposure of each Revolving Credit Lender to equal its Applicable Percentage of the aggregate Revolving Credit Exposure of all Revolving Credit Lenders . Such adjustment shall be effected by either : (a) the Swingline Lender making Swingline Loans in the requisite amount(s) and advancing the proceeds thereof to other Revolving Credit Lenders in repayment of their Revolving Loans ; or (b) the Revolving Credit Lenders other than the Swingline Lender making Revolving Loans in the requisite amounts(s) and advancing the proceeds thereof to the Swingline Lender in repayment of Swingline Loans, and the Borrower irrevocably authorizes and directs such Borrowings to be automatically made and the proceeds thereof so applied . For the avoidance of doubt, any adjustment pursuant to this Section 2 . 20 (3) shall not serve to increase the aggregate amount of Loans owing by the Borrower .

- 96 - 2.21 Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender is a Defaulting Lender, then the following provisions shall apply to such Lender for so long as it remains a Defaulting Lender : (a) fees shall cease to accrue pursuant to Section 2.10(1) on the unfunded portion of the Revolving Credit Commitment of such Defaulting Lender; (b) the Revolving Credit Commitments and Term Credit Commitments of such Defaulting Lender shall not be included in determining whether all Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 9 . 2 ) ; provided that any waiver or amendment which : (i) increases the Commitment of such Defaulting Lender or the term of Loans made by it thereunder, or (ii) affects such Defaulting Lender adversely relative to the other Lenders; shall require the consent of such Defaulting Lender; (c) any amount owing by a Defaulting Lender to the Administrative Agent or another Lender that is not paid when due shall bear interest at the interest rate applicable to Canadian Prime Loans or Base Rate Loans under the Revolving Credit, as applicable ; (d) any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender other than in respect of the assignment of such Defaulting Lender’s Loans and Commitments) shall, in lieu of being distributed to such Defaulting Lender, be retained by the Administrative Agent in a segregated account and, subject to any applicable requirements of law, be applied at such time or times as may be determined by the Administrative Agent (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, pro rata, to the payment of any amounts owing by such Defaulting Lender to the Issuing Banks or Swingline Lender hereunder, (iii) third, to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, (iv) fourth, held in such account as cash collateral for future funding obligations of the Defaulting Lender under this Agreement (the amount of such cash collateral not to exceed the Revolving Credit Commitment of such Defaulting Lender minus the outstanding principal amount of such Defaulting Lender’s Revolving Loans), (v) fifth, to the payment of any other amounts owing to the Lenders or the Issuing Banks or the Swingline Lender hereunder, (vi) sixth, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and (vii) seventh, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction ; provided that if such payment is a prepayment of the principal amount of any Loans or reimbursement obligations in respect of Letters of Credit with respect to which a Defaulting Lender has funded its participation obligations, such payment shall be applied solely to prepay the Loans of, and reimbursement obligations owed to, all Lenders other than Defaulting

- 97 - Lenders pro rata prior to being applied to the prepayment of any Loans, or reimbursement obligations owed to, any Defaulting Lender; (e) if a Defaulting Lender is an Insolvent Defaulting Lender, any amount payable to such Defaulting Lender hereunder may, in lieu of being distributed pursuant to Section 2 . 21 (d), be retained by the Administrative Agent to collateralize indemnification and reimbursement obligations of such Defaulting Lender hereunder in an amount determined by the Administrative Agent, acting reasonably ; (f) If any Letters of Credit are outstanding at the time a Lender becomes a Defaulting Lender, then: (i) all or any part of the pro rata share of such Defaulting Lender in respect of the outstanding Letters of Credit shall be reallocated among the Revolving Credit Lenders which are not Defaulting Lenders (in this Section 2 . 21 , “ Non - Defaulting Lenders ”) in accordance with their respective Revolving Credit Commitments, provided that any such reallocation shall not cause any Non - Defaulting Lender to exceed its Revolving Credit Commitment ; (ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within five (5) Business Days following notice by the Administrative Agent cash collateralize for the benefit of the Issuing Banks the Borrower’s obligations corresponding to such Defaulting Lender’s pro rata share of the outstanding Letters of Credit (after giving effect to any partial reallocation pursuant to clause (i) above), for so long as such Letters of Credit are outstanding ; (iii) upon any reallocation pursuant to clause (i) above, the fees payable to the Lenders pursuant to Section 2 . 10 (2) shall be adjusted in accordance with such Non - Defaulting Lenders’ Revolving Credit Commitment ; and (iv) if all or any portion of such Defaulting Lender’s pro rata share of the outstanding Letters of Credit is cash collateralized pursuant to clause (ii) above, then, without prejudice to any rights or remedies of the Issuing Banks or any other Lender hereunder, all fees payable under Section 2 . 10 (2) with respect to such Defaulting Lender’s pro rata share of the outstanding Letters of Credit shall be payable to the applicable Issuing Bank . (g) So long as any Lender is a Defaulting Lender, the Issuing Banks shall not be required to issue, amend or increase any Letter of Credit, unless they are satisfied that the related exposure and the Defaulting Lender’s then outstanding pro rata share of the outstanding Letters of Credit will be 100 % covered by the Revolving Credit Commitments of the Non - Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 2 . 21 (f)(ii), and participating interests in any newly issued or increased Letter of Credit shall be allocated among Non - Defaulting Lenders in a manner consistent with Section 2 . 21 (f) (and such Defaulting Lender shall not participate therein) ; and (h) If the Administrative Agent, the Borrower and the Issuing Banks each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the LC Exposure of the Revolving Credit Lenders shall be

- 98 - readjusted to reflect the inclusion of such Revolving Credit Lender’s Commitment and on such date such Revolving Credit Lender shall purchase at par such of the Loans of the other Revolving Credit Lenders (other than the Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Revolving Credit Lender to hold such Revolving Loans in accordance with its Revolving Credit Commitment . Except as otherwise expressly provided in this Section 2 . 21 , no Revolving Credit Commitment of any other Lender shall be increased or otherwise affected, and performance by a Borrower of its obligations hereunder and the other Loan Documents shall not be excused or otherwise modified as a result of any Lender becoming a Defaulting Lender . The rights and remedies against a Defaulting Lender under this Section 2 . 21 are in addition to other rights and remedies which a Borrower may have against such Defaulting Lender as a result of it becoming a Defaulting Lender and which the Administrative Agent or any other Lender may have against such Defaulting Lender with respect thereto . 2.22 Sustainability Adjustment (1) The Applicable Margin will be increased or decreased (if applicable) by the Applicable Sustainability Margin Adjustment as in effect from time to time . For the purposes of the foregoing, commencing with the Sustainability Certificate to be delivered for the Fiscal Year ending December 31 , 2021 : (a) the Applicable Sustainability Margin Adjustment shall be effective on the earlier of the third Business Day following receipt by the Administrative Agent of a Sustainability Certificate delivered in accordance with Section 5 . 1 (1)(k) or, if the Borrower does not deliver a Sustainability Certificate as contemplated by Section 5 . 1 (1)(k), the third Business Day following the last day on which the Sustainability Certificate was required to be delivered (such day, the “ Sustainability Pricing Adjustment Date ”) ; (b) the Applicable Sustainability Margin Adjustment shall be based upon the SPT Metrics set forth in the Sustainability Certificate and the Applicable Sustainability Margin Adjustment calculations therein ; (c) each change in the Applicable Margin resulting from a Sustainability Certificate shall be effective during the period commencing on, and including, the applicable Sustainability Pricing Adjustment Date and ending on the date immediately preceding the next such Sustainability Pricing Adjustment Date ; and (d) if an Event of Default has occurred that is continuing, Section (1) shall not apply to effect a reduction of the Applicable Margin. (2) If, for any reason (subject to the proviso below) the Borrower fails to deliver a Sustainability Certificate in accordance with Section 5 . 1 (1)(k) for any Fiscal Year, the Applicable Sustainability Margin Adjustment for such Fiscal Year shall be calculated based on Level II for the Absolute GHG Emissions SPT Metric and Level V for the Bloomberg Gender - Equity Index SPT Metric until the delivery of such Sustainability Certificate ; provided that, if the Borrower determines in good faith that it is not possible to calculate an SPT Metric for any Fiscal Year for whatever reason (the “ Specified SPT Metric ”), the Co - Sustainability Structuring Agents and the Borrower will negotiate in good faith to agree on the selection of an alternative measure that is customarily applied by Persons carrying out similar businesses to the business of the Borrower (as at the Second Restatement Date) or being subject to similar incentives in lieu of the Specified SPT Metric (the “ Alternative SPT Metric ”)

- 99 - and, if after 20 Business Days from the day on which the Borrower was originally due to deliver a Sustainability Certificate in accordance with Section 5.1(1)(k): (a) the Borrower and the Co - Sustainability Structuring Agents (with the consent of the Required Lenders) agree on the selection of an Alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on such Alternative SPT Metric and the other SPT Metrics, excluding the Specified SPT Metric ; or (b) the Borrower and the Co - Sustainability Structuring Agents do not agree on the selection of an Alternative SPT Metric or the Required Lenders do not consent to the Alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on the SPT Metrics, excluding the Specified SPT Metric, and the Borrower shall deliver a Sustainability Certificate containing the Applicable Sustainability Margin Adjustment calculated on the basis of either (a) or (b) above. (3) If the Borrower or any of its Subsidiaries completes a Material Acquisition or a Material Disposition, then the Borrower shall provide prompt written notice thereof to the Co - Sustainability Structuring Agents . Thereafter, within the twelve (12) month period following the closing of such Material Acquisition or a Material Disposition, as the case may be (the “ SPT Metric Adjustment Period ”), the Borrower or the Co - Sustainability Structuring Agents may notify the other party that it wishes to negotiate an alternative Absolute GHG Emissions SPT Metric or an alternative Bloomberg Gender - Equity Index SPT Metric . If the Borrower or the Co - Sustainability Structuring Agents so notifies the other party, then, during the SPT Metric Adjustment Period, the Borrower and the Co - Sustainability Structuring Agents shall negotiate in good faith to agree on the selection of an alternative Absolute GHG Emissions SPT Metric or an alternative Bloomberg Gender - Equity Index SPT Metric (as applicable) which shall reflect such Material Acquisition or a Material Disposition, as the case may be, and the resulting new business circumstances of the Borrower and its Subsidiaries . If within the SPT Metric Adjustment Period : (a) the Borrower and the Co - Sustainability Structuring Agents (with the consent of the Required Lenders) agree on the selection of each such alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on such alternative SPT Metric(s) and the unaffected SPT Metric(s) ; or (b) the Borrower and the Co - Sustainability Structuring Agents do not agree on the selection of any such alternative SPT Metric or the Required Lenders do not consent to the alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on the SPT Metrics (including any alternative SPT Metric agreed in paragraph (a) above), excluding the SPT Metric upon which no agreement for an alternative SPT Metric was reached . (4) If (i) the Borrower or the Administrative Agent become aware of any material inaccuracy in the Applicable Sustainability Margin Adjustment or the SPT Metrics as reported on any Sustainability Certificate, or (ii) the Borrower and the Administrative Agent agree that the Applicable Sustainability Margin Adjustment or SPT Metrics as calculated by the Borrower at the time of delivery of any Sustainability Certificate was inaccurate and, in each case, (x) a proper calculation of the Applicable Sustainability Margin Adjustment or the SPT Metrics would have resulted in an increase in the Applicable Margin for the applicable period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent, for the account of the Lenders, promptly on demand by the

- 100 - Administrative Agent, an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period, or (y) a proper calculation of the Applicable Sustainability Margin Adjustment or the SPT Metrics would have resulted in a decrease in the Applicable Margin for such period, then, the Borrower shall receive a credit against subsequent interest payable on the Loans or fees payable pursuant to Section 2 . 5 , in an amount equal to the excess amount of interest and fees actually paid for such period over the amount of interest and fees that should have been paid for such period and, commencing on the 10 th Business Day following receipt by the Administrative Agent of the applicable corrections to the calculation of the Applicable Sustainability Margin Adjustment or SPT Metrics, as the case may be, the Applicable Margin shall be adjusted to reflect the corrected calculations of the Applicable Sustainability Margin Adjustment or SPT Metrics, as applicable . (5) In connection with any Extension Request delivered pursuant to Section 2 . 6 (3) hereof, the Borrower shall provide notice to the Co - Sustainability Structuring Agents of the proposed “Target” and “Adjustment to the Applicable Margin” for purposes of the Applicable Sustainability Margin Adjustment (the “ Additional Margin Adjustment ”) to be in effect for each of the SPT Metrics for any additional Fiscal Year not otherwise provided for in the definition of Applicable Sustainability Margin Adjustment . The Borrower and the Co - Sustainability Structuring Agents shall negotiate in good faith to agree on the selection of such Additional Margin Adjustment . If within 30 days following such notification : (a) the Borrower and the Co - Sustainability Structuring Agents (with the consent of the Required Lenders) agree on the selection of the Additional Margin Adjustment, then the Applicable Sustainability Margin Adjustment shall be calculated accordingly and the definition of Applicable Sustainability Margin Adjustment shall be deemed amended without any further action by any Person ; or (b) the Borrower and the Co - Sustainability Structuring Agents do not agree on the selection of the Additional Margin Adjustment or the Required Lenders do not consent to the Additional Margin Adjustment, then no change shall be made to the definition of Applicable Sustainability Margin Adjustment and Sections 2 . 22 and 5 . 1 (1)(k) hereof shall not apply to the Borrower in respect of any Fiscal Year that is not included in the definition of Applicable Sustainability Margin Adjustment . (6) If, at any time, the Science Based Targets initiative validation process results in a change to the annual Absolute GHG Emissions targets which differ from those set out in this Agreement, then, within 30 days following such change, the Borrower shall provide notice to the Co - Sustainability Structuring Agents of such change . The Borrower and the Co - Sustainability Structuring Agents shall then negotiate in good faith to amend this Agreement to reflect such change . ARTICLE 3 REPRESENTATIONS AND WARRANTIES 3.1 Representations and Warranties of the Borrower. In order to induce the Administrative Agent and the Lenders to enter into this Agreement, to make any Loans hereunder and to issue any Letters of Credit hereunder, the Borrower represents and warrants to the Administrative Agent and each Lender that each statement set forth in this Article 3 is true and correct on the date hereof . For the avoidance of doubt, such representations are repeated as

- 101 - required by Section 4.2(a), subject to update as provided in Section 5.1(1)(h), and shall survive until the Lender Termination Date. (1) Organization ; Powers . Each Group Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now and formerly conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required . (2) Authorization ; Enforceability . The Transactions are within the Group Parties’ corporate or partnership powers and have been duly authorized by all necessary corporate, partner and shareholder action, as applicable . This Agreement and the other Loan Documents have been duly executed and delivered by each Group Party which is a party thereto and constitute legal, valid and binding obligations of each such Group Party, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law . (3) Governmental Approvals ; Conflicts . The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except as disclosed in Schedule 3 . 1 (3), (b) will not violate any applicable Law or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon any Group Party or their respective assets, or give rise to a right thereunder to require any payment to be made by any Group Party, and (d) will not result in the creation or imposition of any Lien on any asset of any Group Party . (4) No Conflicts . The Transactions do not violate the charter, by - laws or other organizational documents of any Group Party . (5) Financial Condition; No Material Adverse Effect . (a) [Intentionally deleted.] (b) The Borrower has publicly released the Consolidated balance sheets and statements of income, retained earnings and changes in financial position of the Borrower as of and for the Fiscal Years ended December 31 , 2021 , reported on by its auditors, certified by a Responsible Officer of the Borrower . Such financial statements, and any subsequent financial statements delivered pursuant to Section 5 . 1 (1), present fairly, in all material respects, the Consolidated financial position and results of operations and cash flows of the Borrower as of the respective dates thereof and for the applicable periods covered thereby in accordance with GAAP, subject to year - end audit adjustments . (c) Since the date of the most recent audited financial statements of the Borrower, there has been no event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect . (d) All information (including that disclosed in all financial statements) pertaining to the Group Parties (other than projections) that has been made available to the Lenders, the Administrative Agent or the Lead Arranger by the Borrower or any representative of the Group Parties, taken as a whole, was when furnished, complete and correct in all material respects and did not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained

- 102 - therein not materially misleading in light of the circumstances under which such statements are made . The projections that have been or will be made available to the Lenders, the Administrative Agent or the Lead Arranger by the Borrower or any representative of the Borrower have been or will be prepared in good faith based upon assumptions believed to be reasonable at the time, it being recognized by the Lenders, the Administrative Agent and the Lead Arranger that such projections are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ significantly from the projected results, and that no assurance can be given that projected results will be realized . (e) [Intentionally deleted.] (6) Litigation . (a) Except as disclosed in Schedule 3 . 1 (6), and except for environmental - related matters (which are dealt with in Section 3 . 1 (17)), there are no actions, suits or proceedings (including any Tax - related matter) by or before any arbitrator or Governmental Authority pending against or, to the knowledge of the Borrower, threatened against or affecting any of the Group Parties (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than as described in Schedule 3 . 1 (17)), or (ii) that involve this Agreement, any other Loan Document or the Transactions . (b) Since the date of this Agreement, there has been no change in the status of the matters described in Schedule 3 . 1 (17) that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect . (7) Compliance with Laws . Each Group Party is in compliance with all Laws applicable to it or its property except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect . No Group Party has violated or failed to obtain any Authorization necessary to the ownership of any of its property or assets or the conduct of its business, which violation or failure could reasonably be expected to have (in the event that such a violation or failure were asserted by any Person through appropriate action) a Material Adverse Effect . (8) Compliance with Agreements . No Group Party is in default, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a default (in any respect that would have a Material Adverse Effect), under (a) any loan or credit agreement, indenture, mortgage, deed of trust, security agreement or other instrument or agreement evidencing or pertaining to any Indebtedness of any Group Party, or (b) under any other agreement or instrument to which a Group Party is a party or by which any Group Party is bound . (9) No Default . No Default or Event of Default has occurred and is continuing. (10) Taxes . Each Group Party has filed or caused to be filed when due all income and other material Tax returns and reports required to have been filed by applicable Law and has paid or caused to be paid when due all material Taxes required to have been paid by it (including all instalments with respect to the current period) and has made adequate provision for Taxes for the current period, except Taxes that are being contested in good faith by appropriate proceedings and for which such Group Party,

- 103 - as applicable, has set aside on its books adequate reserves in accordance with applicable accounting standards. (11) Titles to Real Property . The Group Parties have indefeasible fee simple title to their respective owned real properties having a book value in excess of Cdn $ 1 , 000 , 000 , free and clear of all Liens except Permitted Liens . (12) Titles to Personal Property . The Group Parties have title to their respective owned personal properties, and with respect to leased personal properties, title to the leasehold estate with respect thereto, pursuant to valid and enforceable leases, free and clear of all Liens except Permitted Liens . (13) Canadian Pension Plans and Foreign Pension Plans . (a) As of the Second Restatement Date, there are no Canadian Pension Plans. (b) In each case, except where the failure to comply has had, or would reasonably be expected to have, a Material Adverse Effect : (i) each Canadian Pension Plan that is sponsored or administered by any Group Party is duly registered under the Income Tax Act and applicable pension standards legislation and has been administered in accordance with applicable Law and the terms of such plan ; (ii) all obligations of each Group Party (including funding, investment and administration obligations) required to be performed in connection with each such Canadian Pension Plan and the funding agreements thereunder have been performed on a timely basis ; and (iii) there are no outstanding disputes concerning the assets of any such Canadian Pension Plan and there have been no improper withdrawals of any assets of any such Canadian Pension Plan . (c) In respect of each Defined Benefit Plan sponsored or administered by any Group Party (i) the plan’s name, registration number and jurisdiction of registration are disclosed on Schedule 3 . 1 (13), (ii) a copy of the most recently filed actuarial valuation report for the plan has been provided by the Borrower to the Administrative Agent and the Lenders (for the UK Plan, the most recent statutory actuarial valuation conducted in accordance with Section 224 (1) of the UK Pensions Act 2004 and the most recent actuarial report prepared in accordance with that section), (iii) no changes have occurred since the date of the most recently filed actuarial valuation report for the UK Plan or are reasonably expected to occur which would materially adversely affect the conclusion set out in the most recently filed actuarial valuation report, and (iv) no events have occurred which could reasonably be expected to result in a wind - up or termination of the UK Plan by any Governmental Authority, in whole or in part . (d) In respect of each Canadian Pension Plan that is a Canadian Multi - Employer Pension Plan, (i) the plan’s name, registration number and jurisdiction of registration are disclosed on Schedule 3 . 1 (13), and (ii) a copy of any participation agreement and any other agreement governing the terms on which any Group Party participates in such plan has been provided by the Borrower to the Administrative Agent and the Lenders . (e) All employee and employer contributions (including special payments and any other payments in respect of any funding deficiencies or shortfall, where applicable) required to have been remitted to the Canadian Pension Plans under the terms of the applicable plan and applicable Law, or under any collective agreement or participation agreement in respect of any Canadian Multi - Employer Pension Plan have been properly withheld and

- 104 - remitted to the funding arrangement for the plan in accordance with applicable Law except where any failure to remit is not material. (f) Except where the failure to comply has had, or would reasonably be expected to have, a Material Adverse Effect, each Foreign Pension Plan has been established, registered (where applicable), administered and maintained in accordance with applicable Law and the terms of such plan . All premiums, contributions and any other amounts which have become due under or in respect of any Foreign Pension Plan pursuant to applicable Law or the terms of the plan have been paid or accrued, as required, except where any failure to remit is not material . (14) Subsidiaries . Schedule 3.1(14) correctly sets forth: (a) the legal name of each Group Party and its form of legal entity and jurisdiction of organization as of the Second Restatement Date; (b) the Equity Securities issued and outstanding by each Credit Party, and the registered and beneficial owners thereof as of the Second Restatement Date; and (c) a corporate organizational chart of the Borrower and its subsidiaries as of the date hereof. Except as described in Schedule 3 . 1 (14), as of the Second Restatement Date, no Credit Party owns any Equity Securities or debt securities which are convertible into, or exchangeable for, Equity Securities of any other Person . Unless otherwise indicated in Schedule 3 . 1 (14), as of the Second Restatement Date, there are no outstanding options, warrants or other rights to purchase Equity Securities of any Credit Party (other than the Borrower), and all such Equity Securities so owned are duly authorized, validly issued, fully paid and non - assessable, and were issued in compliance with all applicable federal, provincial or foreign securities and other Laws, and are free and clear of all Liens, except for Permitted Liens . (15) Insurance . The Group Parties maintain insurance policies and coverage in compliance with Section 5 . 1 (9) . All such material policies are in full force and effect, all premiums with respect thereto have been paid in accordance with their respective terms, and no notice of cancellation or termination has been received with respect to any such policy . Any certificate of insurance delivered to the Administrative Agent hereunder contains an accurate and complete description of all material policies of insurance owned or held by each Group Party as at the time of such delivery . (16) Material Subsidiaries . Each Material Subsidiary is a Credit Party. (17) Environmental Matters . Except as disclosed to the Lenders in Schedule 3.1(17): (a) Environmental Laws, Etc . Neither any property of the Group Parties nor the operations conducted thereon by the Group Parties violate any applicable order of any court or Governmental Authority or any Environmental Laws, which violation could reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property . (b) Notices, Permits, Etc . All notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by the Group Parties in connection with the operation or

- 105 - use of any and all property of the Group Parties, including but not limited to past or present treatment, transportation, storage, disposal or Release of Hazardous Materials into the environment, have been duly obtained or filed, except to the extent the failure to obtain or file such notices, permits, licenses or similar authorizations could not reasonably be expected to have a Material Adverse Effect, or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property . (c) Hazardous Substances Carriers . All Hazardous Materials generated at any and all property of the Group Parties by or on behalf of the Group Parties have been treated, transported, stored and disposed of only in accordance with all Environmental Laws applicable to them, except to the extent the failure to have such Hazardous Materials transported, treated or disposed of by such carriers could not reasonably be expected to have a Material Adverse Effect, and only at treatment, storage and disposal facilities maintaining valid permits under applicable Environmental Laws, which carriers and facilities have been and are operating in compliance with such permits, except to the extent the failure to have such Hazardous Materials treated, transported, stored or disposed of at such facilities, or the failure of such carriers or facilities to so operate, could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property . (d) Hazardous Materials Disposal . To the knowledge of the Group Parties, no Hazardous Materials have been disposed of or otherwise released and there has been no threatened Release of any Hazardous Materials on or to any property of the Group Parties other than in compliance with Environmental Laws, except to the extent such Release or Hazardous Materials could not reasonably be expected to have a Material Adverse Effect or which could not reasonably be expected to result in remedial obligations having a Material Adverse Effect, assuming disclosure to the applicable Governmental Authority of all relevant facts, conditions and circumstances, if any, pertaining to the relevant property . (e) Claims . Except as disclosed in Schedule 3 . 1 (17), there are no actions, suits or proceedings pending against or, to the knowledge of the Borrower, threatened against any of the Group Parties pursuant to Environmental Law, as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect . (18) Employee Matters . Except as set out in Schedule 3 . 1 (18), none of the Group Parties, nor any of their respective employees, is subject to any collective bargaining agreement . There are no strikes, work slowdowns or work stoppages pending or, to the best knowledge of the Borrower, threatened against the Group Parties, or their respective employees, which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect . (19) Fiscal Year . The Fiscal Year ends on December 31 st of each calendar year, and the Fiscal Quarters end on the last day of each of March, June, September, and December of each calendar year .

- 106 - (20) Residency of Borrower for Tax Purposes . The Borrower is a resident of Canada for the purposes of the Income Tax Act . (21) Reporting Issuer . The Borrower is a reporting issuer not in default in each of the Provinces of Canada and the common shares of the Borrower are listed and posted for trading on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol STN . (22) [Intentionally deleted.] (23) “Know Your Customer” Information . All materials and information provided to each of the Lenders in connection with applicable “know your customer” and AML Legislation are true and correct . (24) Anti - Corruption Laws and Sanctions . Each Group Party has implemented and maintains in effect policies and procedures designed to ensure compliance by such Group Party and its directors, officers, employees and Relevant Agents with Anti - Corruption Laws and Sanctions . Each Group Party and, to the knowledge of the Group Parties, its directors, officers, employees and Relevant Agents is in compliance with Anti - Corruption Laws and Sanctions . No Group Party or, to the knowledge of any Group Party, any of its directors, officers or employees or Relevant Agents is a Sanctioned Person or is engaged in any activity that would reasonably be expected to result in such Group Party being designated as a Sanctioned Person . No Borrowing or Letter of Credit, use of proceeds or other transaction contemplated by this Agreement will violate Anti - Corruption Laws or Sanctions . (25) Investment and Holding Company Status . Neither the Borrower nor any Group Party is an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940 . (26) Compliance with ERISA . (a) Each US Plan is in compliance in form and operation with its terms and with ERISA and the Code (including without limitation the Code provisions compliance with which is necessary for any intended favorable tax treatment) and all other applicable laws and regulations, except where any failure to comply could not reasonably be expected to have a Material Adverse Effect . Each US Plan (and each related trust, if any) which is intended to be qualified under Section 401 (a) of the Code has received an individual favorable determination letter from the IRS to the effect that it meets the requirements of Sections 401 (a) and 501 (a) of the Code covering all applicable tax law changes or is comprised of a pre - approved plan that has received a national office opinion letter from the IRS, and, nothing has occurred since the date of such determination that would adversely affect such determination (or, in the case of a US Plan with no individual favourable determination letter, nothing has occurred that would preclude reliance on a national office opinion letter or otherwise materially adversely affect such qualification) . No ERISA Event has occurred other than as would not have a Material Adverse Effect . (b) There exists no Unfunded Pension Liability with respect to US Plans in the aggregate (taking into account only Plans with positive Unfunded Pension Liability) in excess of Cdn . $ 20 , 000 , 000 . (c) There are no actions, suits or claims pending against or involving a US Plan (other than routine claims for benefits) or, to the knowledge of any Credit Party or any ERISA

- 107 - Affiliate, threatened, which would reasonably be expected to be asserted successfully against any US Plan and, if so asserted successfully, would reasonably be expected either singly or in the aggregate to have a Material Adverse Effect . (d) Each Credit Party and each ERISA Affiliate have made all material contributions to or under each US Plan and Multiemployer Plan required by law within the applicable time limits prescribed thereby, the terms of such US Plan or Multiemployer Plan, respectively, or any contract or agreement requiring contributions to a US Plan or Multiemployer Plan save where any failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect . (e) No US Plan which is subject to Section 412 of the U.S. Revenue Code or Section 302 of ERISA has applied for or received an extension of any amortization period, within the meaning of Section 412 of the U.S. Revenue Code or Section 303 or 304 of ERISA. Each Credit Party, and each ERISA Affiliate have not ceased operations at a facility so as to become subject to the provisions of Section 4068(a) of ERISA, withdrawn as a substantial employer so as to become subject to the provisions of Section 4063 of ERISA or ceased making contributions to any US Plan subject to Section 4064(a) of ERISA to which it made contributions. No Credit Party and no ERISA Affiliate has incurred or reasonably expects to incur any liability to PBGC save for any liability for premiums due in the ordinary course or other liability which would not reasonably be expected to have a Material Adverse Effect, and no lien imposed under the U.S. Revenue Code or ERISA on the assets of any Credit Party or any ERISA Affiliate exists or is likely to arise on account of any US Plan. No Credit Party and no ERISA Affiliate has any liability under Section 4069 or 4212(c) of ERISA. (27) Margin Stock . Neither the Borrower nor Group Party is engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U of the Federal Reserve Board), and no proceeds of any Borrowing will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock in contravention of Regulation U or X of the Federal Reserve Board . ARTICLE 4 CONDITIONS 1. Effective Date. The obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective unless each of the conditions listed below is satisfied (or waived pursuant to Section 9 . 2 ) . (1) Second Amended and Restated Credit Agreement . The Administrative Agent, each Lender, and the Issuing Banks shall have received from each party hereto either (a) a counterpart of this Agreement signed on behalf of each party hereto, or (b) written evidence satisfactory to the Administrative Agent (which may include a facsimile or other electronic - transmission of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement . (2) Confirmation of Credit Party Guarantee . The Administrative Agent shall have received a confirmation of the Credit Party Guarantee signed by each of the Credit Parties .

- 108 - (3) Searches . The Administrative Agent shall have received and be satisfied with the results of all personal property, pending litigation, judgment, bankruptcy, execution and other searches conducted by the Administrative Agent and its counsel with respect to the Borrower in all jurisdictions selected by the Administrative Agent and its counsel . (4) Legal Opinions . The Administrative Agent shall have received a favourable written opinion of Bennett Jones LLP, as lead Canadian counsel to the Borrower, covering such customary matters relating to the Borrower, this Agreement, the other Loan Documents, or the Transactions as the Lenders shall reasonably request (together with copies of all factual certificates delivered to such counsel in connection with such opinion upon which counsel has relied) . The opinion and certificates referred to in this Section 4 . 1 (4) shall be addressed to the Administrative Agent and the other Secured Parties and dated as of the Second Restatement Date . (5) Corporate Certificates . The Administrative Agent shall have received: (a) certified copies of the resolutions of the board of directors of the Borrower approving the Loans, this Agreement and the other Loan Documents, and all other documents, if any, to which the Borrower is a party and evidencing authorization with respect to such documents ; and (b) a certificate of an officer of the Borrower, dated as of the Second Restatement Date, and certifying (i) the name, title and true signature of each officer of the Borrower authorized to execute this Agreement and the other Loan Documents to which it is a party, (ii) the name, title and true signature of each officer of the Borrower authorized to provide the certifications required pursuant to this Agreement, including certifications required pursuant to Section 5 . 1 (1) and Borrowing Requests, and (iii) that attached thereto is a true and complete copy of the articles of incorporation and bylaws of the Borrower, as amended to date, and a recent certificate of status, certificate of compliance, good standing certificate or analogous certificate . (6) Fees . The Administrative Agent, the Lenders, and the Lead Arranger shall have received all fees and other amounts due and payable on or prior to the Second Restatement Date, including, to the extent invoiced, reimbursement or payment of all legal fees and other out - of - pocket expenses required to be reimbursed or paid by the Borrower hereunder or under any other Loan Document . (7) Delivery of Financial Statements . The Administrative Agent and the Lenders shall have received (a) the audited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower for the Fiscal Year ended December 31 , 2021 , (b) the unaudited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower for the Fiscal Quarter ended September 30 , 2022 , and (c) a copy of forecasts prepared by management of the Borrower in respect of its business operations on a Consolidated basis and a statement of all of the material assumptions on which such forecasts are based, including an annual income statement, balance sheet and cashflow statement . (8) Compliance Certificate . [Intentionally Deleted . ] (9) “Know Your Customer” Information . The Administrative Agent and the Lenders shall have received all documentation and other information with respect to the Credit Parties that is required by bank regulatory authorities under applicable “know your customer” and anti - money laundering rules

- 109 - and regulations, including AML Legislation, the USA Patriot Act (Title III of Pub. L. 107 - 56 (signed into law October 26, 2001)) and OFAC. (10) Execution and Delivery of Documents . Each Credit Party shall have duly authorized, executed and delivered all documents required hereunder, all in form and substance reasonably satisfactory to the Administrative Agent . Such documents may be delivered to the Administrative Agent (or its counsel) by way of facsimile or other means of electronic transmission, provided that such number of original copies as may be reasonably requested shall be delivered by or on behalf of the Borrower to the Administrative Agent (or its counsel) within 7 days of the Second Restatement Date . (11) No Material Adverse Change . The Administrative Agent and the Lenders shall be satisfied that since December 31 , 2021 there has not been a Material Adverse Change . (12) Exiting Lender . The Administrative Agent shall have received a counterpart of the consent of exiting Lender, executed by Bank of Montreal, in form and substance acceptable to the Administrative Agent . 4.2 Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Banks to issue, amend, renew or extend any Letter of Credit (excluding, in each case, on the occasion of the initial Borrowings hereunder), is subject to the satisfaction of the following conditions : (a) the representations and warranties of the Borrower set out in this Agreement shall be true and correct on and as of the date of each such Borrowing as if made on such date (except where such representation or warranty is stated to be made as of a particular date) ; (b) at the time of and immediately after giving effect to such Borrowing, no Default shall have occurred and be continuing; and (c) the Administrative Agent shall have received a Borrowing Request in the manner and within the time period required by Section 2.3. Each Borrowing shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the accuracy of the matters specified in Sections 4 . 2 (a) and (b) . This requirement does not apply on the conversion or rollover of an existing Borrowing provided that the aggregate outstanding Borrowings will not be increased as a consequence thereof . ARTICLE 5 AFFIRMATIVE COVENANTS 1. Covenants. From (and including) the Second Restatement Date until the Lender Termination Date, the Borrower covenants and agrees with the Lenders as follows: (1) Financial Statements and Other Information . The Borrower shall furnish to the Administrative Agent for distribution to each Lender: (a) as soon as available and in any event within 90 days after the end of each Fiscal Year, the audited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower as of the end of and for such

- 110 - Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by independent auditors of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis ; (b) as soon as available and in any event within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year (other than the Fiscal Quarter ending March 31 , 2016 ), the unaudited Consolidated balance sheet and related statements of income, retained earnings and changes in financial position of the Borrower as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year which includes such Fiscal Quarter, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous Fiscal Year, all certified by a Responsible Officer of the Borrower as presenting fairly in all material respects the financial condition and results of operations of the Borrower on a Consolidated basis, subject to normal year - end audit adjustments ; (c) concurrently with the financial statements required pursuant to Sections 5.1(1)(a) and (b), a Compliance Certificate; (d) as soon as available and in any event within 90 days after the end of each Fiscal Year, a copy of forecasts prepared by management of the Borrower in respect of its business operations on a Consolidated basis and a statement of all of the material assumptions on which such forecasts are based, including an annual income statement, balance sheet and cashflow statement ; (e) promptly after the Borrower learns of the receipt or occurrence of any of the following, a certificate of the Borrower, signed by a Responsible Officer of the Borrower, specifying (i) any event which constitutes a Default or Event of Default, together with a detailed statement specifying the nature thereof and the steps being taken to cure such Default or Event of Default, (ii) the receipt of any notice from, or the taking of any other action by, the holder of any promissory note, debenture or other evidence of Indebtedness of any Group Party in an amount in excess of Cdn . $ 10 , 000 , 000 with respect to an actual or alleged default of which a Responsible Officer of the Borrower has actual notice, together with a detailed statement specifying the notice given or other action taken by such holder and the nature of the claimed default and what action the relevant Group Party is taking or proposes to take with respect thereto, (iii) any notice of termination or other proceedings or actions which could reasonably be expected to adversely affect any of the Loan Documents, (iv) any event or condition not previously disclosed to the Administrative Agent, which violates any Environmental Laws and which could potentially, in the Borrower’s reasonable judgment, have a Material Adverse Effect, (v) any change to any of the ratings assigned by any Rating Agency to the Rated Debt of the Borrower or any Affiliate of the Borrower, (vi) any change in the credit ratings from a credit rating agency, or the placement by a credit rating agency of the Borrower or any Affiliate on a “CreditWatch” or “WatchList” or any similar list, in each case with negative implications, or the cessation by a Rating Agency of, or its intent to cease, rating the Rated Debt, and ( v vii ) any other event, development or condition which may reasonably be expected to have a Material Adverse Effect ;

- 111 - (f) promptly after the occurrence thereof, notice of the institution of or any material adverse development in any action, suit or proceeding or any governmental investigation or any arbitration before any court or arbitrator or any Governmental Authority or official against any Group Party or any material property thereof which could reasonably be expected to have a Material Adverse Effect ; (g) (i) promptly after the filing thereof with any Governmental Authority, copies of each actuarial report and any material applications for regulatory approval of surplus asset withdrawals with respect to the UK Plan and each Canadian Pension Plan sponsored or administered by any Group Party, (ii) promptly after becoming aware of any material failure to withhold, make, remit or pay any employee or employer payments, contributions (including “normal cost”, “special payments” and any other payments in respect of any funding deficiencies or shortfalls) to a Canadian Pension Plan or the UK Plan in accordance with applicable Law or the occurrence of any event which could reasonably be expected to result in the termination of any Canadian Pension Plan or the UK Plan, written notice thereof, together with an explanation of the actions taken or proposed to be taken by any Credit Parties relating thereto, and (iii) upon request by the Administrative Agent, copies of any notifications of remittances or similar documents prepared and delivered to the trustee or custodian of any Canadian Pension Plan sponsored or administered by any Group Party or the UK Plan pursuant to section 56 . 1 of the Pension Benefits Act (Ontario) or similar applicable legislation in another jurisdiction ; (h) concurrently with any delivery of financial statements under Section 5 . 1 (1)(a) or (b) a certificate of a Responsible Officer of the Borrower identifying (i) any change in GAAP or in the application thereof that has occurred since the date of the last audited financial statements delivered pursuant to Section 5 . 1 (1)(a) and specifying the effect of such change on the financial statements accompanying such certificate, (ii) all Subsidiaries and whether any Subsidiary was formed or acquired since the end of the previous Fiscal Quarter, (iii) any interest in real property or improvements thereto with a value exceeding Cdn . $ 1 , 000 , 000 that have been acquired by any Group Party since the end of the previous Fiscal Quarter, (iv) any Permitted Acquisitions that have been consummated since the end of the previous Fiscal Quarter, including the date on which each such Permitted Acquisition was consummated and the consideration therefor, (v) any prepayment events set out in Section 2 . 9 that have occurred since the end of the previous Fiscal Quarter and setting forth a reasonably detailed calculation of the Net Proceeds received therefrom, and (vi) the creation, dissolution, merger, amalgamation or acquisition of any Group Party ; (i) promptly following the request therefor, such other documentation and information regarding the operations, business affairs, and financial condition of any Group Party, or compliance with the terms of this Agreement or any Loan Document, as the Administrative Agent or the Lenders may reasonably request ; (j) concurrently with the delivery of the financial statements under Section 5 . 1 (1)(a) or (b) a supplement to any Schedule hereto, or any representation herein or in any other Loan Document, with respect to any matter hereafter arising that, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such Schedule or as an exception to such representation or that is necessary to correct any information in such Schedule or representation which has been rendered inaccurate thereby (and, in the case of any supplements to any Schedule, such Schedule shall be

- 112 - appropriately marked to show the changes made therein) ; provided that (i) no such supplement to any such Schedule or representation shall amend, supplement or otherwise modify any Schedule or representation, or be or be deemed a waiver of any Default or Event of Default resulting from the matters disclosed therein, except as consented to by the Administrative Agent and the Required Lenders in writing, and (ii) no supplement shall be required or permitted as to representations and warranties that relate solely to the Second Restatement Date ; and (k) annually, on or prior to June 30 , a Sustainability Certificate (i) attaching the Sustainability Report for the immediately preceding Fiscal Year setting forth the Absolute GHG Emissions SPT Metric, and the computations thereof in reasonable detail, together with a limited level assurance statement of the SPT Metric Auditor confirming that nothing has come to the attention of the SPT Metric Auditor that would require material modifications to such computations in order for them to be presented in conformity with the applicable reporting criteria, (ii) attaching a copy of the Bloomberg Gender - Equality Index Score SPT Metric for the Fiscal Year which is two years prior to the issuance of such Sustainability Certificate, (iii) setting forth each corresponding “Adjustment to the Applicable Margin” and the Applicable Sustainability Margin Adjustment and the calculations applicable thereto, and (iv) if applicable, a breakdown of the Investments in Sustainability Initiatives for the prior Fiscal Year ; provided that the Sustainability Certificate due in calendar year 2024 shall be due on or before August 15, 2024 . The delivery requirements set out in Section 5 . 1 (1)(a) and (b) may be satisfied by posting such information on www . sedar . com or on an intralinks website to which the Administrative Agent and the Lenders have access, as applicable, and forthwith advising the Administrative Agent that such periodic reports and filings have been so posted and the details of the website on which the same have been posted (2) Existence ; Conduct of Business . The Borrower shall, and shall cause each other Group Party to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence (subject only to Section 6 . 1 (3)), and except to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect, obtain, preserve, renew and keep in full force and effect any and all rights, licenses, permits, privileges and franchises material to the conduct of its business . (3) Payment of Obligations . The Borrower shall, and shall cause each other Group Party to, pay its obligations, including Tax liabilities, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, and (b) the Borrower or such Group Party has set aside on its books adequate reserves with respect thereto in accordance with GAAP . (4) Maintenance of Properties . The Borrower shall, and shall cause each other Group Party to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect . (5) Books and Records ; Inspection Rights . The Borrower shall, and shall cause each other Group Party to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities . The Borrower shall, and shall cause each other Group Party to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice and no more than once a year while no Default or Event of Default exists, to visit and inspect its properties, to examine and make extracts from its books and

- 113 - records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times during normal business hours and subject to compliance with such Group Party’s health and safety requirements . (6) Compliance with Laws . The Borrower shall, and shall cause each other Group Party to, comply with all Laws and orders of any Governmental Authority applicable to it or its property and with all of its material contractual obligations, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect . The Borrower shall, and shall cause each other Group Party to, comply with all Anti - Corruption Laws and Sanctions in all material respects . (7) Use of Proceeds . The proceeds of the Term Loans and the Revolving Loans were used on the Original Closing Date solely to (i) partially fund the Initial Acquisition, (ii) repay Indebtedness of the Borrower under or in connection with the Existing Stantec Credit Agreement, (iii) finance the redemption (including any make whole premiums) by the Borrower of the Existing Notes, (iv) repay Indebtedness of the Initial Target under or in connection with the Existing MWH Credit Agreement, and (v) pay the related fees and expenses in connection with the foregoing . Following the First Restatement Date and until the Second Restatement Date, the proceeds of the Revolving Loans were used for working capital and other general corporate purposes of the Borrower, including the financing of Permitted Acquisitions following the First Restatement Date . Following the Second Restatement Date, the proceeds of the Revolving Loans shall be used for working capital and other general corporate purposes of the Borrower, including the financing of Permitted Acquisitions following the Second Restatement Date . (8) Further Assurances . (a) The Borrower shall, and shall cause each other Credit Party to, cure promptly any defects in the execution and delivery of the Loan Documents, including this Agreement . Upon request, the Borrower shall, at its expense, as promptly as practical, execute and deliver to the Administrative Agent, all such other and further documents, agreements and instruments (and cause each other Credit Party to take such action) in compliance with or performance of the covenants and agreements of the Borrower or any other Credit Party in any of the Loan Documents, including this Agreement, or to correct any omissions in any of the Loan Documents, or to make any recordings, to file any notices, or obtain any consents, all as may be necessary or appropriate in connection therewith, in the judgment of the Administrative Agent, acting reasonably . (b) The Borrower shall, and shall cause each of the other Credit Parties to, perform and satisfy to the satisfaction of the Administrative Agent and its counsel each of the requirements (the “ Post - Closing Requirements ”) listed in Schedule 5 . 1 (8) on or before the date by which such Post - Closing Requirement is to be required to be performed pursuant thereto . For greater certainty, the Borrower acknowledges and agrees that the Post - Closing Requirements expressly include the obligation of the Borrower to, and to cause each of the other Credit Parties to, co - operate fully and promptly with the Administrative Agent and its counsel with respect to the completion of each of the Post - Closing Requirements and the provision of all information and documents as the Administrative Agent or its counsel, acting reasonably, may deem necessary or advisable (i) to determine what actions must be taken to fulfil each of the Post - Closing Requirements, (ii) to complete and fulfil each of the Post - Closing Requirements, and (iii) to confirm and assess whether all actions necessary to fulfil each of the Post - Closing

- 114 - Requirements have been taken . The Administrative Agent, by instrument in writing and without any consent from any of the Lenders, may, in its sole and absolute discretion, (A) extend any deadline for completion of a Post - Closing Requirement if the Administrative Agent, acting in good faith, believes that the extension will enable the Borrower and the Credit Parties to comply with such Post - Closing Requirement and such extension will not have a material adverse effect upon the Lenders, and (B) may release the Borrower and the Credit Parties from any Post - Closing Requirement identified on Schedule 5 . 1 (8) if the Administrative Agent, acting in good faith, believes that the Borrower and the Credit Parties have used reasonable commercial efforts to satisfy such Post - Closing Requirement but are unable to do so as a result of a lack of any required consent, approval or other agreement from any relevant third party . (9) Insurance . (a) The Borrower shall, and shall cause each other Group Party to, maintain or cause to be maintained, with financially sound and reputable insurers, insurance with respect to their respective properties and business against such liabilities, casualties, risks and contingencies and in such types (including business interruption insurance and flood insurance) and amounts and with deductibles as are customary in the case of Persons engaged in the same or similar businesses and similarly situated and in accordance with any requirement of any Governmental Authority ; provided that the Group Parties may self - insure against such liabilities, casualties, risks and contingencies in accordance with historical practice and applicable Laws where the Borrower, acting reasonably, determines that such self - insurance is not inconsistent with prudent risk management . (b) In the case of any fire, accident or other casualty causing loss or damage to any property of any Group Party used in generating cash flow or required by applicable Law, all proceeds of such policies shall be used to either (i) promptly repair or replace any such damaged property, or (ii) repay Loans in accordance with Section 2 . 9 (2)(a) . (c) In the event the Borrower fails to provide the Administrative Agent, upon request, with timely evidence, acceptable to the Administrative Agent, acting reasonably, of the maintenance of insurance coverage required pursuant to Section 5 . 1 (9), or in the event that any Group Party fails to maintain such insurance, the Administrative Agent may purchase or otherwise arrange for such insurance, but at the Borrower’s expense and without any responsibility on the Administrative Agent’s part for : (i) obtaining the insurance ; (ii) the solvency of the insurance companies ; (iii) the adequacy of the coverage ; or (iv) the collection of claims . In the event the Administrative Agent purchases, obtains or acquires insurance on behalf of any Group Party, the Borrower shall be responsible for all of the applicable costs of such insurance, including premiums, interest (at the applicable interest rate for Revolving Loans set forth in Section 2 . 5 ), fees and any other charges with respect thereto, until the effective date of the cancellation or the expiration of such insurance . The Administrative Agent may charge all of such premiums, fees, costs, interest and other charges to the Borrower’s Revolving Loan account . The Borrower hereby acknowledges that the costs of the premiums of any insurance acquired by the Administrative Agent may exceed the costs of insurance which the Borrower may be able to purchase on its own . In the event that the Administrative Agent purchases such insurance, the Administrative Agent shall promptly, and in any event within 15 days, notify the Borrower of said purchase .

- 115 - (d) Upon the occurrence and continuance of an Event of Default (and without limiting any other rights of the Administrative Agent or the Lenders hereunder or under any other Loan Document), (i) the Administrative Agent shall, subject to the rights of any holders of Permitted Liens holding claims senior to the Administrative Agent, have the sole right, in the name of the Administrative Agent or any applicable Group Party, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies, and (ii) all insurance proceeds shall be paid to the Administrative Agent . In such event, the Administrative Agent shall apply such insurance proceeds to the obligations of the Borrower in accordance with Section 2 . 9 (2)(b) . (10) Operation and Maintenance of Property . The Borrower shall, and shall cause each other Group Party to, manage and operate its business or cause its business to be managed and operated (a) in accordance with prudent industry practice in all material respects and in compliance in all material respects with the terms and provisions of all applicable licenses, leases, contracts and agreements, and (b) in compliance with all applicable Laws of the jurisdiction in which such businesses are carried on, and all applicable Laws of every other Governmental Authority from time to time constituted to regulate the ownership, management and operation of such businesses, except where a failure to so manage and operate would not have a Material Adverse Effect . (11) Material Subsidiary Guarantee (a) Credit Party Guarantee . The Borrower shall, and shall cause and each present and future Material Subsidiary to, enter into, or accede to, the Credit Party Guarantee, such that such Person guarantees in favour of the Administrative Agent, for the benefit of the Secured Parties, all Secured Liabilities of other Group Parties . The obligation of a Person to accede to the Credit Party Guarantee shall arise as soon as reasonably practicable after such Person becomes a Material Subsidiary . Notwithstanding the foregoing sentence, the Borrower may elect at any time, at its sole discretion, to cause any Non - Credit Party Subsidiary to enter into, or accede to, the Credit Party Guarantee and to otherwise comply with all other terms and conditions in this Section 5 . 1 (11) applicable to Credit Parties . (b) Supporting Materials . In connection with the execution and delivery of the Credit Party Guarantee pursuant to Section 5 . 1 (11), the Borrower shall, or shall cause the relevant other Credit Party to, deliver to the Administrative Agent such corporate resolutions, certificates, legal opinions and such other related documents as shall be reasonably requested by the Administrative Agent and consistent with the relevant forms and types thereof delivered on the First Restatement Date or as shall be otherwise reasonably acceptable to the Administrative Agent . If a Subsidiary is no longer a Material Subsidiary and no Default or Event of Default has occurred and is continuing, then the Administrative Agent shall, at the written request and cost of the Borrower, release such Subsidiary from the Credit Party Guarantee .

- 116 - (12) Financial Covenants . The Borrower shall: (a) Leverage Ratio . Maintain at all times a Leverage Ratio not exceeding 3 . 00 to 1 . 00 ; provided that , subject to the next sentence, where the LTM Acquisition Amount with respect to a Rolling Period is : (i) greater than Cdn . $ [ Redacted – Amount ] and less than Cdn . $ [ Redacted – Amount ], then the Leverage Ratio shall not exceed 3 . 50 to 1 . 00 with respect to such Rolling Period ; and (ii) greater than Cdn.$ [ Redacted – Amount ], then the Leverage Ratio shall not exceed 4.00 to 1.00 for such Rolling Period. In the event that the maximum Leverage Ratio for four consecutive Rolling Periods has been determined pursuant to clause (i) and/or (ii) above, then the maximum Leverage Ratio for the next following Rolling Period shall be 3 . 00 to 1 . 00 regardless of the LTM Acquisition Amount with respect to such next following Rolling Period . (b) Interest Coverage Ratio . Maintain at all times an Interest Coverage Ratio of not less than 3.00 to 1.00. (13) Wholly - Owned Subsidiary . The Borrower shall, and shall cause each other Credit Party to, ensure that each Credit Party (other than the Borrower, Harza International Development Company, LLC and any Stantec Structured Entity that is or becomes a Credit Party) remains a Wholly - Owned Subsidiary of another Credit Party . (14) Canadian Pension Plans and Foreign Pension Plans . The Borrower shall, and shall cause each other Group Party to, ensure that each Canadian Pension Plan, and each Foreign Pension Plan, that is sponsored or administered by any Group Party is administered in material compliance with the terms of the applicable plan, the applicable funding agreement and any other documents governing the plan, and applicable Law . The Borrower shall, and shall cause each other Group Party to, promptly provide the Administrative Agent with any documentation relating to any of the Canadian Pension Plans, or Foreign Pension Plans, that is within the possession or control of the Group Party as the Administrative Agent may reasonably request . The Borrower shall, and shall cause its Subsidiaries to, notify the Administrative Agent within thirty (30) days of : (i) any material increase in the obligations or liabilities of any Group Party under any Canadian Pension Plan or (where allowed under the local Laws applicable to the Foreign Pension Plan) Foreign Pension Plan ; (ii) any Group Party assuming any obligation to sponsor, administer, participate in or contribute to any Canadian Pension Plan, or Foreign Pension Plan, in respect of which such Group Party did not previously have an obligation to sponsor, administer, participate in or contribute to, as applicable ; or (iii) any contribution notice, financial support direction or restoration notice being imposed by the UK Pension Regulator on any Group Party under sections 38 to 51 of the Pensions Act 2004 (UK) . (15) Sustainability Initiatives . In each Fiscal Year the Borrower shall make Investments in Sustainability Initiatives in an aggregate amount equal to the Sustainability Savings with respect to the immediately preceding Fiscal Year .

- 117 - ARTICLE 6 NEGATIVE COVENANTS 1. Negative Covenants. From (and including) the Second Restatement Date until the Lender Termination Date, the Borrower covenants and agrees with the Lenders as follows: (1) Indebtedness . The Borrower shall not, and shall not permit any other Group Party to, create, incur, assume or permit to exist any Indebtedness except: (a) unsecured Indebtedness; and (b) secured Indebtedness in an aggregate principal amount not exceeding the Secured Debt Basket Cap. (2) Liens . The Borrower shall not, and shall not permit any other Group Party to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by the Borrower or any other Group Party except Permitted Liens . (3) Corporate Changes . The Borrower shall not, and shall not permit any other Group Party to, merge into or amalgamate or consolidate or reorganize with any other Person, or permit any other Person to merge into or amalgamate or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing : (a) any Group Party may merge into, amalgamate or consolidate with any Credit Party; (b) any Non - Credit Party Subsidiary may liquidate or dissolve; (c) any Non - Credit Party Subsidiary may merge into, amalgamate or consolidate with any other Non - Credit Party Subsidiary; and (d) any Guarantor may liquidate or dissolve if it is a Wholly - Owned Subsidiary of another Credit Party and all of its property passes to such Credit Party, provided that any transaction pursuant to Section 6 . 1 (3)(a) shall not be permitted unless the merged, amalgamated or continuing corporation provides written confirmation satisfactory to the Administrative Agent, acting reasonably, that it is liable for the obligations of the relevant Credit Party under the Loan Documents . (4) Permitted Business . The Borrower shall not, and shall not permit any other Group Party to, engage to any material extent in any material business other than businesses of the type conducted by the Group Parties on the date of execution of this Agreement and businesses reasonably related thereto . (5) Asset Dispositions . The Borrower shall not, and shall not permit any other Credit Party to, make any Asset Disposition, except that the Credit Parties may, so long as no Default or Event of Default is continuing or would be created thereby, make Asset Dispositions : (a) for Fair Market Value where the aggregate book value of the property sold (calculated as of the last day of the most recently completed Fiscal Year or in the case of any property acquired subsequent to such time calculated at the time of such Asset Disposition) in any

- 118 - Fiscal Year does not exceed [ Redacted – Percentage ] % of Consolidated Tangible Assets as of the last day of the most recently completed Fiscal Year ; provided that the Net Proceeds therefrom are dealt with in accordance with Section 2 . 9 (2)(a) ; and (b) of the Equity Securities or any assets of Stantec Constructors Holding B.V. or MWH Constructors, Inc. or any direct or indirect subsidiary thereof. (6) Investments . The Borrower shall not, and shall not permit any other Group Party to, make or permit to exist any Investment other than: (a) Investments in Cash Equivalents; (b) Permitted Group Party Investments; (c) Investments made to facilitate tax planning where the amount invested is repaid, distributed or otherwise repatriated on the same day or such longer period of time as may be approved by the Administrative Agent, acting reasonably, to recognize and account for any multiple jurisdictions and/or time zones involved in such tax planning ; (d) Investments existing as at the Second Restatement Date; (e) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business; (f) Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss; (g) Investments (including debt obligations and Equity Securities) received in connection with the bankruptcy or reorganization of suppliers and customers or in settlement of delinquent obligations of, or other disputes with, customers and suppliers arising in the ordinary course of business or upon the foreclosure (or other transfer of title in lieu of foreclosure) with respect to any Investment ; (h) Investments of a Person existing at the time such Person becomes a Group Party pursuant to an Acquisition permitted under Section 6 . 1 (7) so long as such Investments were not made in connection with, or in contemplation of, such Person becoming a Group Party ; (i) Investments by International Insurance Group Inc. that comply with applicable Laws pertaining to capital requirements; (j) Investments by Stantec US Insurance Group, Inc. that comply with applicable Laws pertaining to capital requirements; (k) the capital contribution by MWH Holdings, Inc. to MEL of up to U.S.$[ Redacted – Amount ] in cash; (l) the capital contribution by MWH Holdings, Inc. to MEL of a U.S.$[ Redacted – Amount ] receivable owing by MEL;

- 119 - (m) the capital contribution by MWH Holdings, Inc. to MWH BV of all Equity Securities issued by MEL and owned by MWH Holdings; (n) Investments in Sustainability Initiatives; and (o) other Investments made following the Second Restatement Date, the aggregate net principal amount of which does not exceed the Non - Credit Party Investment Basket Cap (7) Acquisitions . The Borrower shall not, and shall not permit any other Group Party to, make or enter into any Acquisition other than Permitted Acquisitions. (8) Hedge Arrangements . The Borrower shall not, and shall not permit any other Group Party to, enter into any Hedge Arrangement, except: (a) Hedge Arrangements entered into in order to hedge or mitigate risks to which any Group Party has actual exposure; or (b) Hedge Arrangements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest - bearing liability or investment of any Group Party . For the avoidance of doubt, the Borrower shall not engage in any speculative Hedge Arrangements. (9) Restricted Payments . The Borrower shall not, and shall not permit any other Credit Party to, declare, pay or make, or agree to pay or make, directly or indirectly, any Restricted Payment where a Default or Event of Default is continuing or would be caused thereby . (10) Transactions with Affiliates . The Borrower shall not, and shall not permit any other Group Party to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of their Affiliates, except : (a) in the ordinary course of business at prices and on terms and conditions not less favourable to the Borrower or such other Group Party than could be obtained on an arm’s - length basis from unrelated third parties ; (b) transactions between or among Non - Credit Party Subsidiaries; (c) transactions between or among Credit Parties not involving any of their other Affiliates; (d) at prices and on terms and conditions where a Credit Party is the net beneficiary; or (e) any Restricted Payment permitted by Section 6.1(9). (11) Canadian Pension Plan and Foreign Pension Plan Compliance . Except with the prior written consent of the Administrative Agent, such consent not to be unreasonably withheld, the Borrower shall not, and shall not permit any other Group Party to, (a) terminate or wind - up or take any other action with respect to any Canadian Pension Plan, or any Foreign Pension Plan, that is sponsored or administered by any Group Party which could reasonably be expected to result in any material liability of any Group Party, (b) fail to make full payment when due of all material amounts which, under the terms of any Canadian Pension Plan or any Foreign Pension Plan, any collective agreement or applicable Law,

- 120 - the Group Party is required to pay as contributions thereto, (c) establish, sponsor, administer, contribute to, participate in, or assume any material liability (including any material contingent liability) under any Defined Benefit Plan other than the Defined Benefit Plans listed on Schedule 3 . 1 (13) except by way of Acquisition in which case no other Group Party shall have any liability or obligation with respect to any Defined Benefit Plan of the Target . (12) Issuance of Shares . The Borrower shall not, and shall not permit any other Credit Party to, authorize or issue any preferred shares or other Equity Securities having a mandatory redemption right existing with regard thereto which could become operative on or before the Lender Termination Date except where the holder thereof is another Credit Party . (13) No Amendments to Constating Documents, etc . The Borrower shall not, and shall not permit any other Credit Party to, amend, its constating documents, by - laws, partnership agreement or operating agreement, as applicable, in a manner that would adversely affect the Administrative Agent or the Lenders or such Credit Party’s duty or ability to repay the Secured Liabilities or provide credit support therefor . (14) [Intentionally deleted.] (15) Use of Proceeds . The Borrower will not request any Borrowing or Letter of Credit, and the Borrower shall not use, and shall procure that each other Group Party and its and their respective directors, officers, employees and Relevant Agents shall not use, the proceeds of any Borrowing or Letter of Credit : (a) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti - Corruption Laws ; (b) for the purpose of funding, financing or facilitating any prohibited activities, business or transaction of or with any Sanctioned Person; or (c) in any other manner that would result in the violation of any Sanctions. ARTICLE 7 EVENTS OF DEFAULT 7.1 Events of Default. If any of the following events (“ Events of Default ”) shall occur: (a) the Borrower shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise ; (b) any Credit Party shall fail to pay any interest on any Loan, any Reimbursement Obligation in respect of any LC Disbursement or any fee or any other amount (other than an amount referred to in Section 7 . 1 (a)) payable under any Loan Document, when and as the same shall become due and payable and such failure shall continue unremedied for a period of 5 Business Days after written notice from the Administrative Agent ; (c) except for any inaccuracy in any Sustainability Certificate, Sustainability Report or other document or instrument delivered pursuant to Section 2.22 or 5.1(1)(k), any

- 121 - representation or warranty made or deemed made by or on behalf of any Group Party in or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification thereof or waiver thereunder, shall prove to have been incorrect in any material respect when made or deemed to be made ; and in each case, the underlying facts, if capable of being remedied such that the representation or warranty if made at such time would be correct, are not so remedied within 30 days after notice of such incorrectness is given to the Borrower or a Responsible Officer of the Borrower otherwise becomes aware thereof, whichever is earlier (but only if and for so long as the remedying thereof was and continues to be diligently and in good faith pursued and no Material Adverse Effect has occurred or is imminent as a result of such facts) ; (d) the Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 5 . 1 (1)(e)(i) (notice of Default or Event of Default), Section 5 . 1 (2) (Existence ; Conduct of Business), Section 5 . 1 (7) (Use of Proceeds and Letters of Credit), Section 5 . 1 (12) (Financial Covenants) or in Article 6 (or in any comparable provision of any other Loan Document) ; (e) any Credit Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement (other than those specified in Section 5 . 1 (1)(k), Section 7 . 1 (a), (b) or (d)) or any other Loan Document, and such failure shall continue unremedied for a period of 30 days after the earlier of (i) knowledge thereof by a Responsible Officer of any Credit Party, or (ii) notice thereof from the Administrative Agent to the Borrower (which notice shall be given at the request of any Lender) ; (f) any Credit Party shall fail to make any payment of any Material Indebtedness when and as the same shall become due and payable; (g) (f) any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf, after the expiry of any applicable grace period in respect thereof, to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity ; provided that this Section 7 . 1 ( f g ) shall not apply to secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness so long as the proceeds of such sale or transfer are sufficient to, and are applied to, reduce such secured Indebtedness to nil ; (h) (g) any Credit Party: (i) admits in writing that it is insolvent and unable to pay its debts as they generally become due; (ii) commits an act of bankruptcy under the BIA, files a voluntary assignment in bankruptcy under the BIA, makes a proposal (or files a notice of its intention to do so) under the BIA or seeks any other relief in respect of itself under the BIA ; (iii) institutes any proceedings seeking relief in respect of itself under the CCAA;

- 122 - (iv) institutes any proceeding seeking relief in respect of itself under the WURA; (v) files a voluntary petition under U.S. Bankruptcy Law; or (vi) in addition to the forgoing, institutes any other proceeding seeking : (a) to adjudicate itself an insolvent person or a bankrupt ; (b) to liquidate, dissolve or wind - up its business or assets ; (c) to compromise, arrange, adjust or declare a moratorium in respect of the payment of, its debts ; (d) to stay the rights of creditors generally (or any class of creditors) ; (e) any other relief in respect of itself under any federal, provincial or foreign applicable Law now or hereafter in effect relating to bankruptcy, winding - up, insolvency, receivership, restructuring of business, assets or debt, reorganization of business, assets or debt or protection of debtors from their creditors (such applicable Law includes any applicable corporations legislation to the extent the relief sought under such corporations legislation relates to or involves the compromise, settlement, adjustment or arrangement of debt) ; or (f) any other relief which provides for plans or schemes of reorganization, plans or schemes of arrangement or plans or schemes of compromise, in respect of itself, to be submitted or presented to creditors (or any class of creditors) ; (vii) applies for the appointment of, or has a receiver (either court or privately appointed), interim receiver, receiver/manager (either court or privately appointed), sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official appointed in respect of it, or any substantial part of its property ; or (viii) threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 7 . 1 ( g h ) ; (i) (h) any petition is filed, application made or other proceeding instituted against or in respect of any Credit Party: (i) seeking to adjudicate it an insolvent person; (ii) seeking a bankruptcy order against it under the BIA; (iii) seeking to institute proceedings against it under the CCAA; (iv) seeking to institute proceedings against it under the WURA; (v) seeking to institute an involuntary proceeding in a court of competent jurisdiction in the United States seeking relief under U.S. Bankruptcy Law; (vi) seeking, in addition to the forgoing : (a) to adjudicate it an insolvent person or a bankrupt ; (b) to liquidate, dissolve or wind - up its business or assets ; (c) to compromise, arrange, adjust or declare a moratorium in respect of the payment of, its debts ; (d) to stay the rights of creditors generally (or any class of creditors) ; (e) any other relief in respect of it under any federal, provincial or foreign applicable Law now or hereafter in effect relating to bankruptcy, winding - up, insolvency, receivership, restructuring of business, assets or debt,

- 123 - reorganization of business, assets or debt, or protection of debtors from their creditors (such applicable Law includes any applicable corporations legislation to the extent the relief sought under such corporations legislation relates to or involves the compromise, settlement, adjustment or arrangement of debt) ; or (f) any other relief which provides plans or schemes of reorganization, plans or schemes of arrangement or plans or schemes of compromise in respect of it, to be submitted or presented to creditors (or any class of creditors) ; or (vii) seeking the issuance of an order for the appointment of a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official in respect of it or any substantial part of its property, and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that : (a) if the Credit Party fails to contest such petition, application or proceeding the 30 day grace period shall cease to apply ; (b) if an order, decree or judgment is issued (whether or not entered or subject to appeal) against the Credit Party thereunder within the 30 day period, such grace period will cease to apply, and (c) if the Credit Party files an answer or other responding materials admitting the material allegations of a petition, application or other proceeding filed against it, such grace period will cease to apply ; (j) (i) any other event occurs which, under the Laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in either of Sections 7.1( g h ) or ( h i ); (k) (j) one or more judgments for the payment of money in a cumulative amount in excess of Cdn . $ 25 , 000 , 000 (or its then equivalent in any other currency) the Threshold Amount in the aggregate is rendered against any one or more of the Credit Parties and they have not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has not been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period shall cease to apply ; (l) (k) any property of any Credit Party having a Fair Market Value in excess of Cdn . $ 25 , 000 , 000 (or its then equivalent in any other currency) in the aggregate is seized (including by way of execution, attachment, garnishment, levy or distraint), or any Lien thereon securing Indebtedness in excess of Cdn . $ 25 , 000 , 000 (or its then equivalent in any other currency) is enforced, or such property has become subject to any charging order or equitable execution of a Governmental Authority, or any writ of execution or distress warrant with respect to obligations in excess of Cdn . $ 25 , 000 , 000 exists in respect of any Credit Party or the property of any of them having a Fair Market Value in excess of Cdn . $ 25 , 000 , 000 , or any sheriff or other Person becomes lawfully entitled by operation of law or otherwise to seize or distrain upon such property and in any case such seizure, enforcement, execution, attachment, garnishment, distraint, charging order or equitable execution, or other seizure or right, continues in effect and is not released or discharged for more than 30 days or such longer period during which entitlement to the use of such property continues with such Credit Party, and such Credit Party is contesting the same in good faith and by appropriate proceedings, provided that if the

- 124 - property is removed from the use of such Credit Party, or is sold, in the interim, such grace period shall cease to apply; (m) (l) one or more final judgments, not involving the payment of money and not otherwise specified in this Section 7 . 1 ( l m ), has been rendered against any Credit Party, the result of which could reasonably be expected to result in a Material Adverse Effect, so long as such Credit Party has not (i) provided for its discharge in accordance with its terms within 30 days from the date of entry thereof, or (ii) procured a stay of execution thereof within 30 days from the date of entry thereof and within such period, or such longer period during which execution of such judgment has been stayed, appealed such judgment and caused the execution thereof to be stayed during such appeal, provided that if enforcement or realization proceedings are lawfully commenced in respect thereof in the interim, such grace period shall cease to apply ; (n) (m) this Agreement, any other Loan Document or any material obligation or other provision hereof or thereof at any time for any reason terminates or ceases to be in full force and effect and a legally valid, binding and enforceable obligation of any Credit Party, is declared to be void or voidable or is repudiated, or the validity, binding effect, legality or enforceability hereof or thereof is at any time contested by any Credit Party, or any Credit Party denies that it has any or any further liability or obligation hereunder or thereunder or any action or proceeding is commenced to enjoin or restrain the performance or observance by any Credit Party of any material terms hereof or thereof or to question the validity or enforceability hereof or thereof, or at any time it is unlawful or impossible for any Credit Party to perform any of its material obligations hereunder or thereunder ; (o) (n) [Intentionally deleted] (p) (o) a Material Adverse Change shall occur; (q) (p) a Change of Control shall occur; or (r) (q) if: (i) any ERISA Event occurs; (ii) there is or arises an Unfunded Pension Liability (taking into account only US Plans with positive Unfunded Pension Liability) of Cdn.$20,000,000 or more; or (iii) there is or arises any potential Withdrawal Liability under Section 4201 of ERISA, if any Credit Party or any ERISA Affiliate were to withdraw completely from any and all Multiemployer Plans of Cdn . $ 20 , 000 , 000 or more, and the liability of any or all of the Credit Parties and the ERISA Affiliates contemplated by the foregoing clauses (i), (ii) and (iii), either individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect ; then, (A) in every such event other than those described in (B), and at any time thereafter during the continuance of such event or any other such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Borrower, take either or both of the following actions, at the same or different times : (x) terminate the Commitments, and thereupon

- 125 - the Commitments shall terminate immediately, and (y) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind except as set out earlier in this paragraph, all of which are hereby waived by the Borrower, and (B) in the case of any event with respect to the Borrower described in Section 7 . 1 ( g h ), ( h i ) or ( i j ), the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, and Cover for any outstanding Letters of Credit, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower . 7.2 Non - Delivery of Sustainability Certificate. Notwithstanding anything in this Agreement to the contrary, neither the failure of the Borrower to publish a Sustainability Report or deliver a Sustainability Certificate, in each case, pursuant to Section 5.1(1)(k), nor the failure of the Borrower to meet or satisfy any SPT Metric set out in the “Applicable Sustainability Margin Adjustment” definition, shall be, or deemed to be, a Default or an Event of Default. ARTICLE 8 THE ADMINISTRATIVE AGENT 1. Appointment of Administrative Agent. Each Lender hereby designates Canadian Imperial Bank of Commerce as Administrative Agent to act as herein specified and as specified in the other Loan Documents . Each Lender hereby irrevocably authorizes the Administrative Agent to take such action on its behalf under the provisions of the Loan Documents and to exercise such powers and to perform such duties thereunder as are specifically delegated to or required of the Administrative Agent by the terms thereof and such other powers as are reasonably incidental thereto . The Administrative Agent may perform any of its duties hereunder by or through its agents or employees . 2. Secured Parties. (a) The Credit Party Guarantee shall be in favour of the Administrative Agent for the benefit of the Secured Parties. (b) The Secured Hedge Obligations shall rank pari passu with the obligations of the Borrower under this Agreement. (c) The Secured Cash Management Obligations shall rank pari passu with the obligations of the Borrower under this Agreement. (d) Notwithstanding such common security and prior to the Lender Termination Date, all decisions regarding the administration and enforcement of the Credit Party Guarantee shall be made by the Lenders alone, and no Secured Hedge Counterparty or Secured Cash Management Provider shall have any voting rights under this Agreement or any other right whatsoever to participate in the administration or enforcement of the Credit

- 126 - Party Guarantee . For the avoidance of doubt but without limitation, prior to the Lender Termination Date any or all of the Credit Party Guarantee or any rights contained therein may be amended or released by the Administrative Agent without the consent of any Secured Hedge Counterparty or Secured Cash Management Provider . (e) Each Lender that is or becomes a Secured Hedge Counterparty or Secured Cash Management Provider shall be bound as such by virtue of its execution and delivery of this Credit Agreement or an Assignment and Assumption, as applicable, notwithstanding that such capacity as Secured Hedge Counterparty or Secured Cash Management Provider may not be identified on its signature line . Each Lender shall cause its Related Non - Party Beneficiaries to comply with the terms and conditions of the Loan Documents applicable to them and pay and perform their debts, liabilities and obligations thereunder . 3. Limitation of Duties of Administrative Agent. The Administrative Agent shall have no duties or responsibilities except those expressly set out with respect to the Administrative Agent in this Agreement and as specified in the other Loan Documents . None of the Administrative Agent, nor any of its Related Parties shall be liable for any action taken or omitted by it as such hereunder or in connection herewith, unless caused by its or their gross negligence or willful misconduct . The duties of the Administrative Agent shall be mechanical and administrative in nature ; the Administrative Agent shall not have, by reason of this Agreement or the other Loan Documents, a fiduciary relationship in respect of any Secured Party . Nothing in this Agreement or the other Loan Documents, expressed or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement except as expressly set out herein . The Administrative Agent shall be under no duty to take any discretionary action permitted to be taken by it pursuant to this Agreement or the other Loan Documents unless it is requested in writing to do so by the Required Lenders . 4. Lack of Reliance on the Administrative Agent. (1) Independent Investigation . Independently, and without reliance upon the Administrative Agent, each Lender, to the extent it deems appropriate, has made and shall continue to make (a) its own independent investigation of the financial condition and affairs of the Credit Parties in connection with the taking or not taking of any action in connection herewith, and (b) its own appraisal of the creditworthiness of the Credit Parties, and, except as expressly provided in this Agreement and the other Loan Documents, the Administrative Agent shall have no duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the consummation of the Transactions or at any time or times thereafter . (2) Agents Not Responsible . The Administrative Agent shall not be responsible to any Lender for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, collectibility, priority or sufficiency of this Agreement or the other Loan Documents or the financial condition of the Credit Parties or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or the other Loan Documents, or the financial condition of the Credit Parties, or the existence or possible existence of any Default or Event of Default .

- 127 - 5. Certain Rights of the Administrative Agent. If the Administrative Agent shall request instructions from the Lenders or the Required Lenders (as the case may be) with respect to any act or action (including the failure to act) in connection with this Agreement or the other Loan Documents, the Administrative Agent shall be entitled to refrain from such act or taking such action unless and until the Administrative Agent shall have received written instructions from the Lenders or the Required Lenders, as applicable, and the Administrative Agent shall not incur liability to any Person by reason of so refraining . Without limiting the foregoing, no Lender shall have any right of action whatsoever against the Administrative Agent as a result of the Administrative Agent acting or refraining from acting under this Agreement and the other Loan Documents in accordance with the instructions of the Required Lenders, or, to the extent required by Section 9 . 2 , all of the Lenders . 6. Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or facsimile message, electronic mail, cablegram, radiogram, order or other documentary teletransmission or telephone message believed by it to be genuine and correct and to have been signed, sent or made by the proper Person . The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon . In determining compliance with any condition hereunder to the making of a Loan or Borrowing that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan . The Administrative Agent may consult with legal counsel (including counsel for the Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts . 7. Indemnification of Administrative Agent. To the extent the Administrative Agent is not reimbursed and indemnified by the Borrower, each Lender shall reimburse and indemnify the Administrative Agent, in proportion to its aggregate Applicable Percentage, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including reasonable counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in performing its duties hereunder, in any way relating to or arising out of this Agreement or any other Loan Document ; provided that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or willful misconduct . 8.8 The Administrative Agent and the Co - Sustainability Structuring Agents in their Individual Capacity. With respect to its obligations under this Agreement and the Loans made by it, Canadian Imperial Bank of Commerce, in its capacity as a Lender hereunder, shall have the same rights and powers hereunder as any other Lender and may exercise the same as though it were not performing the duties, if any, specified herein ; and the terms “ Lenders ”, “ Required Lenders ”, “ Revolving Credit Lenders ”, “ Term Credit Lenders ” and any similar terms shall, unless the context clearly otherwise indicates,

- 128 - include Canadian Imperial Bank of Commerce in its capacity as a Lender hereunder . The Administrative Agent, the Lead Arranger and the Co - Sustainability Structuring Agents may accept deposits from, lend money to, and generally engage in any kind of banking, trust, financial advisory or other business with the Borrower or any Affiliate of the Borrower as if it were not performing the duties, if any, specified herein, and may accept fees and other consideration from the Borrower for services in connection with this Agreement and otherwise without having to account for the same to the Lenders . 9. May Treat Lender as Owner. The Borrower, the Administrative Agent and the Issuing Banks may deem and treat each Lender as the owner of the Loans recorded on the Register maintained pursuant to Section 9 . 4 (3) for all purposes hereof until a written notice of the assignment or transfer thereof shall have been filed with the Administrative Agent . Any request, authority or consent of any Person who at the time of making such request or giving such authority or consent is the owner of a Loan shall be conclusive and binding on any subsequent owner, transferee or assignee of such Loan . 10. Successor Administrative Agent. (1) Replacement of Administrative Agent . The Administrative Agent may resign at any time by giving written notice thereof to the Lenders, the Issuing Banks and the Borrower, and may be removed at any time, with or without cause, by the Required Lenders . Upon any such resignation or removal, the Required Lenders shall have the right, upon five Business Days’ notice to the Borrower, to appoint a successor Administrative Agent (who shall not be a non - resident of Canada within the meaning of the Income Tax Act), subject to the approval of the Borrower, such approval not to be unreasonably withheld . If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation or the Required Lenders’ removal of the retiring Administrative Agent, then, upon five Business Days’ notice to the Borrower, the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent (subject to approval of the Borrower, such approval not to be unreasonably withheld), which shall be a financial institution organized and existing under the laws of Canada having a combined capital and surplus of at least Cdn . $ 1 , 000 , 000 , 000 or having a parent company with combined capital and surplus of at least Cdn . $ 1 , 000 , 000 , 000 . (2) Rights, Powers, etc . Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement . After any retiring Administrative Agent’s resignation or removal hereunder as Administrative Agent, the provisions of this Article 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under this Agreement . 11. No Independent Legal Action. Notwithstanding that any debt arising hereunder to a Lender shall be separate and independent debt, no Lender may take any independent legal action to enforce any obligation of the Borrower hereunder . Each Lender hereby acknowledges that, to the extent permitted by applicable Law, the Credit Party Guarantee and the remedies provided thereunder to the Secured Parties are for the benefit of the Secured Parties collectively and acting together and not severally, and further acknowledges that each Secured Party’s rights hereunder and under the Credit Party Guarantee are to be exercised collectively, not severally, by the Administrative Agent upon the decision of the Required Lenders . Accordingly, notwithstanding any of the provisions contained herein or in the Credit Party Guarantee, each of the

- 129 - Lenders hereby covenants and agrees that it and its Related Non - Party Beneficiaries shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder, but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Required Lenders, provided that, notwithstanding the foregoing, in the absence of instructions from the Lenders (or the Required Lenders) and where in the sole opinion of the Administrative Agent the exigencies of the situation so warrant such action, the Administrative Agent may without notice to or consent of the Lenders (or the Required Lenders) take such action on behalf of the Secured Parties as it deems appropriate or desirable in the interests of the Secured Parties . Each Lender hereby further covenants and agrees that upon any such written consent being given by the Required Lenders (or, to the extent required by Section 9 . 2 , the Lenders), it and its Related Non - Party Beneficiaries shall co - operate fully with the Administrative Agent to the extent requested by the Administrative Agent, and each Lender further covenants and agrees that all proceeds from the realization of the Credit Party Guarantee, to the extent permitted by applicable Law, are held for the benefit of all of the Secured Parties and shall be shared among them in accordance with this Agreement, and each Lender acknowledges that all costs of any such realization (including all amounts for which the Administrative Agent is required to be indemnified under the provisions hereof) shall be shared among the Lenders in accordance with this Agreement . Each Lender covenants and agrees to do, and to cause its Related Non - Party Beneficiaries to do, all acts and things and to make, execute and deliver all agreements and other instruments, so as to fully carry out the intent and purpose of this Section 8 . 11 , and each Lender hereby covenants and agrees that it and its Related Non - Party Beneficiaries shall not (i) seek, take, accept or receive any Lien (other than a right of set - off) or Guarantee for any of the Secured Liabilities other than is provided to the Administrative Agent, or (ii) enter into any other agreement with any of the Group Parties relating in any manner whatsoever to the Credits unless all of the Lenders shall at the same time obtain the benefit of any such agreement . For the avoidance of doubt but subject always to Section 2 . 16 , nothing in this Section 8 . 11 shall limit or otherwise affect the ability of any Secured Party to separately enforce its rights under any document, instrument or agreement with respect to any Secured Hedge Arrangement or Secured Cash Management Services . 8.12 Payments by Administrative Agent. (a) The following provisions shall apply to any and all payments made by the Administrative Agent to the Lenders (or any of them) hereunder: (i) the Administrative Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of such payment has been received by the Administrative Agent from the Borrower ; (ii) if the Administrative Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Administrative Agent shall have no obligation to remit to each Lender any amount other than such Lender’s Applicable Percentage of that amount which is the amount actually received by the Administrative Agent ; (iii) if any Lender advances more or less than its Applicable Percentage of a Credit, such Lender’s entitlement to such payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender ; (iv) if a Lender’s Applicable Percentage of a Credit has been advanced, or a Lender’s Commitment has been outstanding, for less than the full period to which any payment (other than a payment of principal) by the Borrower relates, such

- 130 - Lender’s entitlement to such payment shall be reduced in proportion to the length of time such Lender’s Applicable Percentage of the relevant Credit or such Lender’s Commitment, as the case may be, has actually been outstanding ; (v) the Administrative Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and such determination shall, in the absence of demonstrable error, be binding and conclusive ; and (vi) upon request, the Administrative Agent shall deliver a statement detailing any of the payments to the Lenders referred to herein. (b) Unless the Administrative Agent has actual knowledge that the Borrower has not made or will not make a payment to the Administrative Agent for value on the date in respect of which the Borrower has notified the Administrative Agent that the payment will be made, the Administrative Agent shall be entitled to assume that such payment has been or will be received from the Borrower when due and the Administrative Agent may (but shall not be obliged to), in reliance upon such assumption, pay the Lenders corresponding amounts . If the payment by the Borrower is in fact not received by the Administrative Agent on the required date and the Administrative Agent has made available corresponding amounts to the Lenders, the Borrower shall, without limiting its other obligations under this Agreement, indemnify the Administrative Agent against any and all liabilities, obligations, losses, damages, penalties, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on or incurred by the Administrative Agent as a result, provided that such indemnity shall not be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and non - appealable judgment to have resulted from the gross negligence or wilful misconduct by the Administrative Agent . A certificate of the Administrative Agent with respect to any amount owing by the Borrower under this Section shall be prima facie evidence of the amount owing in the absence of demonstrable error . If the payment is not received by the Administrative Agent from the Borrower within a reasonable time following the disbursement to the Lenders by the Administrative Agent, the Lenders shall return the amounts received by them to the Administrative Agent with interest at the Canadian Prime Rate . 13. Lead Arranger and Bookrunner. The Lead Arranger and the Bookrunner have no duties, liabilities or obligations hereunder. 14. Co - Sustainability Structuring Agents. (1) Canadian Imperial Bank of Commerce and Royal Bank of Canada shall act as Co - Sustainability Structuring Agents and shall have the same immunities, indemnities and exclusions from liability as are prescribed in favor of the Administrative Agent in this Agreement, which shall apply mutatis mutandis . (2) Neither the Administrative Agent nor the Co - Sustainability Structuring Agents shall have any responsibility for (or liability in respect of) reviewing, auditing or otherwise evaluating any calculation by the Borrower of any Applicable Sustainability Margin Adjustment or any SPT Metric (or any of the data or computations that are part of or related to any such calculation) set

- 131 - forth in any Sustainability Certificate (and the Administrative Agent and the Co - Sustainability Structuring Agents may rely conclusively on any such certificate, without further inquiry). 8 . 15 Erroneous Payments by the Administrative Agent . (1) Clawback . If the Administrative Agent (x) notifies a Lender or other Secured Party, or any Person who has received funds on behalf of a Lender or other Secured Party under or pursuant to any of the Loan Documents (any such Lender, other Secured Party or other recipient, a “ Payment Recipient ”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under Section 8 . 15 (2)) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, other Secured Party or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “ Erroneous Payment ”) and (y) demands in writing the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 8 . 15 (1) and held in trust for the benefit of the Administrative Agent, and such Lender or other Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than three Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in U . S . Dollars, the Federal Funds Rate, and in respect of an Erroneous Payment in Canadian Dollars or any other currency, at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent), and (y) a rate determined by the Administrative Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect . A notice of the Administrative Agent to any Payment Recipient under this Section 8 . 15 (1) shall be conclusive, absent manifest error . (2) Error Designation . Without limiting the immediately preceding Section 8 . 15 (1), each Lender or other Secured Party, or any Person who has received funds on behalf of a Lender or other Secured Party under or pursuant to any of the Loan Documents, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or Secured Party, or other such recipient, otherwise becomes aware was transmitted, paid, or received, in error or by mistake (in whole or in part), then in each such case : (a) it acknowledges and agrees that (i) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent express written confirmation from the Administrative Agent to the contrary), or (ii) an error and mistake

- 132 - has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and (b) such Lender or other Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Business Day of its knowledge of the occurrence of any of the circumstances described in the immediately preceding clauses (x),(y) and (z)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 8 . 15 (2) . For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 8.15(2) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 8.15(2) or on whether or not an Erroneous Payment has been made. (3) Set - off . Each Lender or other Secured Party hereby authorizes the Administrative Agent to set - off, net and apply any and all amounts at any time owing to such Lender or other Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender or other Secured Party under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under Section 8 . 15 (1) . (4) Assignment . In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with Section 8 . 15 (1), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its behalf) (such unrecovered amount, an “ Erroneous Payment Return Deficiency ”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto) : (a) such Lender shall be deemed to have assigned its Loans (but not any of its Commitments) under any of the applicable Facilities with respect to which such Erroneous Payment was made (the “ Erroneous Payment Impacted Facilities ”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not any of its Commitments) of the Erroneous Payment Impacted Facilities, the “ Erroneous Payment Deficiency Assignment ”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption with respect to such Erroneous Payment Deficiency Assignment ; (b) the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment; (c) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of

- 133 - doubt, its obligations under the indemnification provisions of this Agreement and any of its Commitments which shall survive as to such assigning Lender; (d) the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment ; and (e) the Administrative Agent will reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender and such Commitments shall remain available in accordance with the terms of this Agreement. Subject to Section 9 . 4 (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and, upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf) . In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loans acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment ( to the extent that any such loans are then owned by the Administrative Agent) and (y) may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time . (5) Secured Liabilities Satisfaction . The parties hereto agree that (x) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender or other Secured Party, to the rights and interests of such Lender or Secured Party, as the case may be) under the Loan Documents with respect to such amount (the “ Erroneous Payment Subrogation Rights ”) ( provided that the Credit Parties’ Secured Liabilities under the Loan Documents in respect of the Erroneous Payment Subrogation Rights shall not be duplicative of such Secured Liabilities in respect of Loans that have been assigned to the Administrative Agent under an Erroneous Payment Deficiency Assignment), and (y) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Liabilities owed by the Borrower or any other Credit Party ; provided that this Section 8 . 15 (5) shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the obligations of the Borrower relative to the amount (and/or timing for payment) of the obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent ; provided, further, that for the avoidance of doubt, immediately preceding clauses (x)and (y) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrower or any other Credit Party or (ii) the proceeds of realization from the enforcement of one or more of the Loan Documents against or in respect of one or more of the Credit Parties ; provided that , in each case, such funds were received by the Administrative Agent for the purpose of discharging such Secured Liabilities .

- 134 - (6) Waiver of Defences . To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set - off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on “discharge for value”, “good consideration” for the Erroneous Payment or change of position by such Payment Recipient, any defense that the intent of the Administrative Agent was that such Payment Recipient retain the Erroneous Payment in all events, or any doctrine or defense similar to any of the foregoing . (7) Survival . Each party’s obligations, agreements and waivers under this Section 8 . 15 shall survive the resignation or replacement of the Administrative Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof the termination of the Commitments and/or the repayment, satisfaction or discharge of all Secured Liabilities (or any portion thereof) under any Loan Document . (8) Affiliates . For purposes of this Section 8.15, each Lender: (a) agrees it is executing and delivering this Agreement with respect to this Section 8 . 15 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 8 . 15 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates ; (b) represents, warrants, covenants and agrees that its Affiliates referred to in this Section 8 . 15 and any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 8 . 15 ; and (c) agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Loan Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 8 . 15 will be binding upon such Lender and such Lender does hereby indemnify and save the Administrative Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Administrative Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 8 . 15 . (9) No Borrower Liability . Except pursuant to an Erroneous Payment Deficiency Assignment or the exercise of any Erroneous Payment Subrogation Rights (or any equivalent equitable subrogation rights), the Borrower shall not have any liability to the Administrative Agent or any other Secured Party for any Erroneous Payment or any interest, loss, cost or damages related there to arising therefrom under any provision of this Agreement or any other Loan Document or under any legal principle or theory, whether arising by law or in equity . ARTICLE 9 MISCELLANEOUS 9.1 Notices. (1) Method and Contact Information . Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to Section 9 . 1 (2)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or

- 135 - overnight courier service, mailed by certified or registered mail or sent by e - mail in each case to the addressee, as follows: (i) if to the Borrower or any other Credit Party: Stantec Inc. Suite # 400 300 , 10220 – 103 Avenue NW Edmonton, Alberta T5J 0K4 Attention: E - mail: [ Redacted – Confidential Information ] [ Redacted – Personal Information ] with a copy to: Stantec Inc. Suite # 400 300 , 10220 – 103 Avenue NW Edmonton, Alberta T5J 0K4 Attention: E - mail: [ Redacted – Confidential Information ] [ Redacted – Personal Information ] (ii) if to the Administrative Agent: Canadian Imperial Bank of Commerce Infrastructure/Technology, Infrastructure and Innovation 595 Bay Street, CPS-7th Floor Toronto, Ontario M5G 2C2 Attention: Email: [ Redacted – Confidential Information ] [ Redacted – Personal Information ] with a copy to: Canadian Imperial Bank of Commerce 199 Bay Street, 11 th Floor Commerce Court West Toronto ON M5L 1A2 Attention: E - Mail: [ Redacted – Confidential Information ] [ Redacted – Personal Information ] (iii) if to any Lender, any Issuing Bank, or any Co - Sustainability Structuring Agent, to it at its address or e - mail address set out opposite its name on Schedule 9 . 1 or in the Assignment and Assumption by which it becomes a Lender . (2) Electronic Communications . Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent ; provided that the foregoing shall not apply to notices pursuant to Article 2 unless otherwise agreed by the Administrative Agent and the applicable Lender . The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communication to it

- 136 - hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. (3) Change of Address ; When Notice Deemed Given . Any party hereto may change its address or e - mail address for notices and other communications hereunder by notice to the other parties hereto in the manner provided in Section 9 . 1 . All notices and other communications given to any Party in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt . 2. Waivers; Amendments. (1) Waiver . No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power . The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have . No waiver of any provision of this Agreement or consent to any departure by the Borrower therefrom shall in any event be effective unless the same shall be permitted by Section 9 . 2 (2), and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given . Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time . (2) Amendments . Neither this Agreement nor the Credit Party Guarantee (or any provision hereof or thereof) may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders or by the Borrower and the Administrative Agent with the consent of the Required Lenders (and for greater certainty, any such waiver, amendment or modification shall not require any consent or other agreement of any Credit Party other than the Borrower, notwithstanding that any such Credit Party may be a party to this Agreement or any other Loan Document) ; provided that no such agreement shall : (a) increase the amount of any Commitment of any Lender; (b) extend the expiry date of any Commitment of any Lender; (c) other than by way of any Additional Commitment, increase the amount of any Indebtedness available hereunder; (d) except as specifically provided in Section 2 . 22 , reduce the principal amount of any Loan or reduce the rate of interest or any fee applicable to any Loan (provided that the Required Lenders may amend the definition of Leverage Ratio notwithstanding any effect on the Applicable Margin Applicable Sustainability Margin Adjustment (or any of its requisite components or mechanics) as long as the aggregate potential amount of the decrease to the Applicable Margin effected thereby does not exceed [ Redacted – Amount ] basis points per annum of interest or [ Redacted – Amount ] basis point per annum of standby fees ) ; (e) postpone the scheduled date of payment of the principal amount of any Loan, or any interest thereon, or any fees payable in respect thereof, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any

- 137 - Commitment (it being understood that modifications to, or waivers of, the mandatory prepayment provisions of Section 2.9(2) do not fall within this clause (e)); (f) change Section 2.16 in a manner that would alter the sharing of payments required thereby; (g) change any of the provisions of Section 9 . 2 or the definition of “ Required Lenders ” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder ; (h) waive any Event of Default under Section 7 . 1 ( g h ), ( h i ), or ( i j ) (it being understood that any other Event of Default may be waived by the Required Lenders, notwithstanding that the Loans would otherwise bear a default rate of interest and be capable of falling due and payable) ; or (i) release any Credit Party from any material obligations under the Credit Party Guarantee and other instruments contemplated by this Agreement, permit the creation of any Liens (other than Permitted Liens) on any of the assets of the Group Parties, waive or forgo the delivery of the Credit Party Guarantee required hereunder, or lower the priority of any payment obligation of any Credit Party under any of the Loan Documents ; or (j) change the amounts under the column titled “Adjustment to the Applicable Margin” in the table contained in the definition of “Applicable Sustainability Margin Adjustment” ; provided that (i) any adoption of any Alternative SPT Metric in accordance with Section 2 . 22 (2) ; (ii) any amendment to an SPT Metric or any target set therefor set forth under the column titled “Target” in the definition of “Applicable Sustainability Margin Adjustment” ; (iii) any amendment to the definition of “Applicable Sustainability Margin Adjustment” in accordance with Section 2 . 22 (5) ; and (iv) any amendment in accordance with Section 2 . 22 (6), shall, in each case, only require the consent of the Required Lenders in each case without the prior written consent of each Lender, or in the case of the matters referred to in Section 9 . 2 (2)(a) (b), (d), (e) , and (f), without the prior written consent of each Lender directly affected thereby, and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent, an Issuing Bank, a Co - Sustainability Structuring Agent or the Swingline Lender hereunder, as the case may be, without the prior written consent of the Administrative Agent, such Issuing Bank, such Co - Sustainability Structuring Agent or Swingline Lender (as applicable) . For greater certainty (3) Amendments - without Lenders . Notwithstanding Section 9 . 2 (2) , the Administrative Agent may (a) may release and discharge a Guarantor from the Credit Party Guarantee to the extent necessary to enable a Credit Party to complete any Asset Disposition which is not prohibited by this Agreement or the other Loan Documents, and the Administrative Agent may deliver any documents requested by such Guarantor, acting reasonably, to evidence such release and discharge , and (b) together with the Borrower, enter into amendments or modifications to this Agreement or any of the other Loan Documents, or enter into additional Loan Documents, in each case as the Administrative Agent deems appropriate in order to implement any Conforming Changes or otherwise effectuate the terms of Section 2 . 12 (1) or (2), and all such actions shall become effective without any further action or consent of any Lender or any other party to this Agreement .

- 138 - 9.3 Expenses; Indemnity; Damage Waiver. (1) Expenses . The Borrower shall pay (a) all reasonable out - of - pocket expenses incurred by the Administrative Agent, the Co - Sustainability Structuring Agents and their Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and all applicable Taxes (other than Excluded Taxes), in connection with the syndication of the credit facilities provided for herein and the preparation and administration of this Agreement and the other Loan Documents, (b) all reasonable out - of - pocket expenses incurred by the Administrative Agent, the Co - Sustainability Structuring Agents and their Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent and applicable Taxes (other than Excluded Taxes), in connection with any amendments, modifications or waivers of the provisions hereof or of any of the other Loan Documents, (whether or not the transactions contemplated hereby or thereby shall be consummated), and (c) all out - of - pocket expenses incurred by the Administrative Agent, the Co - Sustainability Structuring Agents, the Lead Arranger or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent or any Lender and all applicable Taxes (other than Excluded Taxes), in connection with the assessment, enforcement or protection of their rights in connection with this Agreement, including its rights under Section 9 . 3 , or in connection with the Loans made hereunder, including all such out - of - pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans . (2) Indemnity . The Borrower shall indemnify the Lead Arranger, each Co - Sustainability Structuring Agent and each Secured Party, as well as each Related Party and each assignee of any of the foregoing Persons (each such Person and each such assignee being called an “ Indemnitee ”) against, and hold each Indemnitee harmless from, any and all losses, claims, cost recovery actions, damages, expenses and liabilities of whatsoever nature or kind and all reasonable out - of - pocket expenses and all applicable Taxes (other than Excluded Taxes) to which any Indemnitee may become subject arising out of or in connection with (a) the execution or delivery of the Loan Documents or any agreement or instrument contemplated thereby, the performance by the parties thereto of their respective obligations thereunder, and the consummation of the Transactions or any other transactions thereunder, (b) any Loan or Letter of Credit or any actual or proposed use of the proceeds therefrom, including any refusal by the applicable Issuing Bank to honour a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit, (c) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by a Credit Party, or any Environmental Liability related in any way to a Credit Party, (d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto, (e) any other aspect of this Agreement and the other Loan Documents, or (f) the enforcement of any Indemnitee’s rights hereunder and any related assessment, investigation, defence, preparation of defence, litigation and enquiries, in each case regardless of whether or not the Acquisition is consummated ; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence (it being acknowledged that ordinary negligence does not necessarily constitute gross negligence) or wilful misconduct of such Indemnitee, or (y) result from a claim brought by any Credit Party or any Subsidiary thereof against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document if such Credit Party or such Subsidiary has obtained a final and nonappealeable judgment in its favour on such claim as determined by a court of competent jurisdiction . (3) Lender Responsibility for Unpaid Expenses and Indemnity . To the extent that the Borrower fails to pay any amount required to be paid under Sections 9 . 3 (1) or (2), each Lender severally agrees to pay to the Administrative Agent, each Co - Sustainability Structuring Agent, the Issuing Banks

- 139 - or the Swingline Lender (as applicable) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount ; provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, a Co - Sustainability Structuring Agent, the Issuing Banks or the Swingline Lender, in its capacity as such . (4) Inspections for Administration . Any inspection of any property of any Credit Party made by or through the Administrative Agent or any Lender shall be for purposes of administration of the Credits only, and no Credit Party shall be entitled to rely upon the same (whether or not such inspections are at the expense of the Borrower) . (5) No Representation . By accepting or approving anything required to be observed, performed, fulfilled or given to the Administrative Agent or the Lenders pursuant to the Loan Documents, neither the Administrative Agent nor the Lenders shall be deemed to have warranted or represented the sufficiency, legality, effectiveness or legal effect of the same, or of any term, provision or condition thereof, and such acceptance or approval thereof shall not constitute a warranty or representation to anyone with respect thereto by the Administrative Agent or the Lenders . (6) Relationship Between Parties . The relationship between the Borrower and the Administrative Agent and the Lenders is, and shall at all times remain, solely that of borrower and lenders . Neither the Administrative Agent nor the Lenders shall under any circumstances be construed to be partners or joint venturers of the Borrower or its Affiliates . Neither the Administrative Agent nor the Lenders shall under any circumstances be deemed to be in a relationship of confidence or trust or a fiduciary relationship with the Borrower or its Affiliates, or to owe any fiduciary duty to the Borrower or its Affiliates . Neither the Administrative Agent nor the Lenders undertake or assume any responsibility or duty to the Borrower or its Affiliates to select, review, inspect, supervise, pass judgment upon or inform the Borrower or its Affiliates of any matter in connection with their property or the operations of the Borrower or its Affiliates . The Borrower and its Affiliates shall rely entirely upon their own judgment with respect to such matters, and any review, inspection, supervision, exercise of judgment or supply of information undertaken or assumed by the Administrative Agent or the Lenders in connection with such matters shall be solely for the protection of the Administrative Agent and the Lenders, and neither the Borrower nor any other Person shall be entitled to rely thereon . (7) Limitation of Liability . The Administrative Agent and the Lenders shall not be responsible or liable to any Person for any loss, damage, liability or claim of any kind relating to injury or death to Persons or damage to property caused by the actions, inaction or negligence of any Credit Party or its Affiliates, and the Borrower hereby indemnifies and holds the Administrative Agent and the Lenders harmless on the terms set out in Section 9 . 3 (2) from any such loss, damage, liability or claim . (8) Payment of Expenses and Indemnity . All amounts due under Section 9 . 3 shall be payable not later than three Business Days after written demand therefor . 9.4 Successors and Assigns. (1) Successors and Assigns . The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Banks that issues any Letter of Credit), except that (a) the Borrower shall not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void), and (b) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with Section 9 . 4 . Nothing in this Agreement, expressed or implied, shall

- 140 - be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Bank that issues any Letter of Credit) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement . (2) Assignment by Lenders . Any Lender may assign to one or more assignees (treating any fund that invests in bank loans and any other fund that invests in bank loans and is managed by the same investment advisor of such fund or by an Affiliate of such investment advisor as a single assignee) all or a portion of its rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitments and the Loans at the time owing to it); provided that (a) except in the case of an assignment to a Lender or a Lender Affiliate, the Borrower must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed, provided that the Borrower shall be deemed to be withholding its consent reasonably if the proposed assignee is a Competitor), (b) at and after the time of the assignment, other than an assignment made while an Event of Default has occurred and is continuing, the Borrower will not be under any obligation to pay any greater amount pursuant to Section 2.15 than it would have been obliged to pay if the Lender had not made such assignment, and (c) except in the case of an assignment to a Lender or a Lender Affiliate, the Administrative Agent (and, if a Revolving Credit Commitment is being assigned, the Issuing Banks) must give its prior written consent to such assignment (which consent shall not be unreasonably withheld or delayed); (d) the Borrower’s consent shall not be required with respect to any assignment made at any time after the occurrence and during the continuance of an Event of Default, (e) except in the case of an assignment to a Lender or a Lender Affiliate or an assignment of the entire remaining amount of the assigning Lender’s Commitment, the amount of the Commitment of the assigning Lender subject to each such assignment (determined as of the date on which the Assignment and Assumption relating to such assignment is delivered to the Administrative Agent) shall not be less than Cdn.$10,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing and the amount held by each Lender after each such assignment shall not be less than Cdn.$10,000,000, unless each of the Borrower and the Administrative Agent otherwise consent in writing, (f) each partial assignment in respect of a Commitment and the related Loans shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement in respect of such Commitment and the related Loans, (g) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with (except in the case of an assignment to a Lender or a Lender Affiliate) a processing and recordation fee of Cdn.$5,000, payable by the assigning Lender, (h) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire, and (i) no assignment may be made to any Credit Party, any Affiliate of a Credit Party, or a Defaulting Lender. The Administrative Agent shall provide the Borrower and each Lender with written notice of any change in (or new) address of a Lender disclosed in an Administrative Questionnaire. Subject to acceptance and recording thereof pursuant to Section 9.4(4), from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, shall have all of the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.13, 2.14, and 2.15 and 9.3). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with Section 9.4 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 9.4(5). (3) Register. The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption

- 141 - delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “ Register ”) . The entries in the Register shall be conclusive, and the Borrower, the Administrative Agent, the Issuing Banks, and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement . The Register shall be available for inspection by the Borrower, any Issuing Bank and any Lender at any reasonable time and from time to time upon reasonable prior notice . (4) Acceptance and Recording of Assignments . Upon its receipt of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in Section 9 . 4 (2) and any written consent to such assignment required by Section 9 . 4 (2), the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register . No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this Section 9 . 4 (4) . (5) Participations . Any Lender may, without notice to the Borrower or the consent of the Borrower, the Administrative Agent, the Issuing Banks or the Swingline Lender, sell participations to one or more Persons (a “ Participant ”) in all or a portion of such Lender’s rights and obligations under this Agreement and the other Loan Documents (including all or a portion of its Commitment and the Loans owing to it) ; provided that (a) such Lender’s obligations under this Agreement shall remain unchanged, (b) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (c) the Borrower, the Administrative Agent, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement . Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that (d) such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement ; provided that such agreement or instrument may provide that such Lender shall not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9 . 2 (2) that affects such Participant, and (e) the Participant shall agree to maintain the confidentiality of Information (as defined in Section 9 . 16 ) on terms and conditions substantively similar to those contained in Section 9 . 16 . Subject to Section 9 . 4 (6), the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2 . 13 , 2 . 14 , 2 . 15 and 9 . 3 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9 . 4 (2) . To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 9 . 11 as though it were a Lender, provided that such Participant agrees to be subject to Section 2 . 16 (4) as though it were a Lender . (6) Rights of Participant . A Participant shall not be entitled to receive any greater payment under Sections 2 . 13 , 2 . 14 , 2 . 15 and 9 . 3 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent . (7) Lender Pledge of Security . Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and Section 9 . 4 shall not apply to any such pledge or assignment of a security interest ; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto . (8) Borrower’s Obligations. Any assignment or grant of a participation pursuant to Section 9.4 shall constitute neither a repayment by the Borrower to the assigning or granting Lender of any Loan

- 142 - included therein, nor a new advance of any such Loan to the Borrower by such Lender or by the assignee or Participant, as the case may be . The parties acknowledge that the Borrower’s obligations hereunder with respect to any such Loans shall continue and shall not constitute new obligations as a result of such assignment or participation . 9.5 Anti - Money Laundering Legislation. (1) Information . The Borrower acknowledges that, pursuant to AML Legislation, the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrower, its directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrower, and the transactions contemplated hereby . The Borrower shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence . (2) Role of Agent . If the Administrative Agent has ascertained the identity of the Borrower or any authorized signatories of the Borrower for the purposes of applicable AML Legislation, then the Administrative Agent : (a) shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a “written agreement” in such regard between each Lender and the Administrative Agent within the meaning of applicable AML Legislation ; and (b) shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness. Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrower or any authorized signatories of the Borrower on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrower or any such authorized signatory in doing so . 9.6 Acknowledgement and Consent to Bail - In of Affected Financial Institutions. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write - down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by : (a) the application of any Write - Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution ; and (b) the effects of any Bail - In Action on any such liability, including, if applicable: (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of

- 143 - any rights with respect to any such liability under this Agreement or any other Loan Document; or (iii) the variation of the terms of such liability in connection with the exercise of the write - down and conversion powers of any applicable Resolution Authority. 7. Survival . All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated . Sections 2 . 13 , 2 . 14 , 2 . 15 , 9 . 3 and Article 8 shall survive and remain in full force and effect, regardless of the consummation of the Transactions, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof . 8. Counterparts and Execution . (1) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument . Counterparts may be executed either in original or faxed or other electronic form and the parties adopt any signatures received by a receiving fax machine or via e - mail as original signatures of the parties ; provided, however, that any Party providing its signature in such manner shall promptly forward to the other parties an original of the signed copy of this Agreement which was so faxed or e - mailed . (2) Delivery of an executed counterpart of a signature page of this Agreement or any other Loan Document by telecopy, emailed pdf . or any other electronic means that reproduces an image of, or otherwise constitutes, the actual executed signature page shall be effective as delivery of a manually executed counterpart . The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to any document to be signed in connection with this Agreement or any other Loan Document and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper - based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law ; provided that nothing herein shall require the Administrative Agent to accept Electronic Signatures in any form or format without its prior written consent . (3) Each Party agrees that, at any time, the Administrative Agent and each Lender may convert paper records of this Agreement, the other Loan Documents and all other documentation delivered to the Administrative Agent hereunder in such capacity (each, a “Paper Record”) into electronic images (each, an “Electronic Image”) as part of the Administrative Agent’s or Lender’s, as applicable, normal business practices . Each party hereto agrees that each such Electronic Image shall be considered as an authoritative copy of the Paper Record and shall

- 144 - be legally binding on the parties and admissible in any legal, administrative or other proceeding as conclusive evidence of the con - tents of such document in the same manner as the original Paper Record . 9. Entire Agreement. This Agreement (together with the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent), constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written . There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement or in such other applicable agreements . 10. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and shall be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction . 11. Right of Set Off. If an Event of Default shall have occurred and be continuing, each Secured Party is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other obligations at any time owing by such Secured Party to or for the credit or the account of any Credit Party against any of and all of the obligations of the Credit Parties now or hereafter existing under the Loan Documents held by such Secured Party, irrespective of whether or not such Secured Party shall have made any demand under any Loan Document and although such obligations may be unmatured and regardless of the currency of the deposit . The rights of each Secured Party under this Section 9 . 11 are in addition to other rights and remedies (including other rights of set off) which such Secured Party may have . 12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in that Province and shall be treated, in all respects, as an Alberta contract . 13. Attornment. Each party hereto agrees (a) that any action or proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the Province of Alberta, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Alberta court, (b) that it irrevocably waives any right to, and shall not, oppose any such Alberta action or proceeding on any jurisdictional basis, including forum non conveniens, and (c) not to oppose the enforcement against it in any other jurisdiction of any judgment or order duly obtained from an Alberta court as contemplated by this Section 9 . 13 .

- 145 - 14. Service of Process. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 9 . 1 . Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by Law . 15. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY) . EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9 . 15 . 16. Confidentiality. Each of the Administrative Agent, the Issuing Banks and each Lender shall maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to each of their Affiliates, Lender Affiliates (in the case of a Lender) directors, officers, employees, agents and advisors, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any rating agency, credit bureau, regulatory authority or other Governmental Authority, (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under any Loan Document or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 9 . 16 , to (i) any actual or prospective assignee of or Participant in any of its rights or obligations under this Agreement, or (ii) any actual or prospective counterparty (or its advisors) to any Hedge Arrangement relating to the Borrower and its obligations, (g) to their auditors in connection with any audit, (h) with the consent of the Borrower, or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 9 . 16 , or (ii) becomes available to the Administrative Agent, any Issuing Bank, or any Lender on a non - confidential basis from a source other than the Borrower . For the purposes of this Section 9 . 16 , “ Information ” means all information received from any Credit Party relating to any Credit Party, any of their subsidiaries or Affiliates, or their respective business, other than any such information that is available to the Administrative Agent, any Issuing Bank, the Lead Arranger, or any Lender on a non - confidential basis prior to disclosure by such Credit Party ; provided that, in the case of information received from a Credit Party after the date hereof, such information is clearly identified as confidential in writing at the time of delivery . Any Person required to maintain the confidentiality of Information as provided in this Section 9 . 16 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information . Notwithstanding the foregoing, the Secured Parties and the Credit Parties agree that each of the Bookrunner and Blake, Cassels & Graydon LLP may inform league table services, such as Thomson Reuters and Bloomberg, and make mention in its

- 146 - promotional publications and the media generally of its involvement in (and in the case of Blake, Cassels & Graydon LLP, its representation of the Secured Parties with respect to) the Transactions. 17. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement . If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provisions of this Agreement . 18. Paramountcy. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Loan Document then, notwithstanding anything contained in such other Loan Document, the provisions contained in this Agreement shall prevail to the extent of such conflict or inconsistency and the provisions of such other Loan Document shall be deemed to be amended to the extent necessary to eliminate such conflict or inconsistency, it being understood that the purpose of the other Loan Documents is to add to, and not detract from, the rights granted to the Administrative Agent (for its own benefit and the benefit of the other Secured Parties) under this Agreement . If any act or omission of any or all Credit Parties is expressly permitted under this Agreement but is expressly prohibited under any other Loan Document, such act or omission shall be permitted . If any act or omission is expressly prohibited under any other Loan Document, but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under any other Loan Document but this Agreement does not expressly relieve any or all Credit Parties from such performance, such circumstance shall not constitute a conflict or inconsistency between the applicable provisions of such other Loan Document and the provisions of the Credit Agreement . 19. Excluded Swap Obligations. Notwithstanding anything to the contrary contained herein or in any other Loan Document, any Excluded Swap Obligations of a Guarantor shall be excluded from : (a) the definition of “Secured Liabilities” in any Loan Document as it pertains to such Guarantor; and (b) the definition of “Secured Liabilities” in the Credit Party Guarantee as it pertains to such Guarantor, and no Excluded Swap Obligations shall be guaranteed or indemnified by such Guarantor under any Loan Document . 20. USA Patriot Act. Each Lender that is subject to the requirements of the USA Patriot Act hereby notifies each Credit Party that, pursuant to the requirements of the USA Patriot Act, such Lender is required to obtain, verify and record information that identifies such Credit Party, which information includes the name and address of such Credit Party and other information that will allow such Lender to identify such Credit Party in accordance with the USA Patriot Act . 21. LIMITATION OF LIABILITY. NO CLAIM MAY BE MADE BY ANY CREDIT PARTY, ANY SECURED PARTY OR ANY OTHER PERSON AGAINST ANY INDEMNITEE ON ANY THEORY OF LIABILITY, FOR SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES (AS OPPOSED TO DIRECT

- 147 - OR ACTUAL DAMAGES) ARISING OUT OF, IN CONNECTION WITH, OR AS RESULT OF, ANY LOAN DOCUMENT, THE TRANSACTIONS, OR ANY ACT, OMISSION OR EVENT OCCURRING IN CONNECTION THEREWITH, AND EACH CREDIT PARTY AND SECURED PARTY HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL SUCH CLAIMS, WHETHER OR NOT ACCRUED AND WHETHER OR NOT KNOWN OR SUSPECTED TO EXIST IN ITS FAVOUR . 9.22 Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for a Hedge Arrangement or any other agreement or instrument that is a QFC (such support, “ QFC Credit Support ” and each such QFC a “ Supported QFC ”), the parties acknowledge and agree that with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd - Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “ U . S . Special Resolution Regimes ”) in respect of such Supported QFC and QFC Credit Support (with the following provisions applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States), in the event a Covered Entity that is party to a Supported QFC (each, a “ Covered Party ”) becomes subject to a proceeding under a U . S . Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U . S . Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States . In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U . S . Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U . S . Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States . Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support . IN WITNESS WHEREOF , the parties hereto have executed this Agreement as of the date first above written . [ signatures on the next following pages ]

- S1 - STANTEC INC. , as Borrower By: By: Name: Title: Name: Title: [Signatures deliberately omitted.]

- S2 - By: By: Name: Title: Name: Title: [Signatures deliberately omitted.] CANADIAN IMPERIAL BANK OF COMMERCE , as Administrative Agent, Sole Lead Arranger and Sole Bookrunner

- S3 - By: By: Name: Title: Name: Title: [Signatures deliberately omitted.] CANADIAN IMPERIAL BANK OF COMMERCE , as Lender and Issuing Bank

- S4 - By: By: Name: Title: Name: Title: [Signatures deliberately omitted.] ROYAL BANK OF CANADA , as Lender and Issuing Bank

- S5 - By: By: Name: Title: Name: Title: [Signatures deliberately omitted.] THE TORONTO - DOMINION BANK , as Lender

- S6 - By: By: Name: Title: Name: Title: [Signatures deliberately omitted.] NATIONAL BANK OF CANADA , as Lender

- S7 - By: By: Name: Title: Name: Title: [Signatures deliberately omitted.] HSBC BANK OF AMERICA, N.A., CANADA BRANCH , as Lender and Issuing Bank

- S8 - BANK OF AMERICA, N.A., CANADA BRANCH , as Lender and Issuing Bank By: Name: Title: By: Name: Title: FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC , as Lender [Signatures deliberately omitted.]

- S9 - FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC , as Lender By: Name: Title: By: Name: Title: ATB FINANCIAL (formerly Alberta Treasury Branches), as Lender [Signatures deliberately omitted.]

- S10 - ATB FINANCIAL (formerly Alberta Treasury Branches), as Lender By: Name: Title: By: Name: Title: WELLS FARGO BANK, N.A., CANADIAN BRANCH , as Lender [Signatures deliberately omitted.]

- S11 - WELLS FARGO BANK, N.A., CANADIAN BRANCH , as Lender By: Name: Title: By: Name: Title:

- S12 - THE BANK OF NOVA SCOTIA , as Lender By: By: Name: Title: Name: Title: [Signatures deliberately omitted.]

- S13 -

EXHIBIT A FORM OF ADDITIONAL COMMITMENT AGREEMENT Canadian Imperial Bank of Commerce, as Administrative Agent Infrastructure/Technology, Infrastructure and Innovation 595 Bay Street, CPS-7th Floor Toronto, Ontario M5G 2C2 Attention: Global Agent Administration Services E - mail: Facsimile: [ Redacted – Personal Information ] and [ Redacted – Personal Information ] [ Redacted – Personal Information ] Ladies and Gentlemen : Reference is made to that certain second amended and restated credit agreement dated as of December 8 , 2022 (as amended, supplemented or restated from time to time, the “ Credit Agreement ”, the terms defined therein being used herein as therein defined) between, among others, Stantec Inc . , as borrower (the “ Borrower ”), the financial institutions from time to time party thereto, as lenders (the “ Lenders ”), and Canadian Imperial Bank of Commerce, as administrative agent (in such capacity, the “ Agent ”) . 1. Each of the undersigned financial institutions (each, an “ Additional Lender ”) hereby severally agrees to provide the Additional Commitment set forth opposite its name on Annex I (for each such Additional Lender, its “ Additional Commitment ”) . Each Additional Commitment provided pursuant to this letter agreement (this “ Agreement ”) shall be subject to all of the terms and conditions set forth in the Credit Agreement, including, without limitation, Section 2 . 1 (3) thereof . Each Additional Lender agrees that, from and after the Effective Date (as defined below), such Additional Lender shall be obligated to make Loans under the [Revolving/Term] 1 Credit upon the terms, and subject to the conditions, set forth in the Credit Agreement and in this Agreement . 2. Each party to this Agreement acknowledges and agrees that (i) the Additional Commitments provided pursuant to this Agreement shall constitute (and serve to increase) the [Revolving/Term] Credit such that further [Revolving/Term] Loans become available thereunder upon identical terms and conditions, (ii) with respect to the Additional Commitment provided by any Additional Lender pursuant to this Agreement, such Additional Lender shall receive from the Borrower such up - front, arrangement and/or other fees, if any, as may be separately agreed to in writing by the Borrower and such Additional Lender, all of which fees shall be due and payable to such Additional Lender on the terms and conditions set forth in each such separate agreement, and (iii) from and after the Effective Date, each Additional Lender shall be a [Revolving/Term] Credit Lender under and as defined in the Credit Agreement for the purposes of the Credit Agreement and for all of the Loan Documents and shall be bound by the terms, conditions and covenants and shall be entitled to the benefits thereof as if it were an original [Revolving/Term] Credit Lender and signatory with a [Revolving/Term] Credit Commitment equal to such Additional Lender’s Additional Commitment (plus, if such Additional Lender is already a [Revolving/Term] Credit Lender, such [Revolving/Term] Credit Lender’s [Revolving/Term] Credit Commitment, immediately prior to giving effect to the increase thereof pursuant to this Agreement) . 1 NTD: Any Additional Commitment under the Term Credit must be divided equally among its remaining tranches.

3. Each Additional Lender, to the extent not already a party to the Credit Agreement as a Lender thereunder, acknowledges and agrees that (i) it is not a Defaulting Lender, (ii) it has received a copy of the Credit Agreement and the other Loan Documents, (iii) it has, independently and without reliance upon the Agent or any other Lender and on the basis of such documents and information as it deems appropriate, made its own credit analysis and decision regarding this Agreement and the Credit Agreement, and (iv) except for documents referred to in the preceding clause (ii) (which it has already received) the Agent shall not have any duty to provide such Additional Lender with any credit or other information concerning the affairs, financial condition or business of the Borrower or any third party, except as specified in the Credit Agreement . 4. The Borrower acknowledges and agrees that (i) it shall be liable for all indebtedness, obligations and other liabilities (“ Obligations ”) with respect to the Additional Commitments provided hereby, including, without limitation, all Loans made pursuant thereto, and (ii) all such Obligations shall be entitled to the benefits of the Credit Party Guarantee . 5. The Borrower represents and warrants to the Agent and the Lenders that no Default or Event of Default has occurred and is continuing and all of the representations and warranties contained in the Credit Agreement and in the other Loan Documents are true and correct on and as of the Effective Date as though made on and as of the Effective Date (except where made only as of an earlier date or as disclosed to and accepted by the Lenders prior to the Effective Date) . 6. This Agreement shall be effective on the date (the “ Effective Date ”) on which each of the following conditions has been satisfied : (i) payment of all fees required to be paid in connection herewith (including, without limitation, any agreed upon up - front, arrangement and/or other fees, if any, owing to the Additional Lenders and the Agent (or any affiliate thereof)) or due and owing to the Agent or the Lenders pursuant to the Credit Agreement ; (ii) the Agent shall have received (A) an executed counterpart of this Agreement duly executed by the Borrower prior to the close of business on the Return Date (as defined below), (B) acknowledgements executed by each Guarantor, acknowledging that the Additional Commitments contemplated hereby and all Loans to be incurred pursuant thereto shall be entitled to the benefits of the Credit Party Guarantee on the same basis as the other Borrowings made pursuant to the Credit Agreement, (C) an opinion or opinions dated as of the Effective Date, in form and substance reasonably satisfactory to the Agent, from counsel to the Borrower and the Guarantors, covering such matters set forth in the opinions of counsel delivered to the Agent on the Second Restatement Date pursuant to Section 4 . 1 (4) of the Credit Agreement, and such other matters incident to the transactions contemplated hereby as the Agent may reasonably request, and (D) such other officers’ certificates, board of director resolutions and evidence of good standing as the Agent shall reasonably request . 7. This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the Province of Alberta and the Laws of Canada applicable therein. 8. This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

9. This Agreement may be executed in any number of counterparts and delivered by facsimile or pdf formatted attachment to an email and all of such counterparts taken together shall be deemed to constitute one and the same instrument . 10. The Borrower may accept this Agreement by signing in the space provided below and returning an executed counterpart hereof to the Agent before the close of business on [Date] (the “ Return Date ”) . If the Borrower does not so accept this Agreement by such time, the Additional Commitments set forth in this Agreement shall be deemed cancelled . 11. After the execution and delivery to the Agent of a copy of this Agreement (including by way of counterparts and by facsimile or pdf email transmission) fully executed by the parties hereto, this Agreement may only be changed, modified or varied in accordance with the requirements for the modification of Loan Documents pursuant to Section 9 . 2 (2) of the Credit Agreement . In the event of any conflict between the terms of this Agreement and those of the Credit Agreement, the terms of the Credit Agreement shall control . [Remainder of this page left intentionally blank.]

Yours truly, [NAME OF EACH ADDITIONAL LENDER] By: Name: Title: STANTEC INC. By: Name: Title:

ANNEX I Additional Lender Additional Commitment

EXHIBIT B FORM OF BORROWING REQUEST [ Redacted – Confidential ]

EXHIBIT C FORM OF COMPLIANCE CERTIFICATE [ Redacted – Confidential ]

EXHIBIT D FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT [ Redacted – Confidential ]

EXHIBIT E SUSTAINABILITY CERTIFICATE [ Redacted – Confidential ]

SCHEDULE 1.1 EXISTING LETTERS OF CREDIT [ Redacted – Confidential Information ]

Total Commitment Term Credit Revolving Credit Lender Tranche C Tranche B [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] Canadian Imperial Bank of Commerce [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] Royal Bank of Canada [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] National Bank of Canada [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] The Toronto - Dominion Bank [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] National Bank of Canada [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] Bank of America, N.A., Canada Branch [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] Fédération des caisses Desjardins du Québec [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] ATB Financial [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] Wells Fargo Bank, N.A., Canadian Branch [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] The Bank of Nova Scotia SCHEDULE 2.1 LENDERS AND COMMITMENTS

[ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] [ Redacted – Amount ] HSBC Bank Canada $1,110,041,000 $160,041,000 $150,000,000 $800,000,000 Total Commitments

SCHEDULE 3.1(3) GOVERNMENTAL APPROVALS; CONFLICTS [ Redacted – Commercially Sensitive Information ]

SCHEDULE 3.1(6) LITIGATION [ Redacted – Commercially Sensitive Information ]

SCHEDULE 3.1(13) PENSION PLANS [ Redacted – Commercially Sensitive Information ]

SCHEDULE 3.1(14) SUBSIDIARIES CREDIT PARTIES [ Redacted – Commercially Sensitive Information ]

SCHEDULE 3.1(17) ENVIRONMENTAL MATTERS [ Redacted – Commercially Sensitive Information ]

SCHEDULE 3.1(18) EMPLOYEE MATTERS [ Redacted – Commercially Sensitive Information ]

SCHEDULE 5.1(8) POST - CLOSING REQUIREMENTS [ Redacted – Commercially Sensitive Information ]

SCHEDULE 9.1 LENDER AND ISSUING BANK CONTACT INFORMATION [ Redacted – Personal Information ]